EXHIBIT 99.2

CANADA MORTGAGE AND HOUSING CORPORATION
AT THE HEART OF HOUSING
2010
ANNUAL
REPORT

Canada

CMHC SCHL
HOME TO CANADIANS

CMHC IS AT THE HEART OF:

■ Working in partnership with provinces and territories to deliver **federal investments for Canadians in need**

Households assisted through ongoing federal social housing investments

29,650
223,000
360,850
Administered by:
Provinces and territories
CMHC off reserve
CMHC on reserve

613,500 Canadian households assisted through ongoing federal investments of **$1.7 billion** in existing social housing

Social housing investments provided through CEAP over two years ($M)

150
850
475
200
400
Renovation and retrofit of existing social housing off reserve administered by CMHC
Renovation and retrofit of existing social housing off reserve administered by provinces and territories
New social housing for seniors and persons with disabilities
New social housing and renovation and retrofit of existing social housing in the North
New social housing and renovation and retrofit of existing social housing on reserve (CMHC and INAC)

Over **12,000** projects under *Canada's Economic Action Plan* (CEAP) representing more than **$2 billion** in new federal social housing investments over a two-year period.[1]

[1] Source: *Seventh Report to Canadians on Canada's Economic Action Plan* released on January 31, 2011. Includes funds provided through CMHC and Indian and Northern Affairs Canada

New investments in affordable, high quality housing in addition to CEAP

- **Affordable Housing Initiative (AHI):** 5,040 units
- **Renovation programs:** 18,158 units
- **Affordable Housing Centre:** 2,873 units
- **On-Reserve Non-Profit Housing Program:** 766 units

CANADA'S ECONOMIC
ACTION
PLAN
Investing in social housing helps Canadians in need while also creating jobs and economic growth for the country

CMHC - Canada's national housing agency

Table of
CONTENTS

ABOUT CMHC	2

MESSAGES	3
Chairperson
President

SUCCESS STORIES	11

CORPORATE GOVERNANCE	20

MANAGEMENT’S DISCUSSION AND ANALYSIS	24
The Operating Environment in 2010 and Outlook for 2011
Summary of Financial Results
Performance by Objective
Internal Services – At the Heart of a Strong Organization
Risk Management
Looking Ahead – Objectives and Strategic Priorities for 2011
Being Good Corporate Citizens
2006 to 2011 Financial Highlights

CONSOLIDATED FINANCIAL STATEMENTS	79

OTHER INFORMATION	120
CMHC Board of Directors – Compensation and Attendance Record and Biographies
CMHC Management
CMHC Offices
Glossary
Definitions of select CMHC Performance Measures
For a list of key acronyms used in this annual report, see Glossary.

■	Promoting an efficient housing market that responds to the needs of Canadians for affordable, sustainable and high quality housing
■	As of 2010, a total of 10 EQuilibrium™ demonstration homes had been opened for public viewing.

■	Announced 4 EQuilibrium™ Communities Initiative sustainable demonstration projects in collaboration with Natural Resources Canada.

■	Key export clients reported over $103 million in CMHC-facilitated sales in 2010.

■	Over 1.5 million copies of housing information products were distributed, helping consumers and the housing industry make more informed decisions when it comes to housing.

■	Over 95% of attendees to housing market outlook conferences and information seminars found them useful.

■	Providing the Government of Canada and Canadians with solid financial results and returns

($M)	2008	2009	2010	2010	2011	2012	2013	2014	2015
	Actual	Actual	Plan	Actual	Plan	Plan	Plan	Plan	Plan

Total Assets	203,461	272,821	321,200	293,218	281,435	280,016	256,591	233,249	236,682

Total Liabilities	195,291	263,558	311,261	281,783	270,139	267,357	242,585	217,707	219,571

Total Equity of Canada	8,170	9,263	9,939	11,435	11,296	12,659	14,006	15,542	17,111

Revenues before H&H extension	11,738	13,164	15,359	14,916	14,479	14,491	14,545	14,208	14,814

Revenues - H&H extension[1]	N/A	N/A	N/A	N/A	127	253	253	126	N/A

Total Revenues including H&H extension[1]	11,738	13,164	15,359	14,916	14,606	14,744	14,798	14,334	14,814

Expenses before H&H extension	9,319	11,939	14,091	12,494	12,670	12,742	12,758	12,294	12.837

Expenses - H&H extension[1]	N/A	N/A	N/A	N/A	127	253	253	126	N/A

Expenses including H&H extension[1]	9,319	11,939	14,091	12,494	12,797	12,995	13,011	12,420	12,837

Income Tax	641	294	357	654	466	425	437	466	480

Net Income	1,778	931	911	1,768	1,343	1,324	1,350	1,448	1,497

2008 to 2010 is accounted for under CGAAP and 2011 forward is accounted for under IFRS.
1 Reflects the impact of the housing portion of the housing and homelessness funding (H&H extension) which was authorized subsequent to the approval of the 2011-2015 Corporate Plan ($253.1 million per fiscal year, for 2011-12 to 2013-14).

CMHC’s annual Consolidated Net Income reduces the Government’s annual deficit, and the Consolidated Retained Earnings reduce the Government’s accumulated deficit.
Over the last decade, CMHC has contributed over $14 billion to reducing the Government’s annual deficit through both its income taxes and net income.

Our Mission
Promoting housing quality, affordability and choice for all Canadians
Our Tools
CMHC is At the Heart of Housing for Canadians whose needs are met by the marketplace as well as for those who need federal assistance.
2     Canada Mortgage and Housing Corporation

CHAIRPERSON

On behalf of CMHC’s Board of Directors, I am proud to present our 2010 Annual Report – At the Heart of Housing. This year’s theme highlights the important role that CMHC has played in serving Canadians for 65 years. Over those decades, what CMHC does and how it does it have changed but its role at the heart of Canada’s housing system has been unwavering.
I believe that this ability to make real, meaningful and lasting differences in the lives of Canadians stems from the strong commitment to good corporate governance that is also at the heart of the Corporation. This report will tell you about a year of extraordinary challenges and extraordinary accomplishments. CMHC’s accomplishments in 2010 were guided by three principles: public accountability, responsible risk management and a strong focus on continuous improvement and renewal.

CMHC’s accomplishments in 2010 were guided by three principles: public accountability, responsible risk management and a strong focus on continuous improvement and renewal.
Public accountability is at the core of good governance. At CMHC, this means setting clear, measurable objectives and reporting honestly on results. The Summary of the Corporate Plan and the Annual Report are the cornerstones of accountability at CMHC. They openly and clearly lay out, for Parliament and for Canadians, what CMHC plans to accomplish and its progress towards achieving those plans. Underlying this strong governance regime is a rigorous internal system of planning, priority setting, monitoring and reporting, in which the Board of Directors is actively involved.
CMHC also holds an annual public meeting in different parts of Canada each year to provide Canadians with the opportunity to delve more deeply into the Corporation’s results and to provide input and feedback. In 2010, the annual public meeting was held in Moncton, New Brunswick.
The Corporation ensures independent assessment of its activities through an annual external audit and independent actuarial valuations. In addition, a special examination which attests to the integrity of the Corporation’s financial and information systems as well as its management practices is conducted periodically by the Office of the Auditor General pursuant to the Financial Administration Act.

Underlying this strong governance regime is a rigorous internal system of planning, priority setting, monitoring and reporting.
Independent quality assurance reviews of CMHC’s internal audit function are also conducted every five years in accordance with the International Standards for the Professional Practice of Internal Auditing. Furthermore, CMHC reports regularly on its compliance in a number of legislated areas such as employment equity, multiculturalism and official languages. CMHC also adheres to the guidelines of the Office of the Superintendent of Financial Institutions.
During 2010, the Board of Directors was actively involved in overseeing the change in CMHC accounting practices from Canadian Generally Accepted Accounting Principles (CGAAP) to the more globally recognized International Financial Reporting Standards (IFRS). In 2011, pursuant to amendments to the Financial Administration Act, CMHC will begin publishing quarterly financial reports starting with a report on the results of the second quarter – another step in public accountability for results achieved.

Messages     3

Responsible risk management requires a systematic ability to identify, quantify and monitor risks and a conscious decision-making process to determine acceptable levels of risk.
Through its Enterprise Risk Management (ERM) framework, CMHC identifies and analyzes emerging risks and implements mitigation strategies. The framework encourages corporate-wide discussion of the risk environment, enabling managers at all levels of the Corporation to actively participate in risk management. The Board of Directors is actively engaged in assessing the environment and overseeing appropriate mitigation strategies.
During 2010, CMHC again took important steps in the area of responsible risk management when the Board of Directors approved a corporate risk appetite statement. The statement clearly outlines the level of risk that is acceptable to the Board and the Corporation. This permits conscious and consistent decision-making throughout the organization on the level of risk that can and should be undertaken.
As a Crown corporation with a commitment to serving the public interest, discussion of risk extends beyond the business risks to the Corporation and encompasses active consideration of broader risks to the Canadian housing system. In 2010, this included in-depth analysis of the sustainability of house prices as well as the level of consumer indebtedness.
As part of its commitment to responsible risk management, CMHC undertakes rigorous and comprehensive stress testing of its mortgage insurance business that involves assessing the impact of some 10,000 economic scenarios. CMHC uses the stress testing analysis to not only ensure that it has

Through its Enterprise Risk Management (ERM) framework, CMHC identifies and analyzes emerging risks and implements mitigation strategies.
appropriate capital targets in accordance with the latest OSFI guidelines, but that such targets will be adhered to in accordance with CMHC’s risk appetite statement. This year’s results continue to show that CMHC’s mortgage loan insurance business is well positioned to handle even extremely adverse economic conditions. Furthermore, the Board requires a periodic independent external review of its stress testing framework and this year’s results indicated that CMHC’s framework met or exceeded general industry practices. Our capital framework was also updated in 2010 to reflect the most recent OSFI guidelines on capital adequacy.
Continuous improvement and renewal have been hallmarks of CMHC for many years. Employees, CMHC Management and the Board of Directors are all engaged in continually improving CMHC’s ability to serve Canadians. This is why each year two Board meetings are held outside Ottawa to strengthen our insights into local housing issues. This year, we met in Moncton and Charlottetown in June and in Montréal in August. In addition to our regular business agenda, roundtable meetings allowed the Board to engage in discussions with local stakeholders on housing issues and opportunities.

Conducting regular assessments of the Board’s performance is integral to continuous improvement.
Conducting regular assessments of the Board’s performance is integral to continuous improvement. Two types of assessments are undertaken by the Board – alternating between an external assessment and an internal peer assessment. I am pleased to report that this year’s assessment of the Board’s performance carried out by an external consultant was very positive. Next year, the Board will carry out a peer assessment where each member will assess and provide feedback on the contributions of other Board members.

4     Canada Mortgage and Housing Corporation

In 2010, we welcomed two highly experienced individuals to our Board of Directors: Ms. Rennie Pieterman of London, Ontario and Mr. Michael Gendron of Edmonton, Alberta. The financial expertise and housing experience that these two new members bring to the table will further strengthen the ability of our Board to effectively govern the Corporation. We also extend our thanks and appreciation to our outgoing Board member, Gary P. Mooney, whose term expired in 2010.
Of course, good governance can only be built on the foundation of a strong and committed team of managers and employees who strive each day to make a difference for Canadians through their work. Once again, I have the pleasure of congratulating CMHC’s President, Karen Kinsley, on being named one of Canada’s Top 100 Most Powerful Women. This award recognizes the country’s highest-achieving female leaders in the private, public and not-for-profit sectors.
Under her stewardship, CMHC was again selected as one of Canada’s Best Diversity Employers and one of Canada’s Top 100 Employers for 2010.
The Board of Directors extends its appreciation to CMHC’s dedicated employees who have consistently shown a steadfast commitment to improving the lives of Canadians, not only through their work, but also through the volunteer hours and donations to charitable organizations in their communities. The Board values the diversity of the Corporation’s workforce and recognizes that it enables us to better serve Canadians. I am proud that employees at CMHC embody the spirit of being good corporate citizens both at work and at home.

Dino Chiesa
Chairperson

Messages     5

PRESIDENT

On the eve of our 65th anniversary, CMHC was At the Heart of Housing as it has been throughout its history. Created as a Crown corporation in 1946, CMHC has been at the heart of federal housing directions which have shaped Canada’s housing system as we know it today – a system where the vast majority of Canadians are able to access high quality housing without direct public assistance. While CMHC’s programs, products and services have evolved over six decades, we continue to be instrumental in implementing federal housing policy by assisting Canadians in need and helping to make housing markets efficient and sustainable.
We have been at the heart of federal housing directions for over six decades responding to Canadians’ changing housing needs.
I am proud that CMHC was called upon to work with our partners to deliver results when Canadians needed them the most. All social housing investments under Canada’s Economic Action Plan (CEAP) administered by CMHC have been fully committed well in advance of the March 31, 2011 deadline. Examples drawn from thousands of projects that have benefitted Canadians in need are showcased later in this annual report.
We are at the heart of federal investments for Canadians in need
In Canada, governments have a long history of collaborating with community groups, not-for-profit organizations, Aboriginal organizations and the private sector to address the housing needs of low income families.
While provinces and territories have primary responsibility for the delivery of housing programs, the federal government, through CMHC, has provided funding for social housing that has spanned several decades.

In 2010, federal subsidies for the existing social housing portfolio totalled $1.7 billion which helped house 613,500 lower and moderate income families.
This year, in addition to CEAP investments, we achieved our housing targets for our core programs.
In 2010, federal subsidies for the existing social housing portfolio that totalled $1.7 billion helped house 613,500 lower and moderate income families. Funding under the Affordable Housing Initiative will result in 5,040 new units, bringing the total number of units since its inception in 2001 to 50,106. CMHC’s renovation programs assisted some 18,158 low income households and affordable rental property owners to undertake needed repairs.

6     Canada Mortgage and Housing Corporation

I am also pleased to report that we exceeded our target for affordable housing units developed through CMHC’s Affordable Housing Centre. In 2010, 2,873 units were facilitated through the Centre.
Working with Indian and Northern Affairs Canada (INAC), funding was committed for an additional 766 new units under the On-Reserve Non-Profit Rental Housing Program. At the end of the year, a total of 29,750 units were under subsidy.
We are at the heart of Canada’s housing finance system
Canada’s housing finance system is stable and efficient. CMHC has played a role in ensuring this stability by managing its mortgage loan insurance and securitization guarantee programs in a responsible, commercially-viable manner, at no cost to the Canadian taxpayers. These programs have helped ensure that qualified borrowers have been able to access affordable housing finance in good and in bad economic times.

CMHC has played a role in ensuring the stability of Canada’s housing finance system by managing its mortgage loan insurance and securitization guarantee programs in a responsible, commercially-viable manner, at no cost to the Canadian taxpayers.
In 2010, CMHC’s mortgage loan insurance business was impacted by the general state of the economy. While housing markets rebounded in the first half of 2010, market activity in the second half of the year moderated. Consequently, the 643,991 insured units were lower than the planned 831,082 units. However, many of our insured loans continued to be in products and/or areas not served or well served by the private sector. These include loans for large rental properties, nursing and retirement homes and homes in rural areas and smaller communities. Together, these types of loans made up 44% of our business in 2010.
We operate our insurance and securitization businesses on a commercial basis. These businesses earned most of CMHC’s Net Income of $1,768 million for Canadian taxpayers this year.

We work hard to manage our risks responsibly so that we remain on solid financial ground. Risk assessment models that are part of our state-of-the-art automated underwriting system, emili, are constantly monitored and adjusted as necessary. We also work closely with lenders and mortgage brokers to provide insights into market trends and to enhance their understanding of CMHC’s insurance products and policies.

Messages     7

During 2010, historically low interest rates gave rise to concern about excess consumer indebtedness. Determining the appropriate level of consumer debt is an important and complex issue. Each person must assess their ability to take on debt. The decision to purchase a home should be balanced against the prudent management of household debt. CMHC plays a role by working with others in the industry and in government to help consumers make informed decisions with respect to mortgage financing options. Key activities include the development of mortgage information products, interactive online tools for the industry and consumers, as well as outreach campaigns.
A defining strength of the Canadian housing finance system has been the quality of its lending practices. As a result of stringent and prudent underwriting practices, the quality of CMHC’s loan portfolio is strong. In 2010, more than 58% of CMHC-insured homeowner mortgages had outstanding balances with a loan-to-value ratio of 80% or less based on the original lending value. If the current value of the properties is taken into consideration, 70% of these mortgages have loan-to-value ratios of 80% or less. At the end of 2010, homeowners with CMHC-insured mortgages had, on average, equity of 44% of the value of the home.
CMHC follows OSFI guidelines in setting capital levels to guard against possible future adverse events. OSFI requires private mortgage insurers to set capital targets that minimize the probability of falling below minimum capital levels. CMHC maintains twice the minimum capital required by OSFI. Each year, CMHC subjects its mortgage loan insurance portfolio to stress testing to validate and manage its pricing risk and confirm the adequacy of its capital management framework. CMHC’s latest stress testing results concluded that the Corporation’s probability of insolvency under 10,000 economic scenarios combined with plausible adverse business scenarios is less than one half of one per cent.
Demand for CMHC’s securitization guarantee programs proved to be robust again in 2010. A total of $95.1 billion in National Housing Act Mortgage-Backed Securities (NHA MBS) and Canada Mortgage Bonds (CMBs) were guaranteed by CMHC, providing both large and small lenders with a reliable, cost-effective source of funds for mortgage lending.

8     Canada Mortgage and Housing Corporation

We are at the heart of promoting market efficiency and innovation
CMHC also has a mandate to undertake housing research, information transfer and market analysis activities that promote sound decision-making on the part of consumers as well as the housing industry. Over 1.5 million copies of CMHC information products were distributed in 2010, with our Research Highlights and About Your House fact sheets receiving high usefulness ratings from our clients and stakeholders. The accuracy of our housing starts forecast, however, did not meet our target of being within 10% of actual starts due to the market volatility experienced in 2010.
Our EQuilibrium™ Sustainable Housing Demonstration Initiative is enhancing both the industry’s capacity and consumers’ acceptance of leading-edge technologies. Under the EQuilibrium™ Communities Initiative, a partnership between CMHC and Natural Resources Canada, we announced support for four sustainable neighbourhood demonstrations. I am certain that these demonstrations will lead to practical innovations in future developments across the country.
Exports are a critical component of the Canadian economy. During 2010, CMHC made an important contribution by facilitating sales of over $100 million in Canadian housing goods and services in extremely competitive markets around the world.
Looking ahead
As we’ve seen throughout our history, the federal role in housing continues to evolve in response to the changing needs of Canadians and the country.
Working with its provincial and territorial partners, CMHC will implement the Government’s new directions for federal affordable housing investments to address the diverse housing needs of low income Canadians. We will also continue to help First Nations build and renovate housing and respond to the unique challenges they face in providing adequate housing for their members.

Working with its provincial and territorial partners, CMHC will implement the Government’s new directions for federal affordable housing investments to address the diverse housing needs of low income Canadians.
The stability of the Canadian housing finance system during the recent economic downturn stood in stark contrast to the experience of the U.S. and some European nations. While Canada’s housing system – supported by a stable public mortgage loan insurer – withstood one of the worst economic downturns in history, we remain vigilant to ensure its long-term stability.

Messages     9

The development of mortgage loan insurance products will take into account the evolving economic environment and our mandate to serve Canadians across the country, particularly in those market segments not served or less well-served by the private sector. While instituting prudent underwriting practices and due diligence, our goal remains to ensure that creditworthy borrowers have access to mortgage loan insurance products that meet their needs.
CMHC’s longstanding history of helping Canadians make sound housing decisions positions us to respond to tomorrow’s challenges. The Corporation will continue to provide unbiased advice, such as our ever-popular Homebuying Step by Step guide, to the next generation of homebuyers. Our flagship publication, Canadian Housing Observer, is published annually and provides a broader strategic picture of housing conditions and trends in Canada and the key factors behind them. Working with lenders, mortgage brokers and other mortgage professionals, we will continue to make information and online tools available so that consumers can see the potential impact of their housing finance decisions.

CMHC’s longstanding history of helping Canadians make sound housing decisions positions us to respond to tomorrow’s challenges.
CMHC will also closely monitor and adjust to regulatory changes that may affect our securitization guarantee products. Our goal is to ensure that these products continue to provide a reliable source of low cost funds for mortgage lending in Canada.
Moving forward, we also recognize that as stimulus measures draw to a close governments around the world are taking steps to manage the fragile recovery and to reduce deficits. CMHC has contributed to reducing the federal deficit – some $14 billion between 2001 and 2010 – and is fully compliant with cost containment measures as outlined in the Government of Canada’s 2010-11 Budget.
The need to address environmental concerns will also continue to be on the public’s agenda. CMHC will continue to promote sustainable housing and communities through our research and information transfer activities and will also do its part to reduce its own environmental footprint.
As you read through our annual report, you will find that our accomplishments demonstrate that CMHC has been and continues to be At the Heart of Housing. I want to thank all of CMHC’s 2,125 employees who have again risen to the challenge with passion and commitment in serving Canadians from coast-to-coast-to-coast.

Karen Kinsley, FCA
President and Chief Executive Officer

10     Canada Mortgage and Housing Corporation

SUCCESS STORIES
Among the many examples of CMHC’s achievements throughout the year, we have chosen some to showcase here:
■	At the heart of federal CEAP investments in social housing
■	Renovation and retrofit of existing social housing

■	Meeting distinct housing needs – seniors, persons with disabilities and northern communities

■	Housing for First Nation families on reserve
■	At the heart of helping municipalities to create stronger communities through CEAP infrastructure investments

■	At the heart of helping Canadians keep their homes in difficult economic times

■	At the heart of sustainable communities – EQuilibrium™ Communities Initiative

Success Stories     11

Renovation and retrofit of
social housing

The $1 billion in funding under Canada’s Economic Action Plan to renovate and retrofit existing social housing was welcomed across the country. This funding, in many cases matched by provinces and territories, will provide thousands of existing social housing units with the funding needed to undertake capital improvements, making units more energy-efficient and helping to ensure that they continue to be affordable, well-maintained homes for residents.
Here are just a few examples:
Residents are pleased with improvements to their Doone Street and Wilson Row family housing project in Fredericton’s north side following major retrofits funded through CEAP. Owned and operated by New Brunswick Housing Corporation, the nine, two-storey affordable row houses for 64 families with low incomes were in major need of repair. The Government of Canada and the Province of New Brunswick provided a total of more than $2.14 million in CEAP funding to install and upgrade new windows and doors, add new siding, and make repairs to the sidewalks and driveways.

“The little things have made a big difference. Now that the driveway’s fixed, the kids are riding their bikes on it. If your environment looks good, you’ll go outside and interact with others. Everyone wants their house to look good, so they take more pride in keeping their own yard clean.”
Tammy MacMaster, resident

For Léo Jolicoeur and his neighbours at Co-op Ste-Marie in the city of Québec, living in a heritage building dating back to 1860 is a privilege. But with that privilege comes the responsibility to maintain the condition of the building. CEAP funding of almost $500,000 is helping to improve the energy efficiency of the building while still preserving its heritage character.
A local company specializing in the reproduction and renovation of heritage buildings was contracted to undertake the upgrades.

“There’s a real commitment to maintain this housing for the years ahead and to make the co-op a pleasant environment in which to live. Our building represents an important part of Québec’s heritage. We are pleased to breathe new life into this historic building by making it a true home where people value its beauty and work together to improve it.”
Léo Jolicoeur, resident, Co-op Ste-Marie

12     Canada Mortgage and Housing Corporation

In New Hamburg, Ontario, seniors have gotten a lift with the help of the Government of Canada and the Province of Ontario. Nith Terrace received $171,161 in CEAP funding to install a lift in the two-storey, 30-unit seniors apartment building. The new lift means that seniors who can no longer manage the stairs can continue living in their second floor apartments rather than face the prospect of a disruptive move.

“There’s a high need for accessible affordable seniors’ housing in our community, especially for those on a fixed income. We try to meet their need to live independently within their incomes and enable them to age in place. This building meets those needs.”

Jennifer Murdoch, Manager of Housing Programs, Region of Waterloo

At Synergen Housing Co-operative, located in Edmonton, Alberta, co-op residents – which include young families, seniors and single people – have contributed “sweat equity” over the years to do small maintenance and repairs. When the scale of the work

“We feel very fortunate that this opportunity came along when it did...It allowed us to catch up on much needed repairs so we can now look at addressing other priorities. And most important, people are going to be warmer in their homes while using less energy.”
Vida Crawford, resident

needed was beyond their collective ability, the residents were able to use CEAP funding of approximately $660,000 to complete repairs, which included new doors, windows, hot water tanks, furnaces and electrical panels.
The Province of Manitoba will deliver and match CEAP funding to upgrade almost 9,800 existing social housing units. Among the projects that will receive CEAP funding for renovations and retrofits are Lord Selkirk Park and Gilbert Park – two of the oldest and largest public housing projects in Manitoba. Lord Selkirk Park comprises both townhouses suitable for families and an apartment building for seniors. In total, there are 313 units. Gilbert Park is comprised of 255 townhouses. Renovations will also be made to another public housing apartment complex at 444 Kennedy Street, Winnipeg, improving the living conditions for single non-elderly residents and seniors living in its 142 units.

“Rejuvenating housing creates healthier, more vibrant neighbourhoods for the families who live there. The significant investment we are announcing today is an effective way to ensure there is safe, affordable and well-maintained housing in Manitoba. Our government is committed to creating jobs now when they are needed, building vital infrastructure and improving the quality of life for Manitobans.”
Premier Greg Selinger

Success Stories     13

Meeting distinct housing needs – seniors, persons with disabilities and in northern communities

Under Canada’s Economic Action Plan, funding to help improve access to affordable housing that is designed to meet the distinct needs of seniors and persons with disabilities was provided, as was funding to help Canadians living in the North.
Community Living Essex County provides supportive housing and other services to persons with intellectual disabilities, operating 60 group homes with around-the-clock support in communities across Essex County in southwestern Ontario. The organization received funding of $971,000 under CEAP to help renovate two of their homes in Belle River and MacGregor and to build a new four-bedroom home in Amherstberg.

“This new funding couldn’t have come at a better time. We’ll be able to design homes around the specific needs of individuals. It’s a home they’ll have for the rest of their lives.”
Nancy Wallace-Gero, Executive Director, Community Living Essex County

Building affordable, accessible and energy-efficient housing in Canada’s North – with all its beauty, richness and diversity – has always been a challenge. The harsh climate, the short construction season and high costs are among the factors that contribute to a shortage of affordable housing that meets the distinct needs of northern residents.
Access to housing improved significantly for families in Whitehorse, Yukon with the opening of the Ingram sixplex, a $1.9 million affordable housing project funded under CEAP for Northern Housing. The highly energy-efficient, six unit two-storey complex was designed and built with the needs of larger families in mind. It also provided an opportunity for local trades people to get hands-on training and experience in energy-efficient construction methods.

“The building is designed to be very energy- efficient, and the living units should cost far less to heat than a building of comparative size using conventional construction.”
Ted Lambert, carpenter

Construction and renovation of housing puts people to work quickly. As well, most of the materials and building supplies are made in Canada, which results in spin-off jobs. For example, Northerm Windows, a local manufacturer, was awarded a contract to provide a new type of window for the Ingram sixplex complex. The new highly efficient windows were also installed in a residential facility for children and youth, Children’s Receiving Home, which also received funding under CEAP for Northern Housing. The two contracts provided a boost for Northerm Windows at a time of the year when the company is normally not busy.

“We’re able to provide access to a local product that is designed and built for the North.”
Dave Borud, General Manager, Northerm Windows

The small community of Faro, Yukon – where almost half of the population is over the age of 50 – has more affordable seniors housing thanks to a $2 million investment through Canada’s Economic Action Plan for Northern Housing. The new Faro Seniors Complex is a one-story wood frame building providing six accessible suites. A construction company based in Inuvik, Northwest Territories was awarded the contract to build the new complex, creating local employment and opening a door for the company to expand its operations.

14     Canada Mortgage and Housing Corporation

Housing for First Nation
families on reserve

With higher incidences of housing problems than the general Canadian population, CEAP funding targeted to renovating and creating housing on reserve for First Nations families provided economic stimulus as well as an opportunity to narrow the housing gap.
Sheshatshiu Innu First Nation in Newfoundland and Labrador received funding of more than $490,000 to improve housing conditions in the community. Of this amount, $172,000 will be used to retrofit eight social housing units and $319,000 will be provided in subsidy assistance for two new housing units to be constructed.

“Many of the adults in the community, including myself, grew up in overcrowded houses, so we know that a good house is one of the most important things we can do to give young people hope and confidence. There’s still work to do, but there is a determination to keep moving forward. When new housing is built, young people can more easily find a quiet place to do homework. They are less likely to get in trouble because they spend more time in the home with family and less time on the street. Even health issues can improve – people with diabetes and other conditions can find it easier to manage nutrition needs. A good house is one of the most important things we can do to give young people hope and confidence.”
Marcel Ashini, Director of Special Projects with the Sheshatshiu Innu First Nation

Eel Ground First Nation, located on the banks of the Miramichi River in northern New Brunswick, received a commitment for federal funding of $621,000 to repair 29 units and to construct two new units.

“The additional funding more than doubled the amount we usually have available for maintenance and repair – so it allowed us to accelerate our efforts to upgrade older housing stock. It’s important that we continue to invest in those homes so they last another two decades or more.”
Chief Ginnish, Eel Ground First Nation

The Pinaymootang First Nation, located between Lake Manitoba and Lake St. Martin, received $1.59 million in federal funding through CEAP to build six new housing units for their members.

“These housing projects bring much needed housing to our First Nation. It’s exciting to see results and it makes us want to keep moving forward and keep doing more.”
Chief Garnet Woodhouse, Pinamootang First Nation

For eight years, Kenny Seesequasis of Beardy’s and Okemasis First Nation in Saskatchewan commuted between his home and his farm because the land that he is leasing from the First Nation had no house on it. That all changed in December 2010 when Seesequasis and his family moved into a new home located right on the farm. The house is one of 10 ready-to-move houses being built for Beardy’s and Okemasis First Nation made possible through Canada’s Economic Action Plan. These homes will receive subsidies to help cover operating costs over a period of 20 years.

“I’m very happy to be living right on the farm now so I don’t have to make the drive several times a day or worry about the weather that might prevent me from taking care of my cattle.”
Kenny Seesequasis, member, Beardy’s and Okemasis First Nation

Success Stories     15

Infrastructure is the backbone of vibrant communities – communities where families have access to affordable, quality housing where they can grow and prosper. Under Canada’s Economic Action Plan, up to $2 billion in low-cost loans was made available through CMHC’s Municipal Infrastructure Lending Program (MILP). Municipalities across Canada have borrowed over $1.5 billion from CMHC at very favourable rates to upgrade existing housing-related infrastructure.
Residents in the City of Summerside, Prince Edward Island are enjoying the benefits of green power and more stable electricity costs thanks to a new electricity generating wind farm. The wind farm that is being constructed with the help of an $8 million MILP loan will produce green, sustainable electricity for its 15,000 residents. Because the wind farm is owned by residents, the funds go right back into the community. In the past, Summerside purchased the majority of its electricity from New Brunswick – now, those funds can be used to address other infrastructure needs.

“They [residents] see the wind farm as viable and a good project for the City.”
Terry Murphy, Chief Administrative Officer,
City of Summerside

The Town of Cramahe, Ontario is positioning itself for future growth by expanding its wastewater treatment plant. It is a major undertaking for this small community on the shores of Lake Ontario – made possible in large part by a MILP loan of over $1 million. Not only will the loan help to significantly increase the capacity of the current plant, but it will also meet the Province’s more stringent standards for water quality. In the long term, the community will be able to attract more residential, commercial and industrial growth. Cramahe is an attractive residential community – only an hour away from Toronto.

“Expanding this facility has been our number one priority for the last three years.” Marc Coombs, Mayor of Cramahe, Ontario

16     Canada Mortgage and Housing Corporation

Two MILP loans totalling over $2 million will finance much-needed upgrades to the town’s aging trunk storm sewers and roads and employ 20 to 25 people in the town of Petrolia, Ontario.

“This money will allow us to go ahead with a few more projects. It gives us more comfort and it will save a lot of headaches. This loan is locked in for 15 years, so we won’t have to worry about interest rates going up. It protects the taxpayer.”
Mayor John McCharles, Town of Petrolia, Ontario

Across the country, many communities are growing faster than their infrastructure can sustain. That is certainly the case in Saskatchewan where some communities have been working hard to expand infrastructure to support significant residential growth. Saskatoon and North Battleford were among the first recipients of MILP loans. These two communities received over $82 million in loans for new roads and water services.

“If a municipality doesn’t have the dollars for infrastructure, development just doesn’t happen. CMHC came in and filled a void where other programs did not exist.”
Laurent Mougeot, CEO, Saskatchewan Urban Municipalities Association

Mitchell, located in the rural municipality of Hanover, Manitoba, is a desirable location for people who work in Steinbach or Winnipeg. Recently, however, housing development in the community was halted when the wastewater treatment lagoon serving the area reached capacity. Thanks to a $3 million loan from MILP, the community is able to construct a new wastewater treatment facility.

“Getting the financing was absolutely wonderful. We received the $3 million loan at a very competitive rate through CMHC. The lending period is just about right for us. We estimate we’ll save $500,000 in interest charges over the 15-year lending period.”
Mel Schroeder, Chief Financial Officer for the Rural Municipality of Hanover

Success Stories     17

Many Canadian families have been hit recently by tough economic times involving job loss, leaving some unable to make their mortgage payments. Here is one Canadian family who was able to obtain the help they needed by taking advantage of CMHC’s default management tools.
The Windsor region of Ontario was among the hardest hit in the recent economic downturn. Last December, the Windsor Family Credit Union (WFCU) was dealing with a case involving a borrower who had recently lost his job and fallen behind on his property taxes while waiting for a new job to start. With his mortgage coming up for renewal in January 2011, the Credit Union would have been unable to renew his mortgage unless the tax arrears were cleared.
They say that timing is everything. While the Credit Union was struggling to deal with their member’s unfortunate situation, CMHC’s Claims Payment Centre delivered a training session on default management which was broadly advertised to all the Credit Unions in Ontario. While attending the session, Corrine Davis, Manager, Sales and Service, heard about CMHC’s capitalization option and immediately saw it as a means to assist their member with the tax arrears. She contacted the family and invited them to come in to discuss their situation. The tax arrears were capitalized and arrangements were made to ensure that taxes would be covered in the future. The clients expressed immense appreciation for what the Credit Union did for them.
WFCU was able to renew the mortgage in January and the borrower was ecstatic with “having a new lease on life”. The member is now fully employed and maintaining his mortgage and tax payments without any difficulty.

“I quickly contacted the member and
told him how WFCU could help
him out. He was very thankful
and said that now he could have a
merry Christmas. The member will
be coming in shortly before the renewal
date to sign the required documents.
The capitalization of the
tax arrears into the remaining
mortgage balance will be processed
in early 2011. With the knowledge and
experience CMHC shared with me,
I was able to implement
the best plan of action for this
member. That’s empowerment.”
Corrine Davis, Manager, Sales and Services

18     Canada Mortgage and Housing Corporation

Building upon the EQuilibrium™ Sustainable Housing Demonstration Initiative, CMHC and Natural Resources Canada launched the EQuilibrium™ Communities Initiative in 2009. The four winners which were announced in 2010 will undertake demonstrations in the following locations: Ty-Histanis (near Tofino), British Columbia, Regent Park in Toronto, Ampersand in Ottawa and Station Pointe in Edmonton.
EQuilibrium™ Communities project developers will receive funding to promote, monitor and report on their sustainable community demonstration projects and were chosen by an expert panel based on the following criteria:
Energy – an energy-efficient community that balances energy supply and use to minimize greenhouse gas emissions
Land Use and Housing – a compact community with a balanced mix of activities, housing choices and commercial, institutional, recreational and industrial land uses
Water, Waste Water and Storm Water – a community that will minimize the use and disposal of water and negative impacts on water sheds
Transportation – a community that reduces fossil fuel use from personal vehicle travel and provides opportunities for energy-efficient and healthy alternatives
Natural Environment – a community that protects, enhances and restores the natural environment
Financial Viability – a marketable community that, through its design, operation, integration and financing, is economically viable over the long term
One of the chosen projects is Minto’s Ampersand project in Ottawa, Ontario. It was awarded $550,000 in funding to focus on improving performance in areas such as: renewable energy; green financing options; site plan design modifications to optimize mixed-use and transit/pedestrian connectivity; strategies for storm water run-off and water use reduction; and sustainable landscape best practices.
Located within Ottawa’s Chapman Mills Town Centre, Ampersand is planned to be a mixed-use neighbourhood with more than 1,000 homes, from stacked townhouses to mid-rise apartments. The homes are to be integrated with more than 25,000 m2 of commercial/retail, civic use and open public spaces.

Success Stories     19

Corporate structure
CMHC is governed by a Board of Directors appointed by the Government of Canada and reports to Parliament through the Minister of Human Resources and Skills Development. CMHC Management is comprised of the President and Chief Executive Officer, heads of business areas and support functions, and regional business centre General Managers. We have a workforce of approximately 2,100 employees. Our national office is located in Ottawa and our regional business centres are in Halifax, Montréal, Toronto, Calgary and Vancouver. CMHC employees serve as points of contact in several other smaller and rural communities.
CMHC provides management, advisory and other services to the Canada Housing Trust and to the First Nations Market Housing Fund. It also manages and administers Granville Island, on behalf of the Government of Canada. Only the financial results of the Canada Housing Trust are consolidated with CMHC’s financial statements. (See Glossary for further information on these organizations.)
Board of Directors and its committees
The legislative framework governing CMHC consists primarily of the Canada Mortgage and Housing Corporation Act (CMHC Act), the National Housing Act (NHA) and the Financial Administration Act (FAA). Pursuant to the CMHC Act, the stewardship of the Corporation is the responsibility of the Board of Directors which is comprised of the Chairperson, the President and Chief Executive Officer and eight other directors. The Chairperson and the President and Chief Executive Officer are appointed by the Governor in Council. The eight other directors are appointed by the Minister designated for the purposes of the CMHC Act and the NHA (the Minister for CMHC) with Governor in Council approval. With the exception of the President and Chief Executive Officer, all members of the Board are independent of CMHC Management. The Board of Directors meets a minimum of five times per year. At least two of these meetings are held outside the National Capital Region.

20     Canada Mortgage and Housing Corporation

The Governance and Nominating Committee, the Audit Committee and the Human Resources Committee support the Board of Directors in carrying out its stewardship of CMHC. These committees examine matters in their respective areas that come before the Board of Directors for consideration. Their full terms of reference are posted on CMHC’s website at www.cmhc.ca and are reviewed on a regular basis by the Board to ensure that these committees continue to carry out their responsibilities effectively.
To gain regional perspectives, the Board holds two of its regularly scheduled meetings outside the National Capital Region to provide an opportunity for Board members to visit local housing projects and to meet personally with a diverse group of stakeholders.
This year, while in Moncton and Charlottetown in June, the Board met with homebuilders, non-profit housing associations, public housing officials, community planners, Aboriginal community representatives and the developers of Moncton Vision, an EQuilibrium™ home. In August, the Board visited a housing co-operative in Montréal that received a contribution under Canada’s Economic Action Plan and a recently-opened EQuilibrium™ project which integrates solar energy installations. They also took the opportunity to learn about unique housing developments in Montréal including those in Benny Farm.
Annual public meetings
In conjunction with the Board of Directors meeting in Moncton in June, the Board held its second annual public meeting. CMHC Chairperson, Dino Chiesa, provided the audience with an overview of CMHC’s history and mandate. CMHC’s President, Karen Kinsley, discussed how CMHC fulfills its mandate and provided highlights of the Corporation’s results and accomplishments.

Corporate Governance     21

Corporate planning and reporting
Each year, as required by the FAA, CMHC submits a five-year corporate plan to its Minister for approval by the Government of Canada. The corporate plan is the centrepiece of the accountability regime for Crown corporations and encompasses all of CMHC’s activities, budgets and resource requirements. The Board of Directors guides the development of the Corporate Plan, starting with a planning session during which it examines the internal and external operating environment and sets out key strategic directions for the Corporation.
At its planning session in March 2010, the state of the Canadian and global economy and implications for Canadian housing markets figured prominently. The Board assessed the Corporation’s overall operating environment and took into account government directions. It reaffirmed the Corporation’s three objectives and seven strategic priorities which encompass CMHC’s assisted housing, housing finance, research and information transfer and international activities. The Board submitted the 2011-2015 Corporate Plan to the Minister for CMHC in the fall and it was approved by the Government of Canada in December 2010.
On a quarterly basis, the Board reviews performance against plans prepared by CMHC Management and makes adjustments as required. The Board also reviews quarterly financial and risk management reports and semi-annual enterprise risk management reports. Regular reports on CMHC’s social housing and municipal infrastructure investments as part of Canada’s Economic Action Plan were also provided to the Board throughout 2010.
The Corporation is ready for new provisions under the FAA that require CMHC, as a Crown corporation, to prepare and make public a quarterly financial report within 60 days after the end of each of the first three quarters of the year.

22     Canada Mortgage and Housing Corporation

Assessing Board performance
Conducting regular assessments of the Board’s performance and effectiveness is integral to best governance practices. CMHC’s Board of Directors conducts two types of assessments, undertaken on alternate years. The first type of assessment is undertaken with the assistance of an external consultant and examines the overall effectiveness of the Board in comparison to the boards of other Crown corporations. The results of the 2009 assessment, which were released in 2010, noted that CMHC’s Board of Directors scored higher than other Crown boards in 78% of the questions where such data was available. Results also indicated effective leadership on the part of the Chairperson, the presence of a strong, positive working relationship between Board members and the President and Chief Executive Officer, and good Board oversight of the integrity and adequacy of the Corporation’s information systems and management practices.
The second type of assessment involves Board members assessing and providing feedback on each other’s contribution. This type of assessment will be undertaken in 2011.
Board compensation and attendance record
Compensation paid to directors is set by Order in Council. The Chairperson and directors receive an annual retainer for their services to CMHC, plus a fixed per diem for travel time, attending committee and Board meetings and other responsibilities as they arise. Meeting facilities can accommodate members who wish to participate through teleconference or videoconference. (See Other Information for Compensation and Attendance Record for each Board member.)
CMHC Pension Fund
Established by the CMHC Board of Directors pursuant to the CMHC Act, the CMHC Pension Fund is managed and administered by Trustees through a Trust Agreement. The Trustees are responsible for setting investment objectives and policies, periodically reviewing the strategic asset allocation and monitoring investment results. The outcomes of Trustees meetings are regularly reported to the Board. The Board also receives an annual report on the Trustees’ activities and decisions, and the performance of the Fund.

Corporate Governance     23

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS
CMHC’s Annual Report contains forward-looking statements regarding objectives, strategies and expected financial results. There are risks and uncertainties beyond the control of CMHC that include, but not limited to, economic, financial and regulatory conditions nationally and internationally. These factors, among others, may cause actual results to differ substantially from the expectations stated or implied in forward-looking statements.
24     Canada Mortgage and Housing Corporation

THE OPERATING ENVIRONMENT IN 2010 AND OUTLOOK FOR 2011

THE OPERATING ENVIRONMENT IN 2010 AND OUTLOOK FOR 2011

MACROECONOMIC INDICATORS

Economic growth in Canada bounced back during the fourth quarter of 2010 with the annualized Gross Domestic Product (GDP) expanding at 3.3% following a gain of 1.8% in the third quarter and 2.2% in the second quarter. In the first quarter of 2010, annualized GDP grew by 5.5%. The economy registered an annual gain of 3.1% in 2010. A more gradual global recovery and a more subdued level of household spending will see GDP growth slow to a range of 1.8 to 3.2% in 2011. All 400,000 plus jobs lost in the recent recession have been regained. As such, the unemployment rate decreased to 8.0% in 2010. In 2011, the unemployment rate is forecast to edge down further to 7.6%.
The year-over-year increase in the Consumer Price Index (CPI) was 2.4% in December 2010. It is expected that inflation will remain within the Bank of Canada’s target range of 1 to 3%. Since June 2010, the Bank of Canada has increased its overnight lending rate three times by a total of 75 basis points to 1.00%. It is expected that the Bank of Canada will keep its target rate at the current level until late 2011. Thereafter, the rate is expected to increase modestly in line with the resumption of the economic recovery. The five-year discounted fixed mortgage rate, which is based on five-year government bond yields, is expected to remain flat in the 3.5 to 5.0% range in 2011.
HOUSING MARKETS

A strong rebound in existing homes sales through the Multiple Listing Service®1 (MLS®) pushed the sales- to-new listings ratio back to sellers’ market conditions in 2009. In the first half of 2010, near record levels of new listings brought balance back to the Canadian resale market. National sales of existing homes through the MLS® are forecast to be within the 398,500 to 485,500 unit range in 2011, while the MLS® average price is expected to move up modestly to within the $339,000 to $355,400 range for the same period. Housing starts have picked up to reach 189,930 in 2010. They are forecast to be within the 157,300 to 192,200 unit range in 2011.
Sales-to-new listings ratio has dropped since October 2009 and has moved into balanced-to-sellers’ market range.
Housing starts peaked in April of 2010 from the recession lows and will move in line with demographic requirements in 2011 and 2012.
Demographic models suggest that current household formation is approximately 175,000 net new households per year. These projections are based on current age and gender make-up, projections for migration and past household formation. Housing starts and household formation are closely linked over time. The number of housing starts in a given year, however, can fluctuate above or below expected household formation depending on economic conditions or other factors such as conversions, demolitions and changes in vacancy rates. Housing starts are expected to move back in line with household formation over the medium term.

1 MLS® is a registered trademark of the Canadian Real Estate Association.
Management’s Discussion and Analysis     25

SUMMARY OF FINANCIAL RESULTS

CMHC reports on these principal business activities:
■	Housing Programs: Expenditures and operating expenses are funded by Parliamentary appropriations.

■	Lending: Revenues are earned from interest income on the loan portfolio which is funded through borrowings.
Housing Programs and the Lending Activity provide support for Canadians in need and are operated on a breakeven basis.
■	Mortgage Insurance: Revenues are earned from premiums, fees and investment income. Expenses consist of operating expenses and net claim expenses. The Corporation’s Net Income is primarily derived from this activity.
■	Securitization: Securitization revenues are earned from guarantee fees and investment income. Expenses consist primarily of interest expenses.
Mortgage Insurance and Securitization Activities facilitate access to more affordable and better quality housing and ensure an adequate supply of mortgage funds to the housing market. These activities are operated on a commercial basis.
■	Canada Housing Trust (CHT): CHT revenue is earned primarily from investment income. Revenue derived from investment income is used to cover operating expenditures and CMB interest expense.

BALANCE SHEET HIGHLIGHTS

Results in $M	2009	2010		2011
	Actual	Plan	Actual	Plan

Total Assets	272,821	321,200	293,218	281,435

Total Liabilities	263,558	311,261	281,783	270,139

Contributed Capital	25	25	25	25

Accumulated Other Comprehensive Income (AOCI)	207	(201)	610	224

Retained Earnings (other)[1]	2,556	2,743	1,892	930

Retained Earnings Set Aside for Capitalization	6,475	7,372	8,908	10,117

Total Equity of Canada	9,263	9,939	11,435	11,296

2009 and 2010 accounted for under CGAAP, 2011 is accounted for under IFRS
[1] Includes Unappropriated Retained Earnings, Reserve Fund and Inter-entity Eliminations

ASSETS AND LIABILITIES

At year end 2010, total assets were $293 billion, $28 billion or 9% under plan and total liabilities were $282 billion, $29 billion or 9% under plan. These variances from plan were largely due to a $10 billion variance in Securitization resulting from lower than planned demand and higher than planned maturities for the Insured Mortgage Purchase Program (IMPP). In addition, there was a $21 billion variance from plan in Canada Housing Trust (CHT) resulting from lower issuances of Canada Mortgage Bonds (CMB) and fluctuations in fair value of financial instruments due to market conditions.

26     Canada Mortgage and Housing Corporation

In response to the 2008 liquidity crisis, CMHC was called upon to implement the IMPP, during which the Corporation was authorized to purchase up to $125 billion in securities backed by insured mortgages from Canadian lenders. However, during the second quarter of 2009, the global liquidity crisis moderated, decreasing the demand for funding through IMPP. As a result, since the initiation of the program in 2008, only $69 billion in NHA MBS has been purchased. The demand for CMB was also lower as markets returned to more normal conditions and financial institutions diversified funding sources.
EQUITY OF CANADA

The Equity of Canada is made up of three components:
■	Contributed Capital
The capital of CMHC is $25 million unless otherwise determined by the Governor in Council.

■	AOCI
AOCI is the accumulated unrealized gains or losses caused by the change in fair valuation of investments in Mortgage Insurance and Securitization Activities. It was $610 million at the end of 2010.

■	Retained Earnings
Total Retained Earnings were $10,800 million of which $8,908 million is set aside for the capitalization of the Mortgage Insurance and Securitization Activities.
Within the Public Accounts of Canada, CMHC’s annual Consolidated Net Income reduces the Government’s annual deficit, and the consolidated Retained Earnings and Accumulated Other Comprehensive Income reduce the Government’s accumulated deficit.
The CMHC Act and National Housing Act govern the use of the Corporation’s Retained Earnings. In particular, the Retained Earnings from Mortgage Insurance and Securitization Activities may only be used for the capitalization of CMHC’s mortgage loan insurance and securitization operations, respectively;
for payment of a dividend to the Government of Canada, for the purposes of the National Housing Act or CMHC Act; any other purpose authorized by Parliament relating to housing; and for retention. In the last several years, a portion of Retained Earnings from the Mortgage Insurance and Securitization Activities has been used for capitalization (Appropriated Retained Earnings).
Retained Earnings related to the Mortgage Insurance Activity are appropriated in accordance with guidelines set out by the Office of the Superintendent of Financial Institutions (OSFI). To measure the capital adequacy of an insurer, OSFI uses the Minimum Capital Test (MCT) which CMHC follows in setting capital levels to guard against possible future adverse events. CMHC has determined that an internal capital target of 150% MCT is appropriate to provide adequate time for management to resolve financial problems that may arise. To reduce the likelihood of falling below this internal capital target, CMHC has also set a capital holding target of 200% MCT and appropriates Retained Earnings for capitalization purposes based on this target. Currently, Retained Earnings related to the Mortgage Insurance Activity exceed its capital holding target.
Retained Earnings related to the Securitization Activity are also appropriated based on regulatory and economic capital principles. CMHC has Appropriated Retained Earnings representing 100% of its target capital. Retained earnings not set aside for capitalization represent unrealized gains in fair valuation from the IMPP.
Retained Earnings related to the Lending Activity have been kept by the Corporation as part of its strategy to address interest rate risk exposure on pre-payable loans. They also include amounts representing unrealized fair market valuation changes of financial instruments. The Reserve Fund for Lending is subject to a statutory limit. Should the limit be exceeded, CMHC would be required to pay any excess to the Government of Canada.
At year end 2010, Total Equity of Canada was $1.5 billion or 15% above plan mainly due to $1.3 billion in higher than planned net unrealized gains in fair value on financial instruments in 2009 and 2010 as a result of more favourable market conditions.

Management’s Discussion and Analysis     27

STATEMENT OF INCOME AND COMPREHENSIVE
INCOME HIGHLIGHTS

Results in $M except staff-years
	2009	2010		2011
	Actual	Plan	Actual	Plan
Revenues before H&H extension	13,164	15,359	14,916	14,479
Revenues – H&H extension[1]	N/A	N/A	N/A	127
Total Revenues including H&H extension[1]	13,164	15,359	14,916	14,606
Expenses before H&H extension	11,939	14,091	12,494	12,670
Expenses – H&H extension[1]	N/A	N/A	N/A	127
Total Expenses – including H&H extension[1]	11,939	14,091	12,494	12,797
Income Taxes	294	357	654	466
Net Income	931	911	1,768	1,343
Other Comprehensive Income	483	42	403	41
Comprehensive Income	1,414	953	2,171	1,384
Resource Management
Operating Expenses (included in Expenses above) before H&H extension	416	494	405	440
Operating Expenses (included in Expenses above) – H&H extension[1]	N/A	N/A	N/A	2
Total Operating Expenses (included in Expenses above) including H&H extension[1]	416	494	405	442
Staff-Years[1]	1,999	2,138	2,069	2,040
2009 and 2010 accounted for under CGAAP, 2011 is accounted for under IFRS

[1] Reflects funding for the housing portion of housing and homelessness funding (H&H) initiatives which was authorized subsequent to the approval of the 2011-2015 Corporate Plan ($253.1 million per Government of Canada fiscal year, for 2011-12 to 2013-14).

REVENUES AND EXPENSES

In 2010, total revenues were $14,916 million, $443 million (3%) below plan and total expenses were $12,494 million, $1,597 million (11%) below plan. Revenues and expenses are both below plan mainly due to lower than planned interest income and interest expense as a result of a lower demand for IMPP and lower issuances of Canada Mortgage Bonds. This was offset by $763 million higher than planned unrealized gains on financial instruments in the IMPP program mainly resulting from lower interest rates than forecast. In addition, earned Premiums and Fees were $81 million higher than planned due to a change in CMHC’s earnings curves resulting from the 2009 actuarial valuation. Net claims were $150 million lower than planned as the actual economic conditions in 2010 were better than forecast and, through the support CMHC provided to lenders, fewer mortgages in arrears went to claims than expected.
NET INCOME

Consolidated Net Income was $1,768 million in 2010, $857 million (94%) above plan. This is mainly the result of unrealized gains from the fair valuation of financial instruments in the IMPP due to interest rates differing from plan. The derivatives associated with the IMPP are classified as “Held for Trading” and their unrealized gains/losses on fair valuation are recorded in Net Income.

28     Canada Mortgage and Housing Corporation

OTHER COMPREHENSIVE INCOME

CMHC’s Other Comprehensive Income (OCI) consists of unrealized gains or losses caused by changes in the fair valuation of investments in Mortgage Insurance and Securitization Activities. These investments are classified as “Available for Sale” and their unrealized gains/losses on fair valuation are recorded in Other Comprehensive Income. In 2010, the fair value of these instruments resulted in a $403 million gain compared to a planned gain of $42 million.
GOVERNMENT OF CANADA COST CONTAINMENT MEASURES

As part of the Government’s plan to return to budgetary balance, Budget 2010 announced a freeze on appropriation budgets at the 2010-2011 levels for a period of two years. Except for specific initiatives as approved by the federal government, the appropriated budgets have been frozen since the early 1990s. With respect to CMHC’s commercial activities, the freeze was not meant to constrain revenue generating activities, but CMHC was expected to follow the spirit and intent of the measures announced. CMHC conducted a detailed review of its discretionary expenditures with a view to balancing the need for due constraint and prudence with the requirements of its revenue generating activities. As part of this exercise, CMHC reviewed its business processes and identified opportunities for improvements and efficiencies, some of which were implemented in 2010. As a result, CMHC was able to reduce its 2011 operating budget requirements by 8.5% when compared to the 2010 base budget.

Management’s Discussion and Analysis     29

Canada’s Economic Action Plan (CEAP)
Through CEAP, the Government of Canada has made over $2 billion available for social housing of which $1.925 billion is being delivered through CMHC and its partners. Released by the Government in early January 2011, Canada’s Economic Action Plan – A Seventh Report to Canadians reported a total of $1.475 billion being committed to help renovate and retrofit existing social housing and to build new social housing for seniors and persons with disabilities off reserve in all provinces and territories. In addition, the Government committed, through CMHC, $250 million for First Nations housing on reserve and $200 million for housing in the North.
The following table highlights the CEAP 2009-10 dollars spent and 2010-11 stimulus funds committed:

	2009-10	2010-11
Investments in Social Housing ($M)	Dollars	Stimulus
	spent	Committed

Renovation and retrofit of social housing off reserve	500	500

New social housing for seniors	200	200

New social housing for persons with disabilities	25	50

New, renovation and retrofit of social housing for First Nations on reserve	123	127

New social housing for the North	100	100

Total	948	977

Source: Canada’s Economic Action Plan – A Seventh Report to Canadians.
Excludes investments provided on reserve by INAC.

CEAP also provides up to $2 billion in direct low-cost loans to municipalities through CMHC for housing-related infrastructure projects in towns and cities across the country. In Canada’s Economic Action Plan – A Seventh Report to Canadians, the Government reported that 234 loans amounting to over $1.5 billion have been approved under the program to date. CEAP is scheduled to end 31 March 2011. Additional information on CEAP is provided under Objective 1 of this annual report.
30     Canada Mortgage and Housing Corporation

Fair Value of Financial Instruments
CMHC’s Balance Sheet is comprised primarily of financial assets and liabilities subject to regular fair value measurement and recognition. At 31 December 2010, approximately $228 billion, or 78% of our assets, and $207 billion, or 73% of our liabilities, were carried at fair value (refer to Note 14 – Financial Instruments of our Annual Consolidated Financial Statements).
These financial instruments are required to be measured at fair value on initial recognition (except for certain related party transactions). In subsequent periods, measurement and the recording of changes in fair market value depend on the accounting classification of the financial instruments (refer to Note 2 – Significant Accounting Policies of our Annual Consolidated Financial Statements).
The following table shows the Unrealized Gains (Losses) from Financial Instruments recorded by the Corporation over the past two years.

($M)	2009	2010

Net Income – per Financial Statements	931	1,768

Net Income - Net Unrealized Gains (Losses):

Insurance	(3)	11
Securitization:
■ IMPP	(108)	469
■ Other	(1)	-
Lending	(77)	(30)
CHT	2I2[1]	(I6)
Consolidation Eliminations	(76)	0

Total	(53)	434

Income Tax Impact on Net Unrealized Gains (Losses)	55	(113)

Net Unrealized Gains (Losses) – net of taxes	2	321

Net Income before Net Unrealized Gains (Losses) – net of taxes	929	1,447

1 As a result of the adoption of EIC 173 in 2009 (refer to Note 3 – Change in Accounting Policy in 31 December 2009 Annual Consolidated Financial Statements).

As shown in the table, $321 million or 18% of Consolidated Net Income in 2010 related to Net Unrealized Gains (Losses) – net of taxes. In 2009, $2 million or 0.2% of Consolidated Net Income related to Net Unrealized Gains (Losses) – net of taxes.
The Net Unrealized Gains (Losses) for the Lending Activity represent fair valuations of assets, liabilities and derivatives. Lending’s loan portfolio is fully hedged for economic purposes and, therefore, these fair valuation gains (losses) will offset each other over the term of the related assets and liabilities. For IMPP, only the unrealized gains (losses) of the derivatives are recorded at fair value which results in significant year-over-year variances. For CHT, the unrealized gains (losses) result from the application of Emerging Issues Committee (EIC) Abstract 173 upon consolidation with CMHC. These programs are also fully hedged for economic purposes such that, over the course of the programs, these fair valuation gains (losses) will offset each other, resulting in no income or loss.
Looking forward, as of 1 January 2011, CMHC will adopt International Financial Reporting Standards (IFRS). Under IFRS, the investments in NHA MBS, reinvestments assets and derivatives for IMPP will be considered secured financing provided to Issuers, collateralized by NHA MBS securities and reinvestment assets. These transactions will be classified as Loans and Receivables on the balance sheet and will be initially measured at fair value plus transaction cost, then subsequently measured at amortized cost. It was the fair value of these derivatives that gave rise to the large unrealized gains (losses) in CMHC’s Net Income ($469 million unrealized gain in 2010 and a $108 million unrealized loss in 2009). In the future, this volatility is removed. Additional information on IFRS impacts is presented in the following pages.
Management’s Discussion and Analysis     31

CHANGE IN
ACCOUNTING POLICIES
There have been no changes in accounting policies affecting CMHC during 2010.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Judgements in Applying Accounting Policies
A summary of CMHC’s significant accounting policies is found in Note 2 of the Consolidated Financial Statements. In the process of applying these accounting policies, Management is required to make various judgements that can significantly affect the amounts recognized in the financial statements. The judgements having the most significant effects on the financial statements are:
■	Derecognition: In assessing whether transfers of financial assets from sellers to CMHC qualify for derecognition, significant judgement is applied in determining whether the sellers have substantially retained all the risks and rewards of ownership.

■	Consolidation: Significant judgement is required in assessing whether CMHC controls CHT.

■	Impairment of Available for Sale Financial Instruments: Significant judgement is applied in assessing whether there is objective evidence of an impairment of Available for Sale Financial Instruments.
32     Canada Mortgage and Housing Corporation
Use of Estimates and Assumptions
Management is required to make estimates and assumptions in the preparation of the Consolidated Financial Statements. These estimates and assumptions affect the reported amounts of Assets, Liabilities, Comprehensive Income and related disclosures. Key areas where Management has made estimates and assumptions include those related to the Provision for Claims, Fair Value of Financial Instruments, and Post-employment Benefits. Actual results could differ from these estimates.
■	Provision for Claims: In calculating the estimated liability, CMHC uses a variety of techniques based upon statistical analyses of historical experience which assume that past and prevailing legal, economic, social and regulatory trends can be applied to projected future developments. In addition, these data are reviewed and confirmed by the appointed external actuary.

■	Financial Instruments: Financial instruments carried at fair value are measured using a fair value hierarchy, with values based on market quoted prices or amounts derived from cash flow models or other valuation methodologies.

■	Post-employment Benefits: The annual cost of pension and other post-employment benefits is actuarially determined using the projected unit credit method prorated on service and Management’s best estimate of expected long- term pension plan investment performance, salary increases, retirement ages, mortality rates and expected health care costs. These assumptions are of a long-term nature which is consistent with the nature of post-employment employee future benefits. Actual results could differ from these estimates.

FUTURE REPORTING AND ACCOUNTING CHANGES
Quarterly Financial Reporting
Effective 1 April 2011, the Financial Administration Act requires that all departments and parent Crown corporations prepare and make public a quarterly financial report within 60 calendar days after the end of each of the first three quarters of the year.
The quarterly financial report will include:
■	financial statements for the fiscal quarter and year-to-date and comparative information for the preceding fiscal year;

■	selected explanatory notes;

■	a narrative discussion outlining the financial results, risks, and significant changes in relation to operations, personnel and programs, including explanations of financial results on a quarterly and year-to-date basis; and

■	an appropriations continuity schedule.
Management is responsible for ensuring all information in the quarterly financial report is consistent, where appropriate, with the unaudited quarterly financial statements. As required, CMHC’s first quarterly financial report for the period ending 30 June 2011 will be available on the Corporation’s website 60 calendar days after the end of the quarter.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
In accordance with the requirements of the Canadian Accounting Standards Board, CMHC adopted IFRS as of 1 January 2011 with comparatives for the prior year.
The Corporation has performed an initial analysis of its systems infrastructure and business processes and has concluded that its transition to IFRS will not result in any material modification to these areas. The Corporation has also reviewed its internal control processes and expects no significant changes as a result of its conversion to IFRS. As part of its communication strategy, the Corporation has informed its key external stakeholders and affected functional areas of significant changes under IFRS. During 2010, training courses were provided to Management and affected employees.
The Corporation has identified the impacts the conversion to IFRS from Canadian GAAP will have on its accounting policies. These impacts are discussed below.
Impact of Adoption of IFRS
Accounting Policy Choices
The differences between Canadian GAAP and IFRS will have an impact on the Corporation’s opening financial position at transition as well as the results of operations moving forward.
CMHC will adopt IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards.” The audited financial statements for the year ending 31 December 2011 will be CMHC’s first under IFRS.
Management’s Discussion and Analysis     33

IFRS Elective Exemptions
The initial adoption to IFRS requires the retrospective application as of the transition date, that is, IFRS requirements need to be applied assuming that the Corporation was always following IFRS. IFRS 1 provides optional exemptions to the rule of retrospective application. Below are the most significant IFRS 1 elections CMHC expects to make to convert to IFRS:
■	Employee Benefits: All cumulative net Actuarial Losses at 1 January 2010 will be recognized in Retained Earnings. Disclosure of the present values of the defined benefit obligation, fair value of plan assets, surplus or deficit, and experience adjustments for CMHC’s defined benefit plans for four years will be made as the amounts are determined for each year prospectively from 1 January 2010.

■	Insurance Contracts: Five years of claims development information will be disclosed in the year of adoption. Another year will be added each succeeding year until a full ten years of claims development information is disclosed.

■	Leases – IFRIC 4: “Determining Whether an Arrangement Contains a Lease” will be applied to arrangements existing at 1 January 2010 using facts and circumstances existing at that date.
Changes in Accounting Policies Resulting from the Conversion to IFRS
The following will be the major changes in the Corporation’s accounting policies resulting from the conversion from Canadian GAAP to IFRS.
(a)	Financial Instruments
(i) Derecognition
Canadian GAAP: The derecognition criteria requires a transaction to transfer legal control of the asset. Assets meeting the criteria are accounted for according to their financial instrument classification. Assets not meeting the criteria are recorded as a receivable secured by collateral.

IFRS: The derecognition criteria is more stringent under IFRS. In addition to considering whether legal control of the asset has been transferred, it also considers whether the transaction transfers substantially all the risks and rewards and whether the seller has any continuing involvement. Assets meeting the criteria will be accounted for according to their financial instrument classification. Assets not meeting the derecognition criteria will be accounted for as a loan receivable secured by collateral.

34     Canada Mortgage and Housing Corporation

(ii) Related Party Transactions
Canadian GAAP: Borrowings from the Government of Canada classified as Other Financial Liabilities are initially recognized as related party transactions at their exchange amount, which is the amount of consideration received as established and agreed to with the Government. These transactions are subsequently measured at amortized cost.

IFRS: Borrowings from the Government of Canada classified as Other Financial Liabilities will initially be recognized at fair value and subsequently measured at amortized cost. Differences between the exchange amount and the fair value of the borrowings will be recorded in Net Unrealized Gains (Losses) from Financial Instruments on initial recognition and amortized over the life of the borrowings.

(b)	Post-employment Benefits

(i) Pension Plan Actuarial Gains and Losses
Canadian GAAP: The excess of Net Actuarial Gains and Losses over 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized to Net Income on a straight-line basis over the expected average remaining service period of active employees for the defined benefit pension plans. The unamortized balance of Net Actuarial Gains and Losses is not recognized.

IFRS: For the defined benefit pension plans, Actuarial Gains and Losses will be recognized in Other Comprehensive Income as incurred, and will be accumulated in Retained Earnings.
(ii) Past Service Costs
Canadian GAAP: When Past Service Costs arise in the defined benefit pension plans, they are amortized to Net Income on a straight-line basis over the expected average remaining service period of active employees under the plans. The unamortized balance of Past Service Costs is not recognized.
IFRS: These Past Service Costs will now be recognized in Net Income on a straight-line basis over the average period until the benefits become vested. Should the benefits be already vested upon introduction of, or changes to, the defined benefit plans, they will be immediately recognized in Net Income.
(iii) Transitional Asset and Obligation
Canadian GAAP: As at the date CMHC first adopted CICA Section 3461, Employee Future Benefits at 1 January 2000, the Transitional Asset (Obligation) of the defined benefit pension plans has been determined to be the fair value of plan assets less the Accrued Benefit Obligation, less any Accrued Benefit Asset, plus any Accrued Benefit. The Transitional Asset (Obligation) is amortized to Net Income on a straight-line basis over the expected average remaining service period of active employees under the plans. The unamortized balance of the Transitional Asset (Obligation) is not recognized.
IFRS: There is no Transitional Asset (Obligation) for defined benefit plans under IFRS.

Management’s Discussion and Analysis     35

(c) Investment Property
Canadian GAAP: Investment Property is measured at cost less accumulated depreciation and any impairment losses.
IFRS: Investment Property is measured at fair value.
(d) Revenue Recognition
Canadian GAAP: Application fees for CMHC’s Timely Payment Guarantees on NHA MBS are deferred and recognized in Revenue over the expected term of the related security. Costs directly related to the issuance and ongoing administration of Timely Payment Guarantees are deferred and recognized as Operating Expenses over the term of the security issue.
IFRS: Application fees will be recognized as Revenues upon processing of the application. Direct costs related to the issuance and ongoing administration of the Timely Payment Guarantee will be recognized in Operating Expenses as incurred.
(e) Income Taxes
Canadian GAAP: The recognition of a deferred tax asset or a deferred tax liability relating to temporary differences on intercompany transfers of assets where the assets remain within the consolidated group is not required and the tax impact is reported in Other Assets.
IFRS: Deferred taxes and the corresponding tax provision will be recorded on the intercompany transfers of assets where the assets remain within the consolidated group.
The International Accounting Standards Board (IASB) intends to further revise several accounting standards (including, but not limited to, “Financial Instruments”, “Post-employment Benefits” and “Insurance Contracts”) that may result in further modifications to the Corporation’s accounting policies. The IASB has also indicated there will be other convergence projects between IFRS and the Financial Accounting Standards Board (FASB) that may further alter this assessment. Any revisions made to these standards could have a significant impact on the Corporation’s financial statements and may require CMHC to revisit its conclusions.
CMHC will continue to monitor any changes to IFRS and analyze their impact on the Corporation.

36     Canada Mortgage and Housing Corporation

PERFORMANCE BY OBJECTIVE

Our Performance by Objective is discussed in this section in accordance with CMHC’s Corporate Plan Framework which is comprised of three corporate objectives and seven strategic priorities.
Financial Analysis is provided for these activities: Housing Programs and Lending Activity, Insurance Activity and Securitization Activity, and the Canada Housing Trust. The relationship between these activities and the seven strategic priorities is illustrated below:

Management’s Discussion and Analysis     37

Help Canadians in need

Under this objective, CMHC has two strategic priorities. The first priority addresses the housing needs of low income Canadians living off reserve in all provinces and territories. The second priority addresses the housing needs of First Nations people living on reserve.

		2010
MEASURES	2009			2011
	Actual	Plan	Actual	Plan

Housing program expenses excluding operating expenses ($M)	2,505	3,001	3,040	2,286[1]

Estimated number of households assisted through long-term social housing commitments	620,000	612,700	613,500[2]	603,600

Affordable Housing Initiative (AHI) expenditures ($M)	120.2	168.1	175.3[3]	N/A4

Renovation programs expenditures (value of loans forgiven over time) ($M)	130.6	120.4	121.7[3]	N/A4

Affordable housing units facilitated by CMHC’s Affordable Housing Centre	3,160	2,105	2,873	2,140

Direct Lending ($B)	1.03	1.14 to 1.23	1.32	1.37

1	Includes all Parliamentary appropriations for activities under strategic priorities 1.1, 1.2, 2.3, 3.1 and 3.2, including CEAP-related expenditures. This amount reflects the housing portion of the housing and homelessness funding (the H&H extension) which was authorized subsequent to the approval of the 2011-2015 Corporate Plan ($253.1 million per fiscal year from 2011-12 to 2013-14). (Also see Financial Analysis on page 43.)

2	Includes households assisted on reserve under strategic priority 1.2

3	Includes the extension of AHI and renovation programs to March 2011 only.

4	CMHC will implement the Government’s new directions with respect to funding for these housing programs. The 2011 targets will be determined once results of negotiations with provinces and territories are known.

38     Canada Mortgage and Housing Corporation

PERFORMANCE ANALYSIS

Canada’s Economic Action Plan – federal investments in social housing and municipal infrastructure
Implementing economic stimulus measures as part of Canada’s Economic Action Plan remained a priority for CMHC in 2010. Since the launch of the Plan in April 2009, CMHC has provided federal investments in social housing as well as low-cost loans for municipal infrastructure. These have helped to create and maintain jobs while improving access to affordable, high quality housing for lower income

     The solid ground work put in place immediately following the rollout of the Plan meant that CMHC and its provincial and territorial partners can expect full take-up of the social housing investments by the end of March 2011.
Canadians and made communities better places to live and work. The solid ground work put in place immediately following the rollout of the Plan means that CMHC and its provincial and territorial partners can expect full take-up of the social housing investments by the end of March 2011.
According to the Seventh Report to Canadians on Canada’s Economic Action Plan released in January 2011, CEAP funding will or has helped renovate or retrofit over 7,350 social housing projects administered by provinces and territories and over 1,300 projects administered by CMHC. In addition, at the time of the Seventh Report, almost 350 new social housing projects were underway or were completed for seniors and persons with disabilities.
CMHC was also tasked with delivering up to $2 billion in low-cost loans for housing-related infrastructure under the Municipal Infrastructure Lending Program as part of CEAP. As of the release of the Seventh Report to Canadians on Canada’s Economic Action Plan, 234 loans have been approved for over $1.5 billion. It is estimated that the lower interest rates applicable to loans available from CMHC have resulted in significant savings for municipalities. The take-up of the program accelerated considerably in 2010, exceeding annual targets.
More stories on how CEAP social housing investments have helped Canadians access affordable, high quality housing and improved housing-related municipal infrastructure through MILP loans can be found on CMHC’s website at www.cmhc.ca/housingactionplan
Meeting the housing needs of low income Canadians through other federal investments
A key part of CMHC’s mandate is to work with our provincial, territorial and non-governmental partners and the private sector to help low income Canadians access high quality, affordable housing. CMHC’s assisted housing programs and initiatives are designed to help some of the most vulnerable in society. Access to affordable, sound and suitable housing is key to improving the quality of life and a building block for success in many other areas, including greater community engagement, educational achievement and the ability to participate in the labour market.
The federal government, through CMHC, invests about $1.7 billion annually so that low income households living in existing social housing can continue to have access to affordable, sound and suitable housing. The existing social housing stock off reserve includes units developed between 1946 and 1993 under a variety of programs. Project operating agreements provide for federal subsidies to enable social housing sponsors to keep rents affordable for low income Canadians including seniors, persons with disabilities and Aboriginal Canadians. The federal government is no longer committing funding for new units off reserve for these programs. With the exception of Prince Edward Island, Quebec, and Alberta, provinces and territories have signed agreements with CMHC transferring to them the responsibility for administering the federal subsidies to off-reserve housing projects. In 2010, 613,500 lower income households benefited from this federal assistance.
Federal, provincial and territorial governments have also benefited from lower interest rates by renewing the mortgages on federally-supported social housing projects at the end of their terms through CMHC’s Direct Lending Program. In 2010, a total of $1.32 billion in loans were provided, exceeding our target range of $1.14 to $1.23 billion.

Management’s Discussion and Analysis     39

CMHC also supports the creation of new affordable housing through the Affordable Housing Initiative. The provinces and territories design and deliver programs under this initiative and also match federal investments. Since the introduction of the Affordable Housing Initiative (AHI) in 2001, federal, provincial and territorial investments have helped lower the cost of developing affordable housing units. Under the AHI, 50,106 units have been committed or announced, including 5,040 units this year. For the most part, this funding, unlike that for most other social housing programs, usually consists of an up-front capital contribution with no obligation to provide ongoing subsidies.
Renovation programs providing assistance to low income households to undertake repairs, including modifications to accommodate seniors and persons with disabilities, and to improve the quality of affordable rental housing, have been a mainstay in CMHC’s offerings for several decades. In nine jurisdictions, the province or territory cost-shares these programs thus enabling more Canadians to receive assistance. In 2010, renovation assistance which, for the most part, is in the form of a forgivable loan, improved the housing conditions for some 16,875 households off-reserve. Renovation program expenditures off reserve totalled $121.7 million in 2010, exceeding our target of $120.4 million.
Federal funding for the AHI of $125 million a year was renewed for the 2009-10 and 2010-11 fiscal periods, as was funding of $128.1 million a year for renovation programs, as part of the Government’s five-year, $1.9 billion commitment towards housing and homelessness programs announced in September 2008. In late 2010, following consultations with stakeholders, the Government re-affirmed that it would continue to make $253.1 million available on a fiscal year basis from 2011-2012 to 2013-14 for housing programs and gave authority to CMHC to negotiate agreements with provinces and territories that would best meet the diversity of housing needs among low income Canadians.
Other affordable housing solutions through CMHC’s Affordable Housing Centre
CMHC also assists sponsor groups in the early stages of developing an affordable housing project proposal by providing expertise and assistance through its Seed Funding and Proposal Development Funding (PDF) programs. (See Glossary for program information.) In 2010, over 2,873 units were facilitated by CMHC’s Affordable Housing Centre, exceeding our target by 36%.
CMHC is also a source of housing research providing practical information and advice to the housing industry and to consumers, and data and analysis to assist in the development of housing policy and directions.

Canadians in need
According to the 2006 Census, 12.7% (1.5 million) of Canadian households are unable to find adequate and suitable housing without spending 30% or more of their household income. This represents a drop of one percentage point since the 2001 Census.
According to the annual Survey of Labour and Income Dynamics (SLID), about 81.4% of Canadian urban individuals never lived in core housing need (see Glossary for definition) over the six-year period from 2002 to 2007. Of the 18.6% of Canadian urban individuals who ever lived in core housing need at some point during the period from 2002 to 2007, most, 62% (11.5 of the 18.6%), lived in this situation for one or two years.
40     Canada Mortgage and Housing Corporation

		2010
MEASURES	2009			2011
	Actual	Plan	Actual	Plan

New units committed under the On-Reserve Non-Profit Rental Housing Program	822	697	766	620

Renovation programs expenditures (value of loans forgiven over time) ($M)	17.3	12.6	16.7	14.7

Per cent of housing programs and services delivered through First Nations or Aboriginal organizations	91.4	80	91	85

Market-based on-reserve units facilitated through insured financing or Aboriginal capacity support[1]	245	170	182	125

[1]	Performance measure amended in August 2010 by the Board of Directors and now captures finalized homeowner and rental loans facilitated.

PERFORMANCE ANALYSIS

Canada’s Economic Action Plan – federal investments in social housing on reserve and in the North
The Government gave CMHC the responsibility for delivering substantial social housing investments on reserve and in the North as part of Canada’s Economic Action Plan. Our longstanding mandate in these areas and the strong working relationships between CMHC, the territorial governments, First Nations and Indian and Northern Affairs Canada facilitated the Corporation’s ability to meet this responsibility.
The development of new social housing on reserve, as well as the repair and retrofit of existing units, is well underway. As indicated in the Seventh Report to Canadians on Canada’s Economic Action Plan, CEAP funding provided through CMHC and INAC will lead to better living conditions for many families at the same time as stimulating jobs and economic development in their communities. More than 3,000 projects were underway or completed in close to 500 First Nations communities across the country at the time of the Seventh Report. In the North, CMHC has been working with territorial housing agencies and over 200 projects were completed or underway.
Additional information on how CEAP social housing investments have helped Aboriginal Canadians to improve their living conditions can be found at CMHC’s website at www.cmhc.ca/housingactionplan
Delivering other on-reserve housing programs and capacity development
In addition to CEAP investments, CMHC provided funding for commitments for 766 new units under the On-Reserve Non-Profit Rental Housing Program, exceeding its target of 697 units. This program provides ongoing federal subsidies to First Nations to develop new housing for its members. At the end of 2010, a total of 29,750 units were under subsidy. CMHC also provided funding through its renovation programs to repair or rehabilitate 1,283 homes on reserve. We exceeded our renovation program expenditure target.
CMHC continues to support training initiatives to enhance the capacity of First Nations to deliver housing programs for their members. Ninety-one per cent (91%) of housing programs are delivered by First Nations or Aboriginal organizations; however, the demands are placed on a relatively small group of individuals who have expertise in planning, construction and inspection, and ongoing project management. This continues to be a challenge for First Nations and CMHC.

Management’s Discussion and Analysis     41

Fostering market-based housing
CMHC also plays a role in facilitating private financing on reserve through mortgage loan insurance and other initiatives. In 2010, 182 units of homeowner or rental housing were facilitated by insured financing or by providing capacity support. Ministerial Loan Guarantees from Indian and Northern Affairs facilitated financing for 40 of these units. The Corporation also assists in the administration of the First Nations Market Housing Fund (FNMHF) (see Glossary). The Fund, a self-sustaining, independent and not-for-profit trust, was set up in 2008 with a federal capital contribution of $300 million to backstop private financing of housing on reserve.
Research and demonstration of housing appropriate for northern conditions
The harsh climatic conditions, remote locations, sensitive natural environments and the unique cultural heritage of indigenous peoples represent important considerations for housing and communities in the North. CMHC continued to support the development of highly energy-efficient, culturally appropriate housing through its Northern Sustainable House Initiative. One of the Northern Sustainable Houses, built in Dawson City, Yukon, is now being monitored to see if energy, water and indoor air quality performance meets expectations. CMHC continues to work with the Northwest Territories and Nunavut Housing Corporations to demonstrate sustainable housing in their respective regions.

Aboriginal Canadians have a higher incidence of housing need
Aboriginal Canadians living on reserve generally face poorer housing conditions than Canadians in general. For example, 28% of First Nation households on reserve live in inadequate housing – 14 times worse than the Canadian average of 2%. More than 12% live in crowded conditions and cannot afford a house large enough to meet their needs. This is six times worse than the Canadian average.
The incidence of core housing need in the territories is 16.3% in the Yukon, 17.5% in the Northwest Territories and 37.3% in Nunavut while the incidence among Canadian households in general is 12.7%.
42     Canada Mortgage and Housing Corporation

FINANCIAL ANALYSIS
OF STRATEGIC PRIORITIES
1.1 AND 1.2
The following section provides additional details of CMHC’s Housing Program expenditures provided by the Government of Canada through Parliamentary appropriations which provide support for Housing Programs under strategic priorities 1.1 and 1.2. These funds also support market analysis, research and information transfer and export promotion activities under strategic priorities 2.3, 3.1 and 3.2. Additional analysis of CMHC’s Direct Lending activities with respect to financing of housing projects is also provided below.
Housing Programs
On an annual basis, the Corporation spends approximately $2 billion to assist Canadians in need. Approximately $1.7 billion of the $2 billion is related to ongoing, long-term social housing commitments of which $1 billion is paid to provinces and territories that administer the housing portfolio pursuant to Social Housing Agreements with CMHC.

		2010		Results
($M)	2009			against		2011
	Actual	Plan	Actual	Plan		Plan

Housing Program Expenses	2,505	3,001	3,040	101%		2,165

Operating Expenses	108	124	115	93%		125

Total appropriations before H&H extension	2,613	3,125	3,155	101%		2,290

H&H extension including related operating expenses[1]	N/A	N/A	N/A	N/A		127[2]

Total appropriations including H&H extension[1]	2,613	3,125	3,155	101%	[3]	2,417

2009 and 2010 accounted for under CGAAP, 2011 accounted for under IFRS
[1]	Reflects funding for the housing portion of housing and homelessness funding (H&H extension) which was authorized subsequent to the approval of the 2011-2015 Corporate Plan ($253.1 million per fiscal year from 2011-12 to 2013-14).

[2]	Operating expenses for the H&H extension are forecast to be $6 million.

[3]	On a fiscal year basis, CMHC is within its Housing Programs financial authorities.

Canada’s Economic Action Plan (CEAP) increased housing program funding and expenses in 2009, 2010 and 2011. Under CEAP, CMHC will deliver close to $2 billion in social housing stimulus during this period. CEAP measures are intended to create employment through timely and targeted investments to build new and to renovate existing social housing.
Total appropriations were above the year-to-date plan by $30 million primarily as a result of earlier than planned take-up of the CEAP programs. As noted in the table, on a fiscal year basis, CMHC is within its Housing Programs financial authorities.
Lending Activity
The Lending Activity lowers the cost of assistance provided to federally supported social housing projects and, over the long term, operates on a breakeven basis.

		2010		Results
($M)	2009			against	2011
	Actual	Plan	Actual	Plan	Plan

Interest income	739	720	665	92%	730

Net gains (losses) from financial instruments	(79)	(45)	(30)	67%	(13)

Other Income (Expense)	(3)	(4)	(3)	75%	13

Interest Expense	658	691	641	93%	697

Operating Expenses	19	27	20	74%	27

Income Taxes	(4)	(17)	(12)	71%	0

Net Income (Loss)	(16)	(30)	(17)	57%	6

Retained Earnings	151	17	134	788%	40

2009 and 2010 accounted for under CGAAP, 2011 accounted for under IFRS

Lending Net Loss was $13 million less than plan. This variance was largely due to lower unrealized net losses of $15 million from changes in the fair market values of financial instruments as a result of more favourable interest rates.

Management’s Discussion and Analysis      43

Facilitate access to more affordable,
better quality housing for all Canadians

CMHC mortgage loan insurance, securitization guarantee programs, and our research and market analysis activities help ensure that the vast majority of Canadians are able to obtain affordable, high quality housing without direct government assistance.

		2010
MEASURES	2009			2011
	Actual	Plan	Actual	Plan

Total insured volume (units)[1]	1,048,736	831,082	643,991	706,664

Total insured volume ($M)[1]	154,899	122,909	106,095	120,826

Per cent of the total of rental and high ratio homeowner units approved to address less-served markets and/or to support specific government priorities	39.7	33	43.9	33

Operating expense ratio (per cent)	12	14	11	11

1 CMHC revised its insurance volume-related performance measures in 2010. Previously, volume measures were based on approved applications. Revised measures are based on mortgage loans for which CMHC received a premium.

PERFORMANCE ANALYSIS

Federally-regulated lenders must, by law, insure residential mortgages when the borrower has less than a 20% down payment so that they are protected from losses in the event of borrower default. The requirement for mortgage loan insurance, which has been available from CMHC since 1954, has contributed to a strong housing finance system that enables qualified Canadians to access high quality housing of their choice at a price they can afford. CMHC also supports the availability of mortgage funds by providing insurance to lenders on loans that have a 20% or greater down payment. CMHC has operated its mortgage loan insurance business on a commercial basis at no cost to the Canadian taxpayer since the mid-1990s, and has contributed some $12 billion to Canadian taxpayers over the last decade. Through prudent underwriting practices and excellent client service, the Corporation has been able to maintain its position of strength in the marketplace in good economic times and bad.
The number of insured loans was below target
CMHC’s insured loan volumes are influenced by the economy and housing markets. Total insured volumes were below 2009 levels and below plan for

1 Includes issuance costs from the Insurance Activity which are deferred for financial statement purposes.

44     Canada Mortgage and Housing Corporation

2010 reflecting changes in several market factors. The level of housing starts and re-sales in the market were lower than anticipated, especially in the second half of the year. After a large spike in demand for Portfolio insurance in 2009 (insurance on pooled loans with down payments of 20% or more) as lenders sought to securitize mortgages to obtain more funding capacity during the liquidity crisis, volumes for Portfolio insurance decreased in 2010 as a result of a deeper mortgage funding market. Multi-unit insured volumes also declined in 2010 compared to 2009 as lenders were increasingly willing to provide funding on an uninsured basis as the economy improved.
While Canada is emerging from the economic downturn ahead of many other countries, housing markets were volatile in 2010. Increased demand for housing in the first half of the year was followed by a slowdown due to:
■	indications that interest rates would likely begin to rise mid-2010;

■	anticipated higher costs with the introduction of the HST in July in Ontario and British Columbia; and

■	changes to mortgage loan insurance parameters[1] announced by the Government of Canada in February which came into effect in April 2010.
Serving Canadians everywhere
CMHC’s public mandate sets it apart from private sector insurers. CMHC has a mandate to provide qualified Canadians with access to all forms of housing – homeownership, rental, and housing in rural areas and smaller markets. We are the only mortgage loan insurer for large multi-unit properties (including nursing and retirement homes), and the primary insurer for housing in rural areas and smaller markets, and our level of profitability will vary as a result. These markets represented close to 44% of our high ratio business in 2010, up from 40% in 2009, and exceeded our target of 33%. A higher proportion of volumes in rural areas led to increases over 2009 and relative to plan.
Private sector mortgage insurers have the ability to select the markets in which they operate and not serve those areas of the country or housing forms they deem less profitable. The 10% difference in the government guarantee between CMHC and private insurers compensates CMHC for this difference. So, while the level of guarantee is not equal, it is only one element of ensuring a level playing field between public and private insurers.
Our exclusive support for Canada’s large multi-unit rental housing stock is critically important to the supply of housing in Canada. In 2010, nearly two-thirds of this business was for refinancing existing properties with much of the capital used to maintain the existing rental stock or to finance the construction of new rental supply. In addition, over the last decade, we have provided insurance for over 45,000 new and existing nursing home units and over 50,000 new and existing retirement home units.

1 Changes to mortgage loan insurance parameters:
1) All high ratio loans with a fixed rate mortgage and a term of less than five years and all variable rate mortgages, regardless of the term, are to be qualified based on the greater of the benchmark five-year mortgage interest rate or the contract interest rate,
2) The maximum loan-to-value for refinancing homeowner loans would be 90%, and
3) For income properties consisting of 1 to 4 units, the maximum loan-to-value would be 80%.
Management’s Discussion and Analysis     45

CMHC’s insurance-in-force (IIF) – prudent risk management1
CMHC’s total insurance-in-force at the end of 2010 was $514 billion, $41 billion over 2009 as insured volumes more than off-set mortgage pay-downs.

		2010
Insurance-in-force	2009			2011
	Actual	Plan	Actual	Plan

Total ($B)	473	519	514	533

Homeowner	94%	95%	94%	95%

Multi-unit > 4 units	6%	6%	6%	5%

While outstanding multi-unit rental loans make up just 6% of the dollar amount of insurance-in-force, they represent almost 20% of insured household units.
CMHC manages its insurance business in a financially prudent manner, including following OSFI guidelines in setting capital levels. In particular, CMHC targets holding twice the minimum capital required by OSFI. At the end of 2010, CMHC’s Minimum Capital Ratio (% MCT) was 223% compared to 199% at the end of 2009.
Furthermore, the majority of CMHC-insured homeowner mortgages have relatively low loan-to-value ratios with the average insured borrower having about 44% (2009 – 46%) equity in their homes when measured against the actual, updated value of their properties.

Distribution of	2009		2010
homeowner
insurance-in-force	Based on	Based on	Based on	Based on
by loan-to-value	original	updated	original	updated
(LTV) ratio (%)	property	property	property	property
	value[1]	value[2]	value[1]	value[2]

≤ 80%	62	71	58	70

>80.01% ≤ 90%	21	16	23	21

>90.01% ≤ 95%	14	9	18	7

>95.01%	3	5	2	2

Average	61	54	63	56

1 LTV based on the value of the property when the mortgage was originated.
2 LTV based on the updated value of the property using changes in local re-sale prices.

Borrower actions show that they are sensitive to market risk in managing their mortgages. They select mortgage terms that are conservative. About 76% of borrowers with high ratio loans approved in 2010 chose fixed rate mortgages (80% in 2009) and about 85% chose terms of more than three years (82% in 2009), thereby limiting the impact from possible increases in interest rates. While some borrowers choose amortization periods greater than 25 years, the average amortization period for all CMHC-insured homeowner loans at initiation is 24 years, while the average for insured multi-unit loans is 23 years. As well, some 30% of CMHC-insured high ratio borrowers are consistently ahead of their scheduled amortization by at least one mortgage payment per year and this figure rises to 60% when we look at those who are ahead of their payment schedule by any amount. Making payments in addition to regularly scheduled payments shortens the overall amortization period, reduces interest costs and increases equity in the home.
The average outstanding loan amount of $156,603 reflects the regular amortization of loan balances as well as accelerated payments by borrowers. These all contribute to lowering risk over time.

Distribution of	2009	2010
insurance-in-
force average
loan amount per			Multi-unit
household (%)	Overall	Homeowner	> 4 units	Overall

Over $550,000	4	4	0	4

$400,000-$550,000	6	8	0	7

$250,000-$400,000	24	27	1	25

$100,000-$250,000	48	48	18	46

$60,000-$100,000	11	8	33	10

Under $60,000	8	4	48	7

Average Loan Amount per Household ($)	132,442	156,603	49,325	137,349

In 2010, the sale price of CMHC-insured homes was on average 27% below the average MLS® sales price. CMHC ensured that borrowers were well qualified, with the average household income for insured loans in 2010 about 14% higher than the national average.

1 Percentages may not add up to 100 due to rounding.
46     Canada Mortgage and Housing Corporation

	2010 average		% Difference	2010 average	Average	% Difference
	sale price	2010 MLS®	CMHC-insured	household Income	household income	CMHC average
	(CMHC-insured	average sale	average sale price and	(CMHC-insured	(2008 Statistics	household income vs.
	purchase)	price	average market price	purchase)	Canada)	market average income

CANADA	$246,639	$339,030	(27.3)	$81,365	$71,400	14.0

Halifax	$223,322	$251,000	(11.0)	$82,560	$65,900	25.3

Québec	$206,187	$236,000	(12.6)	$74,938	$67,700	10.7

Montréal	$242,805	$296,000	(18.0)	$75,903	$61,500	23.4

Ottawa	$296,123	$328,000	(9.7)	$92,422	$77,100	19.9

Toronto	$349,632	$429,300	(18.6)	$90,643	$87,400	3.7

Hamilton	$266,100	$312,000	(14.7)	$86,324	$81,100	6.4

Winnipeg	$208,662	$226,000	(7.7)	$71,727	$71,000	1.0

Calgary	$351,378	$399,000	(11.9)	$98,978	$89,700	10.3

Edmonton	$308,721	$330,000	(6.4)	$93,753	$84,400	11.1

Vancouver	$393,589	$665,000	(40.8)	$92,855	$77,100	20.4

CMHC manages portfolio risk
through diversification1
CMHC manages risk through geographic diversification and by ensuring borrowers have demonstrated an ability to manage debt. In serving all Canadians, CMHC achieves a geographic diversification that also reduces our overall exposure to economic cycles, since provinces and territories generally have differing economic outlooks. The proportion of outstanding balances in British Columbia and Alberta reflect generally higher initial loan amounts as a result of generally higher property values in those provinces.

Insurance-	2009	2010
in-force by
province/			Multi-unit
territory (%)	Overall	Homeowner	> 4 units	Overall

Ontario	43.8	43.3	39.2	43.1

British Columbia	16.2	16.4	14.7	16.3

Alberta	15.1	15.4	13.0	15.3

Quebec	15.9	15.2	23.2	15.7

Nova Scotia	2.4	2.2	3.4	2.3

Saskatchewan	1.8	2.1	1.5	2.0

Manitoba	1.8	2.1	2.8	2.1

New Brunswick	1.4	1.6	1.0	1.6

Newfoundland	1.0	1.1	0.4	1.1

Prince Edward Island	0.2	0.3	0.2	0.3

Territories	0.3	0.3	0.6	0.3

CMHC manages portfolio quality through prudent underwriting1
One of the ways CMHC manages its risks is through prudent and consistent underwriting practices, which includes seeking evidence of borrowers’ ability and willingness to manage their financial obligations. One measure of borrower creditworthiness is the individual credit scores provided by credit bureaus. Canadian credit scores generally range from 300 to 900. The higher the score, the more evidence there is that prospective borrowers are managing their financial obligations responsibly. The vast majority of borrowers with CMHC-insured high ratio homeowner loans have scores above 700, with the average being 722 in 2010.

			Distribution of credit
	Distribution of high		scores for high ratio
	ratio homeowner		homeowner loans
Credit scores	insurance-in-force by		approved in 2009
	credit score (%)		and 2010

	2009	2010	2009	2010

No score	3	2	0	0

= 0 < 600	2	1	1	0

≥ 600 < 660	10	10	11	9

≥ 660 < 700	15	15	17	17

≥ 700	69	72	73	74

Average credit score	718	722	729	731

1  Percentages may not add up to 100 due to rounding.
Management’s Discussion and Analysis     47

Overall, our prudent underwriting ensures the quality and performance of the loans in our portfolio. While the economic downturn increased the number of Canadian homeowners experiencing financial difficulties, our work-out tools and support provided to lenders helped borrowers through difficult economic times.
Another indicator of portfolio quality is the arrears rate. CMHC calculates the arrears rate as the ratio of all loans that are more than 90 days past due to the number of outstanding insured loans. The ratio includes all arrears whether or not legal action has been initiated by the lender, and whether or not work-outs have been approved by CMHC. The base represents outstanding insured loans. The CMHC ratio is the same as that used by the Canadian Bankers Association (CBA) for reporting arrears rates at an industry level. Some other published industry measures remove some arrears or use all insured loans, whether currently outstanding or not, as a base. The CMHC arrears rate, while more conservative than these other measures, provides a more meaningful representation of the possible impact on its business.
CMHC’s mortgage arrears rates are in line with the industry trend as reported by the CBA. As employment levels continue to improve, CMHC expects arrears to moderate throughout 2011. Due to the lag between arrears and claims, claims levels are expected to remain somewhat elevated but near historic norms in 2011.
As part of its risk management practices, CMHC conducts stress testing of its insurance business on an annual basis to evaluate how various economic scenarios could potentially affect the insurance financial performance, its capital levels, and its risk tolerance thresholds. Details on the stress testing conducted are provided in the Risk Management section. The results indicate that the Insurance Activity is well positioned to weather severe economic scenarios, and that insolvency is not a concern.
CMHC’s latest independent external review of its stress testing framework (2010) found the model to be “very good” and that the use of the model in CMHC’s stress testing was “strong and better than general industry practices” in a number of areas.

48     Canada Mortgage and Housing Corporation

FINANCIAL ANALYSIS OF STRATEGIC PRIORITY 2.1
Revenues from the Mortgage Loan Insurance Activity are comprised of insurance premiums, application fees for insuring rental loans and income earned on its investment portfolio. Premiums and fees are received at the inception of the mortgage insurance policy and are recognized as revenue over the period covered by the insurance contract using actuarially determined factors that reflect the long-term pattern for default risk. These factors are reviewed annually by CMHC’s appointed external actuary.
As CMHC is mandated to operate its mortgage insurance business on a commercial basis, the premiums and fees it collects and the interest it earns must cover the related claims and other expenses. They must also provide a reasonable rate of return to the Government of Canada. CMHC’s Insurance Activity is operated at no cost to Canadian taxpayers.
Net Income is 128% against plan largely due to $76 million higher than planned earned Premiums and Fees, $102 million higher than planned Realized Gains, $45 million lower than planned Operating Expenses and $150 million lower than planned Net Claims.
Premiums and Fees earned were higher than planned due to a change in CMHC’s earnings curves in 2009 after the 2010 plan was approved. The earnings curves were changed to more closely reflect the emerging nature of claim occurrence experience. Realized Gains on Financial Instruments in excess of plan are mainly due to the sale of investments benefitting from market increases.
Operating Expenses were lower than planned mainly due to lower staff years and associated personnel expenses. The operating expense ratio is derived by dividing Operating Expenses by Premiums and Fees. A continued focus on operational efficiencies resulted in our operating expense ratio decreasing by 1% compared to 2009 to 11% in 2010, 3% points lower than plan.

		2010
($M) except as otherwise indicated	2009			Results	2011
	Actual	Plan	Actual	against Plan	Plan

Premiums, Fees and Other Income	1,648	1,662	1,744	105%	1,891

Investment Income	562	611	590	97%	611

Net Gains (Losses) from Financial Instruments	106	(7)	106	1,714%	62

Interest Expense	1	-	-	-	-

Operating Expenses	195	231	186	81%	212

Net Claims:
Losses on Claims	512	762	678	89%	805
Change in Provision for Claims	600	(115)	(181)	157%	(15)
Net Claims	1,112	647	497	77%	790

Average Claim Paid ($ thousands)	62	61	61	100%	64

Income Taxes	266	389	482	124%	403

Net Income	742	999	1,275	128%	1,159

Premiums and Fees Received (total)	2,464	2,246	1,941	86%	2,212
Homeowner	88%	88%	88%	100%	90%
Multi-unit > 4	12%	12%	12%	100%	10%

Insurance Appropriated Capital:
Appropriated Retained Earnings	5,937	6,769	8,201	121%	9,414
Accumulated Other Comprehensive
Income (loss)	214	(90)	587	852%	219
Total Appropriated Capital	6,151	6,679	8,788	132%	9,633

Insurance Retained Earnings	7,946	8,773	9,222	105%	10,079

Capital Ratio (% of Equity against MCT)	199%	195%	223%	114%	214%

Operating Expense Ratio (per cent)	12%	14%	11%	79%	11%

Severity ratio (per cent)	32%	32%	33%	103%	32%

Management’s Discussion and Analysis     49

Net Claims are comprised of two components: Losses on Claims and the change in the Provision for Claims. Losses on Claims increased by $166 million in 2010 compared to 2009 due to the effects of unemployment levels but were lower than plan as economic conditions improved more quickly than forecast. As employment levels continue to improve, CMHC expects arrears to moderate throughout 2011. Due to the approximately one year lag between arrears and claims, claims levels are expected to remain somewhat elevated but near historic norms in 2011. For the most part, the anticipated increase in Losses on Claims is in line with higher levels of insurance-in-force and expected increases in average mortgage amounts coming to claim. Both of these factors are consistent with recent trends in overall housing market activity and with the expected increase in Premiums and Fees earned in 2011 compared to 2010.
The Provision for Claims is an estimate of losses on mortgages that are already in arrears but have not been reported as a claim by the lender. It is an estimate because many of these mortgages will benefit from CMHC work-out tools allowing borrowers to remain in their homes. As a result of the better than expected economic conditions in 2010 mentioned above, as well as the support CMHC provides to lenders to help borrowers in financial difficulty, fewer mortgages in arrears went to claim than expected (consistent with the lower than plan Losses on Claims mentioned above). The result was a reduction in the Provision for Claims that was $66 million greater than planned.
The severity ratio is the ratio of the loss on claim compared to the original insured loan amount. The severity ratio on loans that went to claim was only impacted slightly through the recession and remains close to long-run averages.
Under its Capital Management Framework, CMHC follows prudential regulations as set out by the Office of the Superintendent of Financial Institutions. OSFI uses the Minimum Capital Test (MCT) to measure the capital adequacy of an insurer. CMHC has determined that an internal capital target of 150% MCT is appropriate to provide adequate time for management to resolve financial problems that may arise. To reduce the likelihood of falling below this internal capital target, CMHC has also set a capital holding target of 200% MCT and appropriates Retained Earnings for capitalization purposes based on this target.

50     Canada Mortgage and Housing Corporation

	2009	2010		2011
MEASURES	Actual	Plan	Actual	Plan

Annual securities guaranteed ($M)	135,447	66,000	95,069	52,000

Market NHA MBS	55,123	12,000	47,484	20,000

CMB	46,925	48,000	39,380	32,000

NHA MBS for IMPP	33,399	6,000	8,205	0

Operating expense ratio (Per cent)	3.9	<9	4.1	<9

Per cent of residential mortgages securitized	26	21	27	21

CMHC’s securitization programs guarantee the timely payment of interest and principal of National Housing Act Mortgage-Backed Securities (NHA MBS) issued by financial institutions and of Canada Mortgage Bonds (CMB) issued by the Canada Housing Trust (CHT). The Corporation’s securitization programs help ensure that a steady supply of low-cost mortgage funds is available for mortgage lending and provide investors with opportunities to hold high-quality, secure investments in Canadian residential mortgages. In particular for smaller lenders, NHA MBS provides a crucial source of low-cost funding, and thus enhances mortgage market competition for the benefit of Canadians seeking mortgage financing.
PERFORMANCE ANALYSIS

As global financial conditions continued to improve in 2010, access to funding by Canadian lenders improved markedly over that experienced in 2009. The major Canadian banks continued to utilize covered bonds as part of their diversified funding platform to access global capital markets. CMHC’s securitization programs — NHA MBS and CMB — remain important pillars to the funding platforms of Canadian mortgage lenders, regardless of size, and demand for funding through CMHC’s securitization programs continues to be robust. CMHC operates its securities guarantee program on a commercial basis at no cost to the Canadian taxpayer.

[1]	Includes issuance costs for the Securitization Activity which are deferred for financial statement purposes.
Management’s Discussion and Analysis     51

Annual securities guaranteed
In 2010, $95 billion of low-cost mortgage funds were obtained by mortgage lenders through securities guaranteed by CMHC. This exceeds the 2010 plan of $66 billion by $29 billion. Under the NHA MBS program, financial institutions issued and CMHC guaranteed $56 billion in market NHA MBS of which $8 billion was purchased under the IMPP (see Glossary). Financial institutions emphasized market NHA MBS financing as an alternative funding source last year, as the amount of CMB declined. Under the CMB program, CMHC guaranteed $39 billion in Canada Mortgage Bonds which was below the plan of $48 billion. Reduced issue size – to better manage investor expectations and ensure spread performance to preserve the cost-effectiveness of the funding provided – was the reason for the lower volumes. Investors responded positively to the enhanced yield available for NHA MBS, and the issuance increased in order to satisfy investor demand.
Overall, CMHC’s securitization guarantee program exceeded its plan for 2010 which was adjusted downward from 2009 to take into account the termination of IMPP. With the $95 billion guaranteed in 2010, CMHC’s guarantees-in-force were $326 billion as at December 31, 2010.
Our securitization programs continue to contribute to a strong and stable Canadian housing finance system by ensuring access to low-cost funds for residential mortgages for borrowers from both small and large lenders.
Enhancements to securitization products and programs
Enhancements to securitization products, policies, and operations were undertaken in 2010 to improve the programs’ efficiency and effectiveness and, in particular, to enhance the ability of smaller lenders to access our securitization programs. In 2010, new NHA MBS repurchase (repo) eligibility for all pool types under the CMB program was implemented. In 2011, other NHA MBS and CMB modifications will be examined.
The emerging issues in 2010 for CMHC’s securitization business were the many regulatory reforms being considered and introduced, both domestically and globally, and their potential impact on CMHC’s programs. Accordingly, resources were reassigned from previously identified enhancements in order to focus on the key areas of regulatory reform, including:
a)	assessment of Bank of International Settlements (BIS) III Changes and OSFI’s revised rules around capital levels for domestically regulated financial institutions and IFRS changes to the accounting approach related to securitized mortgage assets;

b)	review of broader regulatory changes, e.g., the Canadian Securities Administrators’ proposal for Over-the-Counter Derivatives; and

c)	review of the public disclosure of securitization information – with a focus on enhancing the disclosure of performance metrics to improve the functioning of the secondary market.
Going forward, CMHC will continue to analyze these emerging issues and work with regulators and industry members to ensure that its securitization programs continue to meet policy objectives and clients’ needs for a reliable, cost-effective source of funds for mortgage lending.

52     Canada Mortgage and Housing Corporation

FINANCIAL ANALYSIS OF STRATEGIC PRIORITY 2.2

		2010
($M)	2009			Results	2011
	Actual	Plan	Actual	against Plan	Plan

SECURITIZATION

Interest Income from NHA MBS/Loans Receivable	1,523	2,160	1,734	80%	1,956

Premiums, Fees and Other Income	180	174	205	118%	202

Income from Investment Securities	38	73	57	78%	44

Net gains (losses) from financial instruments	(104)	(294)	475	362%	-

Interest Expense	1,529	2,188	1,753	80%	1,956

Operating Expenses	7	10	8	80%	9

Income Taxes	32	(15)	184	1,427%	63

Net Income	69	(70)	526	951%	174

CANADA HOUSING TRUST

Interest Income from NHA MBS/Loans Receivable	5,637	6,283	5,995	95%	6,718

Premiums, Fees and Other Income	192	214	166	78%	137

Income from Investment Securities	156	873	241	28%	-

Net gains (losses) from financial instruments	212	-	(16)	-	-

Interest Expense	5,786	7,150	6,228	87%	6,713

Operating Expenses	199	220	174	79%	142

Net Income	212	-	(16)	-	-

2009 and 2010 accounted for under CGAAP, 2011 is accounted for under IFRS.

Securitization interest income and interest expense are both more than $400 million below plan largely due to lower than planned IMPP issuances as demand reduced when the market stabilized. The interest income and interest expense variances largely offset each other. Net Income from securitization was $526 million, or 951% against plan, as a result of the higher than planned unrealized gains on derivatives, mainly in IMPP.
CHT interest income and interest expense are both more than $900 million below plan largely due to lower than planned CMB issuances. On consolidation of CHT with CMHC, a $16 million unrealized loss on CHT’s derivatives was recorded in order to apply a valuation methodology consistent with that of CMHC related to counterparty credit risk as required by the CICA’s Emerging Issues Committee (EIC) abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. As a result, CHT shows a net loss of $16 million in the consolidated financial statements.

Management’s Discussion and Analysis     53

		2010
	2009			2011
MEASURES	Actual	Plan	Actual	Plan

Percent of subscribers to market analysis publications who found them useful	91	>93	92	>93

Percent of attendees at Housing Outlook Conferences who found them useful	98.8	95	99.7	95

Forecast accuracy of housing starts (Percent)	+19.4%	Within 10% of actual	-13.2%	Within 10% of actual

Ranking of housing starts forecast accuracy among forecasters	3rd among 16	Rank within top quartile	7th among 17	Rank within top quartile

Percent of attendees at information transfer seminars who found them useful[1]	94	90	95	90

Percent of recipients of newly published Research Highlights who found them useful[1]	71	70	72	70

Percent of recipients of newly published About Your House fact sheets who found them useful[1]	83	80	87	80

[1]These measures are also applicable to strategic priority 3.1

PERFORMANCE ANALYSIS

As Canada’s national housing agency, CMHC plays an important role in providing a national perspective for market analysis, housing research and information transfer.
Individual Canadians, the housing industry, non-profit groups as well as public housing agencies have come to rely on CMHC as a source of objective research and information on housing. In 2010, over 1.5 million copies of information products were distributed through a number of channels, including CMHC’s website. Market analysis presentations reached a total audience of 30,000 housing industry members and stakeholders, including 5,000 who attended 19 housing market outlook conferences in all major centres across the country. These conferences were rated as being useful by over 99% of the attendees.

54     Canada Mortgage and Housing Corporation

Research Highlights summarize key findings of research studies. These Highlights are distributed to a wide audience comprised of both private and public stakeholders or organizations, researchers, academics and consumers who have indicated their wish to receive these user-friendly summaries on a regular basis. This year, 24 Research Highlights were published on a range of topics and these, as well as the information transfer seminars, received high usefulness ratings in 2010.

Market analysis presentations reached a total
audience of 30,000 housing industry members
and stakeholders, including 5,000 who attended
19 housing market outlook conferences in all
major centres across the country.
The 2010 Canadian Housing Observer provided clients, for the 8th year in a row, with an integrated view of market developments, housing challenges and the changing housing needs of Canadians. The 2010 Observer contains a special feature on the importance of housing in the Canadian economy, as well as further analysis of the dynamics of core housing need. Information contained in the Observer is also available on CMHC’s website. It is one of CMHC’s most highly regarded publications with some 19,000 copies obtained online or in print.

Management’s Discussion and Analysis     55

Ensure the Canadian housing system
remains one of the best in the world

Under this objective, CMHC pursues two strategic priorities designed to ensure the Canadian housing system continues to be innovative and competitive. Our goal under strategic priority 3.1 is to encourage sustainable housing and communities while the goal of strategic priority 3.2 is to promote the export of Canadian housing products, technology and our world-class housing system.
Performance measures applicable to this strategic priority are found under strategic priority 2.3.

PERFORMANCE ANALYSIS

To help ensure that the Canadian housing system can meet present and future needs, CMHC conducts research and undertakes demonstrations and other information dissemination activities aimed at improving the sustainability of housing and communities. Through a comprehensive research program, ways to reduce the environmental impact of housing as well as to enhance the affordability and livability of housing and communities are identified, assessed and turned into practical information for the industry and consumers.
The EQuilibrium™ Sustainable Housing Demonstration Initiative launched in 2005 and the EQuilibrium™ Communities Initiatives launched in 2009 in collaboration with Natural Resources Canada are mainstays of CMHC’s research in these areas. Three additional EQuilibriumTM demonstration homes were completed in 2010 and opened for public demonstrations: Green Dream Home in Kamloops, EchoHaven in Calgary and Urban Ecology in Winnipeg. These projects, and the seven other completed projects located across the country, provide tangible examples of sustainable housing for industry and consumers. To date, over 54,000 people have visited EQuilibriumTM homes.
The builders of three EQuilibriumTM demonstration homes in Quebec participated in a CMHC-led industry forum to share their experiences and knowledge on the design, construction and marketing of their demonstration projects. The three-day forum was attended by an audience of over 90 builders, architects, engineers and other stakeholders and featured tours of two EQuilibriumTM demonstration homes. The occupants of two of the projects were on hand at the forum to share their views on living in some of the most sustainable housing in Canada.
In 2010, four projects funded under the joint CMHC/ NRCan EQuilibriumTM Communities Initiative were announced: Ty-Histanis (near Tofino), British Columbia, Regent Park in Toronto, Ampersand in Ottawa and Station Pointe in Edmonton. This initiative provides financial assistance for technical development and showcasing the performance of these innovative community designs and technologies.

56     Canada Mortgage and Housing Corporation

In 2010, CMHC joined representatives from industry, government and other stakeholders to develop residential energy efficiency measures for the National Building Code of Canada. CMHC continued to deliver high quality, practical information to the housing industry on innovative technologies and practices through the publication of five new EQuilibrium™ Housing InSight fact sheets.
Another publication in CMHC’s popular About Your House series provided comprehensive technical information on photovoltaic (PV) systems.
Projects were also launched to develop enhanced information for builders on building envelope retrofit strategies for existing housing and for environmentally-friendly renovations, as well as to update two of CMHC’s premier publications – Canadian Wood- Frame House Construction and Practices for Sustainable Communities.

Management’s Discussion and Analysis     57

MEASURES
	2009	2010		2011
	Actual	Plan	Actual	Plan
Overall satisfaction rate of key housing export clients (per cent)	89	85	83.5	85
Value of CMHC-facilitated sales reported by key housing export clients ($M)	122.1	100	103.3	120

PERFORMANCE ANALYSIS

The state of the global economy continued to impact Canadian housing exporters in 2010. Housing markets around the world, particularly in the U.S., Canada’s largest export market, have not fully recovered. Coupled with a high Canadian dollar, competition from domestic suppliers in these markets, and increasing fuel and transportation costs, Canadian exporters needed to identify niche opportunities and to provide competitive housing systems, products and services.
CMHC works closely with 150 to 200 key housing export clients, helping them find new sales opportunities in foreign markets. Their success leads to jobs and economic growth for Canada. This year, despite weaker demand in several key target markets, CMHC facilitated over $103 million in export sales for its clients, accounting for 1,136 jobs created or maintained for Canadians1. CMHC’s clients were able to find success in the U.S. by targeting niche markets such as those for green products. Efforts in China and the Caribbean were more successful than those in the U.K., Russia and Japan which were harder hit by the global downturn.
CMHC introduced a new training program on sustainable community planning aimed at promoting Canadian expertise in this area internationally. Training seminars were delivered in Mexico, Korea, and Ireland and to an incoming delegation from Mexico’s Sociedad Hipotecaria Federal in Ottawa and Montréal. CMHC also continued to promote the advantages of Canada’s wood-frame housing system. Following meetings organized by CMHC between Canadian prefabricated house manufacturers and social housing providers in France, six public tenders were issued by public

1 Industry Canada estimates that for every $90,900 in exports, one job is created or maintained.

58     Canada Mortgage and Housing Corporation

authorities in that country for close to 1,000 units of wood-frame housing. Numerous trade missions were organized over the course of 2010 including a mission to Costa Rica and Panama for 13 Canadian companies. CMHC continued to fulfill its role on the international stage as the federal representative on housing matters. In 2010, CMHC organized the Government of Canada’s participation at the fifth World Urban Forum (WUF5) in Rio de Janeiro, Brazil. This event provided a global venue to showcase Canada’s practices in housing, urban sustainability, participatory and integrated

Despite the difficult export environment, CMHC achieved an 83.5% satisfaction rating from its key housing export clients.
planning and local governance. Canadian presentations were very well received. A key outcome of WUF5 was the launch of the World Urban Campaign to elevate policies for better, smarter, greener and more equitable cities and to share practical tools for sustainable cities. Following a thorough review of all CMHC’s programs and services as part of the Government’s Strategic Review process in 2009, it was determined that CMHC should focus its international efforts on supporting the export of Canadian products and expertise abroad to create jobs for Canadians. As a result, CMHC’s international consulting services were discontinued.

Management’s Discussion and Analysis     59

INTERNAL SERVICES – AT THE HEART OF A STRONG ORGANIZATION

To remain a strong organization that is able to fulfill its mandate, CMHC draws on strong corporate governance, sound financial and risk management practices, progressive human resources policies and practices, efficient and reliable information technology processes and systems and effective communications and corporate marketing services.
HUMAN RESOURCES

Measures
	2009	2010		2011
	Actual	Plan	Actual	Plan
Retention of regular employees recruited 3 to 5 years ago (per cent)	97	93	96	93
Level of employee engagement (per cent)	96	90	95	90
Critical and vulnerable positions with succession plans underway (per cent)	100	90	100	100
Employees with development plans in place in CMHC’s online performance management system (per cent)	92	85	96	90
Employees in bilingual positions meeting language requirements (per cent)	92	90	91	90
Representation rates for	Aboriginal people
Aboriginal people, visible minorities and persons with	2.8	2.9[1]	2.9	3.0
disabilities reflect or exceed the	Visible minorities
labour representation rates in the latest Census (per cent)	15.1	15.3[1]	15.5	15.9
	Persons with disabilities
	4.3	4.5[1]	4.2	4.7

1Targets for employment equity representation rates in the 2010-2014 Corporate Plan were based on the overall objective of meeting Census 2006 labour market availability rates by 2013. Subsequently, an employee self-identification campaign was undertaken which resulted in increased representation rates at CMHC. Building on the success of the campaign, the Board of Directors, in June 2010, approved more aggressive employment equity targets for 2010 than had been approved in the 2010-2014 Corporate Plan.

CMHC strongly believes that its workforce of approximately 2,100 employees is key to the Corporation’s continued success. Our talent management framework encompasses policies on multiple fronts to ensure that CMHC is able to attract and retain employees with the skills needed to carry out our mandate. Our recruitment, employee development and performance management practices, our compensation policies, as well as our commitment to achieving a diverse and representative workforce, are some of the cornerstones of this framework.

CMHC is proud to have been recognized as one of Canada’s Top 100 Employers, a Top 25 Employer in the National Capital Region and as one of Canada’s Best Diversity Employers in 2010.

60     Canada Mortgage and Housing Corporation

Measuring how well we are doing helps to keep us on track and allows us to identify areas for improvement. In 2010, we exceeded our retention target, aided in part by favourable labour market conditions. We were also successful in exceeding or substantially meeting our representation rates for Aboriginal people and visible minorities and continue our efforts to attract and retain persons with disabilities. CMHC’s success in this area received recognition in the Ministry of Labour’s Employment Equity 2009 Annual Report which was released in 2010.
CMHC maintained its commitment to Canada’s official languages. Ninety-one per cent (91%) of positions designated as bilingual are held by employees who meet language requirements. Our ability to provide services in both official languages on Granville Island during the Olympic and Paralympic Games was recognized by the Commissioner of Official Languages and the organizers of Place de la Francophonie.
Like all organizations, CMHC must take steps to ensure the ongoing supply of talent to meet business requirements. A number of key trends will impact our talent management framework going forward, including the aging population and declining birthrate, increasing diversity in the workforce, and continued government spending restraints. Although retirements have been somewhat tempered by economic concerns, CMHC continues to face a high retirement potential, in particular among the senior ranks of the organization. Measures to enhance leadership capacity and to minimize loss of corporate knowledge are being taken. Measures are also being taken to strengthen CMHC’s representative, inclusive and bilingual workforce.
INFORMATION TECHNOLOGY

CMHC considers information technology to be an essential component of its strategy to continuously improve the efficiency and quality of services provided to Canadians. CMHC’s information management systems include those that support internal operations and others that interface with external business partners and with the public seeking to obtain information from CMHC on housing. These systems are highly reliable and are supported by technology and plans that are tested on an ongoing basis. In 2010, as shown below, CMHC’s technology index for key systems, a weighted measure of the availability of critical systems, showed that they were available 99.9% of the time.

Measure
	2009	2010		2011
	Actual	Plan	Actual	Plan
Technology index for key systems (per cent)	99.9	99.8	99.9	99.8

Management’s Discussion and Analysis     61

CMHC Management and the Board of Directors are accountable and responsible for information technology governance and oversight. The coordinated development and annual update of multi-year plans for critical systems and technology will ensure that CMHC obtains the maximum benefit from its investments in information technology.
CMHC has developed and implemented security policies and technology systems which comply with Government of Canada directives and reflect industry best practices. CMHC’s critical systems and technology are assessed for vulnerabilities and corrective measures are taken as required. Security risk assessments are critical components in the adoption of new technology and systems to ensure that all potential risks are identified and mitigated appropriately.
COMMUNICATIONS AND
CORPORATE MARKETING

CMHC communications and marketing strategies and initiatives enhance awareness and understanding of the Corporation’s mandate, activities, and product and service offerings. In 2010, a large focus was placed on supporting announcements related to commitments under Canada’s Economic Action Plan. These announcements conveyed how funding benefited low income Canadians while also creating jobs and stimulating the economy.
CMHC recognizes that Canadians are increasingly looking to the Internet for housing-related information. As a result, several design and content enhancements have been made to CMHC’s website to provide visitors with easy access to a wide array of housing information. These enhancements have been well received. During 2010, there were nearly 9.3 million visits to CMHC’s website, up 20% over 2009, and website visits have nearly doubled over the past five years.
Given the widespread use of the web, CMHC launched a micro site (see www.cmhc.ca/housingactionplan) in 2009 dedicated to the social housing investments and municipal infrastructure loans under CEAP. This site enabled Canadians, as well as our provincial, territorial, municipal and First Nation partners, to obtain up-to-date information and guidelines on our CEAP programs as well as download and submit application forms. Since its launch, the site has had close to 87,000 visits.
CMHC has also launched a micro site (see www.cmhc.ca/newcomers) dedicated to serving the needs of newcomers to Canada in recognition that six million Canadians, or 20% of the population, identified themselves as immigrants. The site is part of CMHC’s Ethno Marketing Outreach Strategy and provides information in eight languages: English, French, Mandarin/Simplified Chinese, Punjabi, Urdu, Tagalog, Arabic and Spanish. An awareness campaign to promote the site generated 50,000 visits, surpassing our target by 25%. During the past year, there were over 219,000 visits to CMHC’s newcomer micro site.

62     Canada Mortgage and Housing Corporation

RISK MANAGEMENT

ENTERPRISE RISK MANAGEMENT
(ERM) FRAMEWORK

CMHC is exposed to a variety of risks in its operating environment that could have an impact on the achievement of its objectives. The ability to respond adequately to expected and unanticipated change is critical to the organization’s success. Within this context, CMHC has an enterprise risk management framework which helps to guide the organization in its risk management activities. This framework establishes a governance structure, specifies our appetite for risk and defines, assesses and categorizes the risks that the organization is exposed to. The enterprise risk management framework and governance structure encourages a risk-aware culture where risk management is an integral part of our strategic and operational decision-making; ensures that we are identifying the main risks and opportunities to the Corporation; and facilitates the understanding, discussion, evaluation and management of risks at all levels of the organization.
ERM Governance
The Board of Directors is responsible for the overall corporate governance of CMHC which includes oversight of the Corporation’s ERM framework. The following diagram and accompanying details highlight the key stakeholders and their major responsibilities in our enterprise risk management framework:
The Board of Directors oversees the risk management activities at CMHC and establishes acceptable risk parameters through a risk appetite statement. The President and Chief Executive Officer (CEO) is accountable for ensuring that all significant risks are appropriately identified and managed within CMHC. The CEO provides the Board with assurance that these activities are being completed in an annual ERM Letter of Representation, included on page 70.
All members of CMHC Management play an integral role in ERM activities through their responsibilities for identifying, assessing, monitoring and reporting potential risks that may put the organization outside the tolerances expressed in the risk appetite statement. The Chief Risk Officer (CRO) is accountable for developing and maintaining an effective risk management framework for the organization. The CRO assists the CEO in developing and communicating the organization’s risk management objectives, risk appetite and risk management framework.
ALCO (Asset-Liability Management Committee) is a senior level committee chaired by the President and CEO which draws on internal and external specialized expertise in financial management. The ALCO committee is involved in reviewing and approving all ERM reports prior to their presentation to the Board.

Management’s Discussion and Analysis     63

The CRO and CMHC Management are assisted in their risk management efforts by the ERM Committee and the Director, ERM. The ERM Committee is comprised of senior level managers and is chaired by the Director, ERM. The committee members represent the major business and risk management units and have a strong technical understanding of risks in their business units. The ERM Committee also obtains advice and support from additional subject matter experts. The ERM Committee is actively involved in the process of identifying and assessing risks.
The other groups and individuals shown in the ERM governance diagram all play a role in ensuring that risks are identified and assessed in a consistent manner and are mitigated as appropriate. Processes are also in place to ensure that risk identification and mitigation strategies are an integral part of the corporate planning and regular performance reporting processes.
Risk Appetite Statement
CMHC’s ERM framework includes a risk appetite statement which is designed to ensure a consistent understanding of risk exposures which are acceptable or unacceptable to the Corporation. The risk appetite statement begins with the following statement:
“CMHC is exposed to a variety of risks as it strives to achieve the objectives set out in its corporate and business plans. This high-level risk appetite statement describes the level at which risks should be avoided and where strategies must be implemented to manage risk.”
The statement then indicates that during the Corporation’s five-year corporate planning horizon, it wants a very high level of confidence that:
■	spending on government funded programs will not vary from approved funding by more than a specified percentage;

■	exposures to financial risk expressed as a percentage of capital in the three primary business lines – mortgage insurance, securitization and lending – will not exceed specified risk levels;

■	variances of operating expenses to budget will not exceed a specified maximum variance.
The risk appetite statement also contains a subjective risk tolerance statement for the five-year planning horizon which states that:
“It is considered unacceptable that CMHC would experience a significant negative impact to the reputation of CMHC or to its ability to achieve key objectives in the business and corporate plans.”
The risk appetite statement concludes with a statement that a specified minimum percentage of the annual priority corporate objectives should also be achieved.
ERM Framework
CMHC Management continually assesses internal and external risks through the ERM framework, which groups risks under three broad categories: strategic, infrastructure and specific risks.

64     Canada Mortgage and Housing Corporation

Risk monitoring and reporting
The Chief Risk Officer works closely with Management to assess changes in the environment that affect the level of risks associated with each of the risk categories and subcategories in the ERM framework. CMHC Management and the Board are kept informed of significant risks and mitigating strategies through a variety of reporting mechanisms. Quarterly financial risk reporting provides Management, the Audit Committee and Board with details on significant financial risks and on compliance with operational and financial risk policies. A semi-annual ERM report is also prepared which includes assessments of each of the entity-level risk tolerances expressed in the risk appetite statement and a risk register which identifies and assesses risks within each of the risk categories. This report also includes details on risk mitigation strategies and identifies new and emerging risks and opportunities. Other reports to the Board include details on actuarial valuations and stress testing results.
FINANCIAL RISKS

The nature of risks and risk mitigation strategies associated with CMHC Lending, Mortgage Loan Insurance and Securitization Activities are described in further detail below.
For initiatives under Canada’s Economic Action Plan, a risk assessment framework was developed. The framework identifies the risks and associated mitigation activities related to the implementation of those initiatives delivered by provinces and territories as well as initiatives directly delivered by CMHC. Risk assessments and the status of mitigating activities are reviewed on a regular basis by CMHC Management and the Audit Committee of the Board.
Lending Activity
Under Objective 1: Help Canadians in need, CMHC provides loans to federally-subsidized social housing sponsors. These loans can be offered to social housing sponsors at lower interest rates because CMHC borrows funds through the Crown Borrowing Program. The main sources of risks to the Corporation in providing these loans are credit risk, prepayment risk and interest rate risk.
Credit risk
Credit risk is defined as risk of loss due to the failure of counterparties to meet their contractual obligations. CMHC’s loan portfolio consists of loans in support of social housing that are either under the administration of provinces or territories, or administered by CMHC directly, including those on reserve. The majority of credit risk is mitigated by either CMHC mortgage loan insurance or through recoveries from the federal government.
In order to manage credit risk, project level annual reports, which include audited financial statements submitted by social housing sponsors, provide CMHC with a means to detect and to intervene, as appropriate, when a project faces financial difficulty and, therefore, poses a credit risk to CMHC. A feasibility analysis is performed to determine the value of the property and any other collateral. Work-outs or restructuring, which may involve additional financing or Enhanced Assistance, are determined on a case-by-case basis. CMHC is assured full collection of principal and accrued interest on the majority of the loans. The guarantee/insurance on these loans is provided by various sources as shown in the graph.
Twenty per cent (20%) of assured loans are eligible for recovery from the Government of Canada through funds that CMHC receives through Parliamentary appropriations.
Management’s Discussion and Analysis      65

CMHC mortgage loan default insurance covers 21%, 38% is recoverable from provinces and territories, and 10% is recoverable from Indian and Northern Affairs Canada as these loans carry a Ministerial Loan Guarantee.
MILP loans represent 11% of the loans provided by CMHC and are assessed on a regular basis to determine if a provision for loss is necessary. As at 31 December 2010, no impaired loans have been identified and no provision for loss has been recorded.
Prepayment risk
CMHC is subject to prepayment risk in some of its Lending Activities. For 2010, prepayments totalled $22.9 million. These prepayments were $4 million higher than experienced in 2009. Prepayments will result in a reduction in CMHC’s income if the proceeds of prepayments are invested at a reduced interest rate. CMHC monitors and reports these risks through quarterly scenario analyses modelled using average historical prepayment experience and on a worst case basis.
66      Canada Mortgage and Housing Corporation
Reserve Fund for Lending Activity
Contributed Capital by the Government of Canada is $25 million. Pursuant to the CMHC Act, a Reserve Fund is established to hold profits and losses from CMHC’s lending activities. CMHC is authorized to retain up to $240 million in the Reserve Fund. Included in this limit is an amount of $115 million designated specifically to absorb fluctuations in net income arising from unrealized gains and losses from financial instruments incurred by the Lending Activity, with the remaining $125 million to cover general options and prepayment/re-pricing losses. The current Reserve Fund stands at $134 million, of which $17 million results from unrealized gains and losses.
Interest rate risk
The Corporation is exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payments or maturity dates. The severity of this risk is largely dependent upon the size and direction of interest rate changes and on the size and maturity schedules of mismatched positions. Interest rate risk is mitigated through the matching of assets and liabilities and through the use of derivatives where mismatches exist. In the Direct Lending portfolio, 97.9% of the loans are hedged. Un-hedged interest rate risk is monitored and managed against internal risk tolerance limits set by ALCO. Interest rate sensitivity analyses are performed by calculating the magnitude of cash flow fluctuations caused by changes in interest rates. At a 95% confidence level, the negative change in the net interest margin for the next 12 months cannot exceed the limit of $1.5 million. This limit has never been exceeded.
MORTGAGE LOAN INSURANCE

The main risk of financial loss to the Corporation from its Mortgage Loan Insurance Activity is represented by the amount of future claims associated with insured mortgages relative to insurance premiums received. Economic conditions are the principal determinants that affect the incidence and magnitude of claim amounts. Changes in income, employment and, to a much lesser extent, changes in interest rates can impact a borrower’s ability to continue making mortgage payments. The probability and loss severity of claims are affected by housing prices at both national and local levels.
Homeowner
Risks related to homeowner mortgage loan insurance are assessed through CMHC’s state-of-the-art automated underwriting system, emili. Incorporated within emili are borrower, market, property, and fraud risk assessment models. Together, these automated models provide CMHC underwriters, located in all regions of the country, with the tools to effectively assess applications for mortgage loan insurance. If necessary, underwriters can then take further steps to determine if risk-mitigating actions are required to effectively reduce the overall risk to a level that is acceptable and prudent. The most effective risk mitigating actions are continually researched and updated for underwriters. Management monitors and, if necessary, adjusts its risk assessment models based on actual claims experience and local market conditions. These automated models also provide the required information framework for the design of new or modified mortgage loan insurance products and their appropriate pricing.
Large rental properties (in excess of four units)
Risks associated with rental mortgage loan insurance are also assessed through detailed and thorough underwriting processes that include analysis and risk assessment of the borrower, market, property and loan characteristics. A standardized risk assessment tool is employed by underwriters to assign a risk rating to each of these major risk components. Based upon the risk rating and complexity of the application, the underwriters take risk mitigating actions that effectively ensure the risk being assumed is at a level that is acceptable and prudent. The risk ratings, along with the size of the loan and policy considerations, determine the appropriate approval authority.
Portfolio
Risk assessment for loans submitted for Portfolio insurance is analogous to that of homeowner insurance. Low ratio homeowner loans (loans with LTVs of less than 80%) are bundled into pools by lenders and assessed by CMHC through an automated underwriting system similar to emili which is used for high ratio loans. The assessments include an analysis and risk assessment of the borrowers, markets and property characteristics of the mortgages. Individual pools are then priced accordingly.
Quality assurance, capital management and stress testing of CMHC’s Mortgage Loan Insurance Activity
Through our Quality Assurance Framework, CMHC further manages insurance risks by assessing lenders’ insured loan portfolios and working with lenders on a regular basis to maintain quality standards in the underwriting and servicing of their mortgage portfolios. Under its Capital Management Framework, CMHC follows prudential regulations as set out by the Office of the Superintendent of Financial Institutions. OSFI uses the Minimum Capital Test (MCT) to measure the capital adequacy of an insurer. CMHC has a capital holding target of 200% MCT and as such maintains twice the minimum capital required by OSFI.
Key OSFI capital targets and the relative risk tolerances set by CMHC Management and Board of Directors are defined as follows:
■	Minimum Regulatory Capital: 100% Minimum Capital Test (MCT). Below this level, an insurance company would no longer be allowed to write new business. A level below 0% MCT indicates insolvency. The acceptable level of risk has been set by CMHC at a 99% confidence level for not falling below the 100% MCT level and a 99.5% confidence level for the solvency test of 0% MCT. This means that the probability of falling below the minimum capital requirement must be less than 1% and the probability of insolvency must be less than 0.5%.

■	Internal Capital Target: OSFI expects each insurer to establish an internal capital target in order to provide adequate time for management to resolve financial problems that may arise, while minimizing the need for regulatory intervention. CMHC has determined that an internal capital target level of 150% MCT is appropriate. The capital holding target of 200% MCT mentioned above reduces the likelihood of falling below this internal capital target.
Management’s Discussion and Analysis      67

CMHC conducts stress testing of its insurance business on an annual basis to evaluate how various economic scenarios could potentially affect its insurance financial performance, its capital levels, and its risk tolerance thresholds. A Dynamic Financial Analysis model is used to annually stress test the financial impact of 10,000 economic scenarios, coupled with plausible adverse business scenarios, on its Insurance Activity results.
The results of the most recent stress testing exercise of the insurance business undertaken for the 2011-2015 Corporate Plan indicate that CMHC continues to be within the acceptable levels of risks set out in its Capital Management Framework and Risk Appetite Statement. For all economic and adverse business scenarios tested, the confidence level of capital not falling below 0% MCT is greater than 99.5%.
The 50 worst scenarios of the 10,000 economic scenarios that are stress tested represent the “tail risk” beyond the 99.5% confidence level. These scenarios, while extremely unlikely, are also reviewed to ensure a complete understanding of the impacts of excessively negative financial conditions on CMHC’s insurance portfolio. These extreme scenarios reflect negative GDP growth, elevated unemployment and significant house price depreciation lasting for a number of years with assumption of no corrective action being taken by CMHC during the period.
In summary, the Insurance Activity is well positioned to weather severe economic scenarios. The results from the annual stress testing are within the requirements of the Capital Management Framework.
External actuarial valuation
CMHC operates its insurance business on a commercial basis at no cost to Canadian taxpayers. CMHC Management ensures the financial viability of CMHC’s Insurance Activity by making provisions for insurance policy liabilities in accordance with prudent actuarial practices and by setting aside earnings consistent with capitalization guidelines developed by the Office of the Superintendent of Financial Institutions (OSFI). OSFI provides a risk-based capital adequacy framework which establishes regulatory capital requirements for Canadian property and casualty insurers, including mortgage insurers. CMHC follows OSFI’s guidelines as a best-in-class business practice and its capitalization rate is approximately twice the recommended level as
68      Canada Mortgage and Housing Corporation
mentioned above. An annual independent external actuarial valuation ensures that policy liabilities related to all policy holder obligations in force are appropriate and in accordance with accepted actuarial practice.
SECURITIZATION

The major risk of financial loss to the Corporation arising from CMHC’s guarantee is making timely payments when an issuer is unable to honour its commitments and the assets backing the securities are insufficient.
For NHA MBS, the risk associated with issuer default is mitigated by both quality assessment and monitoring of the issuers and by a minimum spread requirement between the security coupon and the lowest mortgage rate in the pool. In the event of issuer default, the minimum spread is made available to a third-party issuer for the continued servicing of both underlying mortgages and the NHA MBS payments. All securitized mortgages have full mortgage default insurance coverage.
For Canada Mortgage Bonds and the Insured Mortgage Purchase Program, in addition to the NHA MBS mitigations above, the risk associated with swap counterparty default is mitigated through program requirements for collateralization and the ability to replace swap counterparties in the event that counterparty credit ratings are below specific ratings thresholds. All principal run-off investments must also be rated R-1 (High) or AAA within CHT (for CMB) and government-guaranteed for IMPP.
INSURANCE AND SECURITIZATION INVESTMENT PORTFOLIOS

Premiums from Mortgage Loan Insurance Activity and fees from the Securitization Activity are invested in separate investment portfolios. The main sources of risk from our investment activities relate to credit and market risk. Credit risk in the portfolios arises from investments in fixed income securities. Market risk is generally defined as the risk of loss as a result of fluctuations in capital market conditions. Market risk includes changes in interest rates, foreign exchange values and equity prices. CMHC uses its insurance investment portfolio (insurance premiums are received when the mortgage is taken out and cover the life of the mortgage) to cover obligations associated with its provision of insurance to lenders against borrower default on residential mortgages.
The investment objective for the insurance and securitization portfolios is to prudently maximize investment returns while maintaining sufficient liquidity to meet projected business requirements, including potential future claims and other liabilities. The investment objective is subject to appropriate risk considerations and to the constraints outlined in CMHC’s funding, investment and risk management policies.
The size of the insurance investment portfolio has grown over the last few years and this trend is expected to continue. In 2010, the portfolio grew by $1.69 billion, from $15.95 billion to $17.64 billion, due primarily to investment income and positive net cash inflows.
Performance information, including absolute and relative risk-adjusted measures, is tracked and monitored in aggregate and at the individual asset class levels of the portfolio. As at December 31, 2010, the total return for the insurance portfolio was 7.44% which was 0.16% below the performance of the benchmark index.
The securitization investment portfolio is comprised of investments related to both the Mortgage-Backed Securities (MBS) program and the Canada Mortgage Bonds (CMB) program. As at December 31, 2010, the total return for the securitization portfolio was 7.37% which was 0.23% below the performance of the benchmark index.
The investment management strategies for both portfolios are the same, as is the strategic asset allocation model which is outlined in the table below. Approximately 50% and 52.1% of the total assets supporting the Insurance and Securitization Activities, respectively, at year-end were invested in fixed income securities issued or guaranteed by the Government of Canada or Canadian provinces.
As the majority of CMHC’s insurance and securitization investment assets are held within the fixed income portfolios, duration management is an important consideration in managing interest rate risk in the portfolios. The durations of the fixed income investment portfolios are managed within ranges relative to the duration of the DEX Universe Bond Index (DEXUBI) benchmark. As at December 31, 2010, the insurance and securitization fixed income portfolios had durations that were marginally shorter than the benchmark.

Insurance and Securitization Investment Portfolios (%)
Asset Type	Strategic Allocation	Insurance	Securitization

Fixed Income	78.0	77.7	78.0

Money Market	3.9	3.2	3.3

Canadian Equity	10.0	10.4	10.5

EAFE Equity	4.0	4.2	4.1

U.S. Equity	4.0	4.0	4.0

Real Estate	0.1	0.2	0.1

Other	0.0	0.3	0.0

Total	100.0	100.0	100.0

Management’s Discussion and Analysis      69

CMHC Management Enterprise Risk Management
Letter of Representation
February 8, 2011
This Letter of Representation is provided to the Board of Directors in support of its responsibilities with respect to the identification of the main business risks outlined in the Board of Directors Mandate and By-Law 44 (relating generally to the conduct of the affairs of the Corporation). The intended purpose is to provide reasonable assurance that CMHC Management has identified and is managing the main business risks influencing CMHC’s operating environment.
For and during 2010, CMHC Management through our enterprise risk management structure and process has:
■	identified and assessed the main business risks to which CMHC is exposed and provided the Audit Committee of the Board of Directors and the Board of Directors with reports throughout the year intended to enable them to understand and be apprised of these risks; and

■	reviewed CMHC’s risk management policies to ensure that they continue to remain relevant and prudent under our current operating environment and, as required, recommended new policies and/or amendments to existing policies for the consideration by the Audit Committee and then approval by the Board of Directors.
Based on the work undertaken by CMHC Management during this period and our knowledge of the Corporation’s affairs as of December 31, 2010, we represent that:
1.	the risk management practices and policies currently in place to identify and manage the main business risks arising from these activities remain relevant and prudent, and that these practices and policies effectively support the Corporation’s broader enterprise risk management efforts;

2.	the adequacy and integrity of the Corporation’s systems and management practices applied, in relation to the management of the main business risks of the Corporation, have been upheld; and

3.	CMHC has an effective, corporate-wide, enterprise risk management structure and process in place.
In making this representation, CMHC Management has ensured that a reasonable level of consideration has been given to the identification and management of the main business risks to the Corporation.
Karen Kinsley, FCA
President and Chief Executive Officer
70      Canada Mortgage and Housing Corporation

LOOKING AHEAD – OBJECTIVES AND STRATEGIC PRIORITIES IN 2011
CMHC’s three corporate objectives and seven strategic priorities will continue to guide our activities in 2011 as we strive to achieve the outcomes that affordable, high quality housing can provide for Canadians and the country. Key initiatives for the year ahead are provided below, followed by our expected outcomes. All 2011 performance measures are set out in previous sections.
KEY INITIATIVES FOR THE YEAR AHEAD

OBJECTIVE 1
Help Canadians in need
Strategic Priority 1.1: Help Canadians in need access affordable, sound and suitable housing
■	As part of Canada’s Economic Action Plan, administer or deliver federal funding for social housing initiatives and offer loans under the Municipal Infrastructure Lending Program until March 2011.

■	Implement program delivery arrangements with provinces and territories for housing programs in the period March 2011 to March 2014.

■	Continue to work with provinces and territories on the viability of existing social housing projects.

■	Expand CMHC’s online information product for new and prospective immigrants, Settling in Canada, to include more cities.
Strategic Priority 1.2: Support Aboriginal Canadians to improve their living conditions
■	Complete the delivery of social housing initiatives on reserve and in the North as part of Canada’s Economic Action Plan by March 2011.

OBJECTIVE 2
Facilitate access to more affordable, better quality housing for all Canadians
Strategic Priority 2.1: Ensure that Canadians have access to mortgage loan insurance products and tools that meet their needs
■	Continue to refine risk management practices and processes including ongoing enhancements to emili, CMHC’s electronic mortgage underwriting system.

■	Enhance the use of business analytics to enable both lenders and CMHC to better manage their mortgage loan portfolios through enhanced reporting and performance measurement.

■	Examine and revise business development activities as part of key account management strategies in response to changing client needs and new legislation and regulations.

■	Continue to assist mortgage professionals to provide information and advice to borrowers on mortgages, homeownership and financial literacy through new on-line training tools and messaging.

■	Explore new and enhanced products, policies and operations.

Management’s Discussion and Analysis     71

Strategic Priority 2.2: Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program
■	Continue to analyze and develop product/ policy recommendations following review of the impact of the adoption of IFRS and other regulatory changes on CMHC’s CMB and NHA MBS securitization programs and prepare a strategic plan of action for consideration and implementation.

■	In response to the growing importance of market NHA MBS in financial institutions’ funding strategies, prepare a strategic plan to further promote the NHA MBS market.

■	Continue to monitor and engage in initiatives affecting securitization and housing finance and assist in keeping the Canadian housing finance industry informed of new developments.
Strategic Priority 2.3: Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions
■	Assess CMHC’s information management and dissemination infrastructure with a view to providing clients with greater flexibility and accessibility in the retrieval of statistical data and other information products via its website.

OBJECTIVE 3
Ensure the Canadian housing system remains one of the best in the world
Strategic Priority 3.1: Promote sustainable housing and communities
■	Build industry capacity and promote consumer acceptance of sustainable and resilient housing and communities by:

■	advancing consumer awareness and acceptance of sustainable housing;

■	supporting the EQuilibrium™ Communities project teams’ improvement and showcasing activities, in collaboration with Natural Resources Canada (NRCan);

■	seeking opportunities to promote EQuilibrium™ levels of performance in the renovation and multi-unit markets;

■	undertaking focused research to address knowledge gaps in sustainable housing technologies and practices; and

■	promoting the adoption of energy and resource efficient technologies and practices to address gaps in best practices information.
Strategic Priority 3.2: Support and promote Canada’s world-class housing products, services and system internationally
■	Develop a strategy for increasing exports of prefabricated housing systems in one of CMHC’s targeted foreign markets.

■	Partner with Canadian exporters to enable them to use CMHC’s sustainable community planning workshops in their export markets.

72     Canada Mortgage and Housing Corporation

INTERNAL SERVICES
Ensuring CMHC remains a strong organization
Corporate Services
■	Ensure the effective implementation of IFRS and reporting requirements under the Economic Recovery Act in 2011.

■	Update and integrate CMHC’s technology and information systems to ensure that they continue to meet CMHC’s objectives and enable the achievement of efficiencies by developing multi-year strategies for the core infrastructure and key business systems, and develop an enterprise information management strategy.
Human Resources
■	Within the framework of the overall recruitment and retention strategy, implement specific strategies aimed at enhancing the Corporation’s ability to manage the renewal of its workforce, to maximize the contributions of a multigenerational, diverse and bilingual workforce and to respond quickly to human resources pressure points as they are identified.

■	Complete the implementation of the 2009 Action Plan on Official Languages, with a particular focus on official language awareness campaigns and increasing outreach to francophone communities and educational institutions.

Communications and Corporate Marketing
■	Expand CMHC’s outreach activities to the growing diverse population and collaborate with other government and non-government organizations serving this population.

■	Investigate opportunities to use social media pilot projects in support of corporate initiatives, for example, initiatives pertaining to EQuilibrium™, CMHC staff recruitment and retention strategies and community development.

■	Increase the promotion of CMHC as the Government of Canada’s national housing agency in all federal visibility activities.

Pursuant to the Financial Administration Act, CMHC’s 2011-2015 Summary of the Corporate Plan was tabled in Parliament on March 10, 2011. The Corporation invites Canadians to learn more about how we intend to fulfill our objectives and strategic priorities, and ensure that we remain a strong organization in the coming year through the Summary available on CMHC’s website at
www.cmhc.ca or by calling 1-800-668-2642.

Management’s Discussion and Analysis     73

EXPECTED OUTCOMES OF AFFORDABLE, HIGH QUALITY HOUSING

Objective 1: Help Canadians in need

1.1: Help Canadians in need access affordable, sound and suitable housing

Immediate

Low-income Canadians have greater access to affordable, sound and suitable housing stock that meets health and safety standards. For seniors and persons with disabilities, assistance extends independent living.

Intermediate

Governments and other organizations have information to better assess policy options related to housing for Canadians in need. Industry adopts best practices in areas where CMHC undertakes research.	Long-term Individuals and families have a more stable foundation for accessing opportunities and improving their quality of life. Communities benefit from greater stability and prosperity.

1.2: Support Aboriginal Canadians to improve their living conditions

Immediate

First Nation members living on reserve and low-income Canadians in the North who are predominantly Aboriginal have greater access to affordable, sound and suitable housing that meets health and safety standards. For seniors and persons with disabilities, assistance extends independent living.

Intermediate

Increased homeownership on reserve allows First Nation households to participate more fully in the economic, social and cultural spheres of their communities.
First Nations have the capacity to develop, maintain and manage their own housing on reserve.

Long-term

Individuals living on reserve have a stable foundation for accessing opportunities and improving their quality of life.
First Nation members gain greater financial security and health through increased homeownership on reserve. On reserve communities benefit from greater stability and prosperity.
Governments and First Nations have information to better assess policy options related to housing for First Nation members.

Objective 2: Facilitate access to more affordable, better quality housing for all Canadians

2.1: Ensure that Canadians have access to mortgage loan insurance products and tools that meet their needs

Immediate

Lenders are protected from losses due to borrower default and are able to provide mortgage financing and provide it at competitive rates because of CMHC mortgage loan insurance.
Canadians across the country not served or under-served by private mortgage loan insurers can better access housing of choice.
Portfolio insurance increases the efficiency of capital management for all lenders and enhances the competitiveness of smaller lenders. In combination with securitization, it also increases the availability of mortgage funding in Canada.

Intermediate

A healthy housing market which includes new construction as well as renovation activity contributes to job creation and economic growth.
The provision of insurance for rental housing and condominium construction promotes affordable housing and supports tenure options.

Long-term

Canadians who choose homeownership can increase their financial security.
Rental housing is supported, increasing the percentage of Canadians able to provide for their own housing needs without any government assistance.

2.2: Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program

Immediate

Increased integration of mortgage market lending with capital market lending leads to greater efficiency and lower costs for lenders.
Enhanced competitive position of small lenders in the mortgage market. Canadians continue to be able to access low-cost financing for their homes.
Intermediate to long-term Financial institutions have access to robust wholesale housing finance choices. A stable and resilient Canadian housing finance system.

2.3: Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions

Immediate to intermediate Consumers, the housing industry, stakeholders and policy makers have access to timely and relevant information on housing and housing markets.

Intermediate to long-term

The housing market is more efficient and stable as a result of more effective matching of supply and demand.
Consumers and the housing industry are aware of and adopt best practices.

Objective 3: Ensure the Canadian housing system remains one of the best in the world

3.1: Promote sustainable housing and communities

Intermediate to long-term

Greenhouse gas emissions attributable to the residential sector are reduced through improved performance of new and existing homes. New and existing communities become more sustainable though adoption of sustainable practices, intensification of existing neighbourhoods and brownfield re-development.

3.2: Support and promote Canada’s world-class housing products, services and system internationally

Intermediate The capacity of the Canadian housing industry to export is strengthened.	Long-term Increase in Canadian housing exports contributes to economic growth and job creation in Canada.

74     Canada Mortgage and Housing Corporation

BEING GOOD CORPORATE CITIZENS

Making a difference and improving the lives of Canadians is something we at CMHC do every day. It’s part of our mandate and our corporate values.

2010 WORKPLACE
CHARITABLE CAMPAIGN –
MAKING CHANGE HAPPEN

CMHC employees have a longstanding reputation for charitable service and volunteering in the community. Charitable activities draw on employees’ sense of community, their generosity of spirit, and their desire to reach out to those in need. The 2010 United Way Workplace Charitable Campaign is one example of how CMHC employees are actively donating to help others in Canada. Because of the hard work of countless volunteers – and the generosity of CMHC employees and retirees – CMHC raised close to $330,000 for the 2010 Government of Canada Workplace Charitable Campaign.
9th ANNUAL GINGERBREAD HOUSE COMPETITION

The 2010 Gingerbread House Competition held on November 19 at the Rideau Centre in Ottawa was another great success. In total, more than $6,550 was raised for Habitat for Humanity National Capital Region. Several prizes were awarded, but the main winners will be local families whose dreams of homeownership will move closer to reality because of the event.
In the last eight years, over $60,000 has been raised to support Habitat’s valuable work building homes in the National Capital Region.
HABITAT FOR HUMANITY CANADA

CMHC and Habitat for Humanity have a long history of working well together. The reason is simple: both organizations are motivated by the same basic belief that housing is fundamental to a good quality of life. CMHC is a Gold sponsor of this internationally renowned organization and the lead national sponsor of the Habitat for Humanity Aboriginal Housing Program which helps make the Habitat homeownership model available to more Aboriginal people.
CMHC’s collaboration on the Aboriginal Housing Program has enabled many of Canada’s Aboriginal families to realize their dream of homeownership. To date, 22 Aboriginal families have moved into their Habitat homes and it is envisioned that many more will benefit from Habitat’s Aboriginal Housing Program in the coming years.

Management’s Discussion and Analysis     75

ETHICAL BUSINESS CONDUCT

CMHC promotes a culture of ethical business conduct which is reinforced by a number of policies and guidelines. Among these are:
Our Values in Action is a statement and definition of CMHC’s corporate values, together with related behavioural expectations which are expected to be upheld by Board members and all CMHC employees.

Integrity at Work
We lead by example, honour our obligations, and are committed to:
Serving the Public Interest
As stewards of the public trust, we serve with fairness, impartiality and objectivity. All of our activities, including those that are commercial in nature, are carried out in support of our public policy objectives. Our actions are inspired by a respect for human dignity and the value of every person.
Achieving Business Excellence
We exercise the highest standards of competence, trustworthiness and prudence in conducting our business relationships and in managing the financial, physical and human resources entrusted to our care. We encourage learning, innovation and personal initiative to continuously improve the way we do business and achieve the best possible results for the Canadian public.
Building a Workplace Community
We practice mutual respect and honesty in our working relationships. We help each other to achieve the goals of the team and the organization, and to maintain a healthy balance between our CMHC work and the other parts of our lives. We willingly explain our actions so that we may hold ourselves, and each other, accountable for living these values in the workplace.
The Conflict of Interest Policy sets out CMHC’s requirements with respect to the avoidance and, where necessary, disclosure of real, apparent or potential conflicts of interest, together with a process for discussing and disclosing such conflicts of interest. This policy applies to Board members and all employees. CMHC Board members are also subject to federal conflict of interest legislation. All new employees are required to file a Conflict of Interest declaration within 60 days of their start date and at least annually thereafter or whenever there is a material change in circumstances. Certain CMHC employees are also subject to personal trading guidelines which impose trading restrictions on those who acquire information in the course of their official duties that is not generally available to the public.
The Disclosure of Wrongdoing in the Workplace Policy defines wrongdoing, articulates the role and responsibilities of CMHC’s Disclosure Officer and establishes a process for reporting wrongdoing in the workplace. No cases of wrongdoing in the workplace were reported in 2010.
All employees are required to attend an Ethics Awareness Session within the first 6-18 months of their start date. These sessions provide new hires with information and orientation on acceptable behaviours related to Our Values in Action, CMHC’s conflict of interest and disclosure of wrongdoing in the workplace policies.

76     Canada Mortgage and Housing Corporation

2006 TO 2011 FINANCIAL HIGHLIGHTS

	2006	2007	2008	2009	2010	2010	2011
Corporate Results	Actual	Actual	Actual	Actual	Plan	Actual	Plan

Total Assets ($M)	124,218	148,168	203,461	272,821	321,200	293,218	281,435

Total Liabilities ($M)	118,764	141,174	195,291	263,558	311,261	281,783	270,139

Reserve Fund ($M)	143	121	185	151	17	134	40

Total Equity of Canada ($M)	5,454	6,994	8,170	9,263	9,939	11,435	11,296

Total Revenues before H&H extension ($M)	8,378	9,320	11,738	13,164	15,359	14,916	14,479

Total Revenues including H&H extension ($M)[1]	N/A	N/A	N/A	N/A	N/A	N/A	14,606

Total Operating Expenses before H&H extension ($M)[2]	298	347	385	416	494	405	440

Total Operating Expenses including H&H extension ($M)[1,2]	N/A	N/A	N/A	N/A	N/A	N/A	442

Total Expenses before H&H extension ($M)	6,896	7,746	9,319	11,939	14,091	12,494	12,670

Total Expenses including H&H extension ($M)[1]	N/A	N/A	N/A	N/A	N/A	N/A	12,797

Net Income ($M)	1,026	1,070	1,778	931	911	1,768	1,343

Other Comprehensive Income ($M)	N/A	(200)	(604)	483	42	403	41

Comprehensive Income ($M)	N/A	870	1,174	1,414	953	2,171	1,384

Staff-Years[1]	1,877	1,888	1,945	1,999	2,138	2,069	2,040

Insurance

Total insured volumes (units)	528,074	695,971	798,309	1,048,736	831,082	643,991	706,664

Insurance-in-force ($M)	291,400	345,200	407,700	472,564	519,100	514,156	533,200

Premiums and Fees Received ($M)	1,383	1,740	2,132	2,464	2,246	1,941	2,212

Investments (including cash) ($M)[3]	9,974	12,026	12,974	15,881	16,696	17,563	18,878

Unappropriated Retained Earnings ($M)	1,313	1,942	1,778	2,009	2,004	1,021	665

Retained Earnings Set Aside for Capitalization ($M)	3,731	4,258	5,423	5,937	6,769	8,201	9,414

Net Insurance Claims Expense ($M)	209	315	372	1,112	647	497	790

Net Income ($M)	981	1,022	999	742	999	1,275	1,159

Other Comprehensive Income ($M)	N/A	(187)	(527)	411	57	373	28

Comprehensive Income ($M)	N/A	835	472	1,153	1,056	1,648	1,187

Securitization

Annual Securities Guaranteed ($M)	36,071	57,981	104,625	135,447	66,000	95,069	52,000

Securitization Guarantees-in-force ($M)	129,500	165,332	233,958	300,320	396,600	325,802	309,800

Borrowings from the Government of Canada ($M)	N/A	N/A	24,872	61,260	69,493	59,200	58,527

Fees Received ($M)	85	131	228	291	177	222	128

Investments (including cash) ($M)[3]	396	533	25,559	62,260	70,618	60,440	59,816

Unappropriated Retained Earnings ($M)	242	305	938	409	602	766	202

Appropriated Retained Earnings ($M)	N/A	N/A	N/A	538	603	707	703

Net Income ($M)	45	58	633	69	(70)	526	174

Other Comprehensive Income ($M)	N/A	(7)	(24)	27	(6)	27	9

Comprehensive Income ($M)	N/A	51	609	96	(76)	553	183

Housing Programs

Housing Program Expenses before H&H extension ($M)	2,049	1,912	2,288	2,505	3,001	3,040	2,165
(excluding operating expenses)

Housing Program Expenses including H&H extension ($M)	N/A	N/A	N/A	N/A	N/A	3,040	2,286
(excluding operating expenses)[1]

Estimated Households Assisted through long-term Commitments	630,000	626,300	623,700	620,000	612,700	613,500	603,600

New commitments On-Reserve Non-Profit Rental Housing Units[4]	4,393	1,442	945	822	697	766	620

Lending

Loans and Investments in Housing Programs ($M)	12,706	12,341	12,340	11,727	12,795	12,381	13,282

Borrowings from Capital Markets ($M)	8,625	8,295	5,979	4,448	3,300	3,054	2,071

Borrowings from the Government of Canada ($M)	4,701	4,446	7,746	8,593	10,977	10,786	12,500

Net Income ($M)	0	(19)	64	(16)	(30)	(17)	6

Canada Housing Trust

Assets ($M)	96,445	120,122	150,669	182,206	222,364	201,453	190,568

Liabilities ($M)	96,445	120,122	150,669	182,240	222,364	201,503	190,568

2006 to 2010 accounted for under CGAAP; 2011 accounted for under IFRS
[1]	Reflects the impact of the housing portion of the housing and homelessness funding (H&H extension) which was authorized subsequent to the approval of the 2011-2015 Corporate Plan ($253.1 million per fiscal year from 2011-12 to 2013-14).

[2]	Total Operating Expenses are included in Total Expenses line below.

[3]	Excludes investments related to repurchase activities and accrued interest receivable.

[4]	Excludes CEAP units.

Management’s Discussion and Analysis     77

CONSOLIDATED FINANCIAL STATEMENTS

■	Management’s Responsibility for Financial Reporting	80
■	Independent Auditors’ Report	81
■	Consolidated Balance Sheet	82
■	Consolidated Statement of Income and Comprehensive Income	83
■	Consolidated Statement of Equity of Canada	84
■	Consolidated Statement of Cash Flows	85
■	Notes to Consolidated Financial Statements	86
Consolidated Financial Statements     79

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
Year ended 31 December 2010

CMHC Management is responsible for the integrity and objectivity of the consolidated financial statements and related financial information presented in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, consequently, include amounts which are based on the best estimates and judgement of Management. The financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.
In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls within CMHC and controls, as guarantor of Canada Housing Trust, to provide reasonable assurance that financial information is reliable, assets are safeguarded, transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and government directives, resources are managed efficiently and economically, and operations are carried out effectively. The system of internal controls is supported by internal audit, which conducts periodic audits of different aspects of the operations.

The Board of Directors, acting through the Audit Committee whose members are not officers of the Corporation, oversees Management’s responsibilities for financial reporting, internal control systems, and the controls as guarantor of Canada Housing Trust. The Board of Directors, upon the recommendation of the Audit Committee, has approved the consolidated financial statements.
Ernst & Young LLP, and Sheila Fraser, FCA, Auditor General of Canada, have audited the consolidated financial statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Karen Kinsley, FCA	P. Marc Joyal, CA
President and Chief Executive Officer	Vice-President, Corporate Services and
Chief Financial Officer
25 March 2011
80     Canada Mortgage and Housing Corporation

INDEPENDENT AUDITORS’ REPORT
To the Minister of Human Resources and Skills Development
Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of the Canada Mortgage and Housing Corporation, which comprise the consolidated balance sheet as at 31 December 2010, and the consolidated statement of income and comprehensive income, the consolidated statement of equity of Canada and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Canada Mortgage and Housing Corporation as at 31 December 2010, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
Report on Other Legal and Regulatory Requirements
As required by the Financial Administration Act, we report that, in our opinion, Canadian generally accepted accounting principles have been applied on a basis consistent with that of the preceding year.
Further, in our opinion, the transactions of the Canada Mortgage and Housing Corporation that have come to our notice during our audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of the Canada Mortgage and Housing Corporation, and the directive issued pursuant to Section 89 of the Financial Administration Act.

Sheila Fraser, FCA
Auditor General of Canada

Ernst & Young LIP
Chartered Accountants
Licensed Public Accountants
25 March 2011
Ottawa, Canada

Consolidated Financial Statements     81

CONSOLIDATED BALANCE SHEET
As at 31 December

(in millions of dollars)	Notes	2010	2009
ASSETS
Cash and Cash Equivalents		6,521	4,242
Investment in NHA Mortgage-Backed Securities:	4
Designated at Fair Value		159,895	143,791
Held to Maturity		55,742	59,000
Investment Securities:	4
Designated at Fair Value		1,651	1,273
Available for Sale		16,359	14,347
Held to Maturity		124	54
Securities Purchased Under Resale Agreements		34,208	32,370
Loans:	5
Designated at Fair Value		7,294	7,533
Other		4,214	3,255
Investments in Housing Programs		873	939
Due from the Government of Canada		531	476
Accrued Interest Receivable		851	812
Accounts Receivable and Other Assets		644	682
Derivatives	6	4,311	4,047

		293,218	272,821

LIABILITIES
Securities Sold Under Repurchase Agreements		60	51
Unearned Premiums and Fees		7,414	7,177
Accounts Payable and Other Liabilities	8	925	694
Accrued Interest Payable		1,092	1,108
Derivatives	6	360	996
Provision for Claims	9	1,096	1,276
Future Income Tax Liabilities	7	322	202
Borrowings:
Canada Mortgage Bonds	10,11	197,488	177,763
Capital Market Borrowings	11	3,040	4,438
Borrowings from the Government of Canada:
Designated at Fair Value	11	5,717	4,477
Other	11	64,269	65,376

		281,783	263,558

Commitments and Contingent Liabilities	21
EQUITY OF CANADA
Contributed Capital		25	25
Accumulated Other Comprehensive Income		610	207
Retained Earnings	12	10,800	9,031

		11,435	9,263

		293,218	272,821

  The accompanying notes to these consolidated Financial statements are an integral part of these statements.
Approved by the Board of Directors:

Dino Chiesa Chairperson, Board of Directors	Sophie Joncas, CA Chairperson, Audit Committee

82     Canada Mortgage and Housing Corporation

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
Year ended 31 December

(in millions of dollars)	Notes	2010	2009
REVENUES
Interest Income from NHA Mortgage-Backed Securities		7,729	7,160
Premiums and Fees		1,922	1,804
Interest Earned on Loans and Investments in Housing Programs	13	641	723
Income from Investment Securities		842	704
Net Realized Gains from Financial Instruments	14	101	112
Net Unrealized Gains (Losses) from Financial Instruments	14	434	(53)
Other Income		92	101

		11,761	10,551

Parliamentary Appropriations for:	13
Housing Programs		3,040	2,505
Operating Expenses		115	108

		3,155	2,613

		14,916	13,164

EXPENSES
Interest Expense	11	8,552	7,906
Housing Programs	13	3,040	2,505
Net Claims		497	1,112
Operating Expenses		405	416

		12,494	11,939

INCOME BEFORE INCOME TAXES		2,422	1,225

INCOME TAXES	7
Current		542	313
Future		112	(19)

		654	294

NET INCOME		1,768	931

OTHER COMPREHENSIVE INCOME (LOSS)	7
Net Unrealized Gains from Available for Sale Financial
Instruments (net of tax)		421	541
Reclassification of prior years’ unrealized net (gains)
realized in the year		(18)	(58)

		403	483

COMPREHENSIVE INCOME		2,171	1,414

  The accompanying notes to these consolidated Financial statements are an integral part of these statements.
Consolidated Financial Statements     83

CONSOLIDATED STATEMENT OF EQUITY OF CANADA
Year Ended 31 December

(in millions of dollars)	Contributed Capital	Unappropriated	Appropriated		Reserve Fund	Total Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Retained Earnings and Accumulated Other Comprehensive Income	Total Equity of Canada

			Insurance	Securitization

Balance at Beginning of Year 2010	25	2,405	5,937	538	151	9,031	207	9,238	9,263

Income Tax Benefit on Earnings Set Aside for Capitalization	-	1	-	-	-	1	-	1	1

Net Income	-	1,785	-	-	(17)	1,768	-	1,768	1,768

Other Comprehensive Income	-	-	-	-	-	-	403	403	403

Set Aside for Capitalization	-	(2,433)	2,264	169	-	-	-	-	-

Balance at End of Year 2010	25	1,758	8,201	707	134	10,800	610	11,410	11,435

Balance at Beginning of Year 2009	25	2,813	5,423	-	185	8,421	(276)	8,145	8,170

Effect of Adopting New Accounting Standards	-	(306)	-	-	(18)	(324)	-	(324)	(324)

Income Tax Benefit on Earnings Set Aside for Capitalization	-	3	-	-	-	3	-	3	3

Net Income	-	947	-	-	(16)	931	-	931	931

Other Comprehensive Income	-	-	-	-	-	-	483	483	483

Set Aside for Capitalization	-	(1,052)	514	538	-	-	-	-	-

Balance at End of Year 2009	25	2,405	5,937	538	151	9,031	207	9,238	9,263

The accompanying notes to these consolidated financial statements are an integral part of these statements.
84     Canada Mortgage and Housing Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended 31 December

(in millions of dollars)	2010	2009
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net Income	1,768	931
Items Not Affecting Cash or Cash Equivalents
Amortization of Premiums and Discounts on Financial Instruments	(75)	(103)
Future Income Taxes	119	(19)
Change in Fair Value of Financial Instruments Carried at Fair Value	(434)	42
Gain on Sale of Securities	(96)	(99)
Net Change in Non-cash Operating Assets and Liabilities	64	1,495

	1,346	2,247

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
HTM and Designated at Fair Value NHA MBS
Sales and Maturities	61,957	58,156
Purchases	(75,882)	(114,403)
AFS, HTM and Designated at Fair Value Investment Securities
Sales and Maturities	20,677	14,411
Purchases	(21,995)	(16,989)
Loans and Investments in Housing Programs
Repayments	841	818
Disbursements	(1,532)	(397)
Change in Securities Purchased Under Resale Agreements	(1,838)	(12,954)

	(17,772)	(71,358)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Canada Mortgage Bonds
Issuances	39,522	47,248
Repayments	(19,400)	(13,050)
Repayments of Capital Market Borrowings	(1,517)	(1,050)
Borrowings from the Government of Canada Designated at Fair Value and Other
Issuances	5,823	42,036
Repayments	(5,657)	(4,776)
Change in Short-term Borrowings	(75)	46
Change in Securities Sold Under Repurchase Agreements	9	(84)

	18,705	70,370

Increase(Decrease) in Cash and Cash Equivalents	2,279	1,259

Cash and Cash Equivalents
Beginning of Year	4,242	2,983

End of Year	6,521	4,242

Represented by:
Cash	-	(23)
Cash Equivalents	6,521	4,265

	6,521	4,242

Supplementary Disclosure of Cash Flow Information
Amount of Interest Paid During the Year	8,159	7,880
Amount of Income Taxes Paid During the Year	442	326

The accompanying notes to these consolidated financial statements are an integral part of these statements.
Consolidated Financial Statements     85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Year Ended 31 December 2010
1. CORPORATE MANDATE
The consolidated financial statements include the accounts of Canada Mortgage and Housing Corporation (CMHC, or the Corporation) and Canada Housing Trust (CHT), a variable interest entity. Within the Public Accounts of Canada, the annual consolidated Net Income reduces the Government’s annual deficit; the consolidated Retained Earnings and Accumulated Other Comprehensive Income reduce the Government’s accumulated deficit.
CMHC was established as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) to carry out the provisions of the National Housing Act (the “NHA”). It is also subject to Part X of the Financial Administration Act (the “FAA”) by virtue of being listed in Part 1 of Schedule III, and is wholly owned by the Government of Canada.
In September 2008, the Corporation, together with a number of other Crown corporations, was issued a directive (P.C. 2008-1598) pursuant to Section 89 of the FAA requiring due consideration by the Corporation to the personal integrity of those it lends to or provides benefits to. During 2009, the Corporation completed the implementation of the requirements of Section 89(6) of the FAA and notified the Minister of Human Resources and Skills Development that the directive has been met.
The Corporation’s mandate is to promote the construction, repair and modernization of housing, the improvement of housing and living conditions, housing affordability and choice, the availability of low-cost financing for housing, and the national well-being of the housing sector. The mandate is carried out through the following four activities:
Insurance: CMHC provides insurance against borrower default on residential mortgages.
Securitization: CMHC guarantees the timely payment of principal and interest for investors in securities based on insured mortgages. The CMHC guarantee is a direct and unconditional obligation of CMHC as an agent of Canada. It carries the full faith and credit of Canada, and constitutes a direct and unconditional obligation of and by the Government of Canada.
Housing Programs: CMHC receives Parliamentary appropriations to fund Housing Programs.
Lending: CMHC makes loans and investments in Housing Programs which are funded by borrowings. A significant number of these loans and investments are supported with housing program payments.
Canada Housing Trust was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA Mortgage-Backed Securities (NHA MBS), the purchase of highly rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds (CMB). The CMB are guaranteed by CMHC under its Securitization Activity.
The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations.
2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to GAAP.
86     Canada Mortgage and Housing Corporation

The following are the significant accounting policies:
Use of Estimates and Assumptions
The preparation of the consolidated financial statements in accordance with GAAP requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, comprehensive income and related disclosures. Key areas where Management has made estimates and assumptions include those related to the provision for claims (Note 9), fair value of financial instruments (Note 14), and employee future benefits (Note 18). Where actual results differ from these estimates and assumptions, the impact will be recorded in future periods.
Basis of Presentation
These consolidated financial statements include the accounts of CMHC and, as required by Accounting Guideline 15: Consolidation of Variable Interest Entities (AcG-15), the accounts of CHT, a variable interest entity (VIE). The assets and liabilities of CHT are neither owned by nor held for the benefit of CMHC. Inter-entity balances and transactions have been eliminated in the consolidated financial statements.
Financial Instruments
The Corporation classifies its financial assets under the following categories: designated at fair value, loans and receivables, held to maturity, held for trading and available for sale. Two classifications are used for financial liabilities: designated at fair value and other financial liabilities. The classification is determined by Management at initial recognition based on intent.

Classification	Accounting Treatment
Designated at Fair Value	Section 3855 provides an entity the option of designating a financial instrument as Held for Trading (HFT) on its initial recognition, even if it was not acquired for the purpose of selling or repurchasing in the near term. Financial instruments which belong to a group managed and evaluated on a fair value basis in accordance with documented risk management strategies or would otherwise be recognized at amortized cost, causing significant measurement inconsistencies are designated at fair value under the fair value option. This designation is irrevocable.

These financial instruments are designated at fair value. Gains and losses realized on disposition are recorded in Net Realized Gains (Losses) from Financial Instruments and unrealized gains and losses arising from changes in the fair value are recorded in Net Unrealized Gains (Losses) from Financial Instruments. Transaction costs are expensed as incurred.
Available for Sale (AFS)	AFS financial assets are non-derivative financial assets which are designated as such, or which have not been designated in any other classification.

AFS financial assets are initially recognized at fair value plus transaction costs. They are subsequently measured at fair value. Unrealized gains and losses arising from changes in the fair value are recorded in Other Comprehensive Income (OCI) until the financial asset is sold, derecognized, or determined to be impaired at which time they are transferred to the income statement and reported in Net Realized Gains (Losses) from Financial Instruments. Interest income is recorded in Income from Investment in Securities using the effective interest method.

Accumulated Other Comprehensive Income (AOCI) consists only of unrealized gains and losses for AFS financial instruments.
Held to Maturity (HTM)	HTM financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that Management has the positive intention and ability to hold to maturity.

HTM financial assets are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.
Loans and Receivables	Loans and Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted debt securities.

Loans and Receivables are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.
Held for Trading (HFT)	Derivatives are classified as Held for Trading.

Derivatives are measured at fair value. Gains and losses realized on disposition are recorded in Net Realized Gains (Losses) from Financial Instruments and unrealized gains and losses arising from changes in the fair value are recorded in Net Unrealized Gains (Losses) from Financial Instruments. Transaction costs are expensed as incurred.
Other Financial Liabilities	Other Financial Liabilities are non-derivative financial liabilities which have not been designated at fair value.

Other Financial Liabilities are initially recognized at fair value plus transaction costs. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.

Consolidated Financial Statements     87

Settlement date accounting is used for purchases and sales of financial assets. Realized gains and losses on sales are recognized on a weighted average cost basis.
The Corporation assesses at each Balance Sheet date whether there is objective evidence that a financial asset is impaired. For financial assets classified as HTM or Loans and Receivables that are identified as impaired, their carrying amounts are reduced to their estimated realizable amounts and the credit impairment is recorded in Net Realized Gains (Losses) from Financial Instruments. If an AFS financial asset is determined to be other than temporarily impaired, the unrealized loss recorded in Accumulated Other Comprehensive Income (AOCI) is reclassified and recorded in Net Realized Gains (Losses) from Financial Instruments. If the fair value of an other than temporarily impaired debt instrument classified as AFS subsequently increases due to events occurring after the initial impairment, the impairment loss is reversed with the amount of the reversal recognized in net income.
For the majority of Loans and Receivables, losses are mitigated by CMHC’s assurance of full collection of principal and accrued interest through provisions in the Social Housing Agreements, provisions in the National Housing Act, Ministerial Loan Guarantees or the loans are underwritten though CMHC’s Insurance Activity in which case provisions for claims are established. Loans that have not been underwritten or covered by a third party guarantee are assessed on a regular basis to determine if a provision for loss is necessary.
Cash and Cash Equivalents
Cash and Cash Equivalents are comprised of cash and short-term, highly liquid investments with an original term to maturity of 98 days or less that are readily convertible to known amounts of cash. Cash Equivalents funded by Securities Sold Under Repurchase Agreements are classified as HTM. Cash Equivalents in the Lending and Insurance Activities are designated at fair value or classified as AFS respectively. Cash Equivalents in the Securitization Activity are either classified as AFS or HTM. Cash Equivalents must have a minimum credit rating of R-1 (Low) or equivalent as determined by S&P, Moody’s or DBRS at the time they are purchased.
Investment Securities
Investment Securities in the Lending Activity and CHT are designated at fair value. Investment Securities in the Insurance Activity are classified as AFS. Investment Securities in the Securitization Activity are classified as AFS or HTM. Interest income on fixed income investments is recorded in Income from Investment Securities using the effective interest method. Dividend income is recorded in Income from Investment Securities when the right to the dividend is established.
Investments in NHA Mortgage-Backed Securities
Investments in NHA Mortgage-Backed Securities are securities that are backed by timely payment guarantee by CMHC. These securities represent an undivided interest in a pool of residential mortgages insured under the NHA. Under the Insured Mortgage Purchase Program (IMPP), CMHC purchased insured mortgage pools through reverse auctions. They are carried in the Securitization Activity and are classified as HTM. Investments in NHA Mortgage-Backed Securities held by CHT are designated at fair value. Within these programs, principal payments and prepayments are reinvested in additional NHA MBS or other permitted investments. The interest associated with these investments is recorded using the effective interest method. Interest earned on Investment in NHA Mortgage-Backed Securities is included in Interest Income from NHA Mortgage-Backed Securities.
88     Canada Mortgage and Housing Corporation

Securities Purchased Under Resale Agreements and Sold Under Repurchase Agreements
Securities Purchased Under Resale Agreements (Reverse Repurchase Agreements) consist of the purchase of securities, typically government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term. Securities Sold Under Repurchase Agreements (Repurchase Agreements) consist of the sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term.
Securities Purchased Under Resale Agreements held by CHT are designated at fair value.
The remainder of Securities Purchased Under Resale Agreements are classified as HTM and Securities Sold Under Repurchase Agreements are classified as Other Financial Liabilities. Proceeds from Securities Sold Under Repurchase Agreements are generally invested in Securities Purchased Under Resale Agreements or Cash Equivalents for the purpose of generating additional income. Such transactions are entered into simultaneously with matching terms to maturity. The associated interest earned and interest expense are recorded in Income from Investment Securities and Interest Expense respectively.
Loans
Loans that are part of portfolios which are economically hedged are designated at fair value under the fair value option.
All other loans are classified as Loans and Receivables. Where loans contain forgiveness clauses, they are recorded net of the forgiveness that is reimbursed through Parliamentary appropriations when the loans are advanced.
Interest income is recognized using the effective interest method in Interest Earned on Loans and Investments in Housing Programs.
CMHC is reimbursed for interest rate losses resulting from certain loans for Housing Programs containing interest rate clauses lower than the interest cost on the related borrowings, issued from 1946 to 1984 through provisions of the National Housing Act. These appropriations are voted on an annual basis by Parliament and CMHC has over a 30 year history of past collection of interest losses through appropriations. CMHC measures these loans at amortized cost which assumes the continued receipt of appropriations going forward. If the appropriations are not received in a future year the valuation of these loans would change.
Investments in Housing Programs
Investments in Housing Programs represent CMHC’s exposure through loans made to various housing projects and are carried at amortized cost. These financial assets are classified as Loans and Receivables. Interest income on Investments in Housing Programs is recorded in Interest Earned on Loans and Investments in Housing Programs on an accrual basis using the effective interest method. The Corporation’s portion of net operating losses and disposal losses on the Housing Programs is reimbursed through Parliamentary Appropriations.
Derivatives
The Corporation enters into derivatives such as interest rate swaps, cross currency interest rate swaps, interest rate futures and equity index futures in order to manage its exposures to market risks. Swaps are only contracted with creditworthy counterparties that maintain a minimum rating of A- or equivalent as determined by S&P, Moody’s or DBRS and are not used for speculative purposes.
Consolidated Financial Statements     89

Derivatives are classified as HFT as they have not been designated as eligible hedges for accounting purposes and are carried at fair value on the Consolidated Balance Sheet. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities.
Derivatives may be embedded in other financial instruments and are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not HFT or designated at fair value.
Premiums and Fees
Insurance:
Insurance premiums are due at the inception of the mortgage being insured at which time they are deferred and recognized as income over the period covered by the insurance contract using factors determined by an Appointed Actuary. These factors reflect the long-term pattern for default risk of the underlying mortgages.

Unearned premiums represent the portion of the premiums written that relates to the unexpired portion of the policy at the Balance Sheet date and therefore relate to claims that may occur from the Balance Sheet date to the termination of the insurance policies. Annually, the unearned premiums are compared to an estimate of total future claims on a discounted basis to ensure the amount is sufficient. Should such amount not be sufficient, a provision for premium deficiency would be recorded.
Application fees and direct costs associated with issuing mortgage insurance policies are deferred and amortized on the same basis as the related premiums.
Securitization:
Guarantee fees from the Securitization Activity are received at the inception of the related security issue at which time they are deferred and recognized as income over the expected term of the related security.

Application fees and direct costs associated with issuing the timely payment guarantees are deferred and recognized as income over the expected term of the related security.
Provision for Claims
The Provision for Claims represents an estimate for expected claims and the related settlement expenses, net of the related expected property sale proceeds, for defaults from the insurance business that have occurred on or before the Balance Sheet date. The provision takes into consideration the estimate of losses on defaults that have been incurred but not reported, the time value of money and in accordance with accepted actuarial practice, includes an explicit provision for adverse deviation.
The establishment of the Provision for Claims involves estimates which are based upon historical trends, prevailing legal, economic, social and regulatory trends, and expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps significantly, from the estimates made.
The loss on reported claims and the change in the estimated Provision for Claims are recorded in Net Claims in the year in which they occur.
Income Taxes
CMHC is a prescribed federal Crown corporation under Reg. 7100 of the Income Tax Act (ITA) and is subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. It is not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the
90     Canada Mortgage and Housing Corporation

beneficiaries, no provision for income taxes has been reflected for CHT in these consolidated financial statements.
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. The Corporation uses substantively enacted income tax rates at the Balance Sheet date that are expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Canada Mortgage Bonds
Canada Mortgage Bonds (CMB), which are issued by CHT and guaranteed by CMHC, are interest bearing bullet bonds. Coupon interest payments are made semi-annually for fixed-rate CMB and quarterly for floating-rate CMB. Principal repayments on the bonds are made at the end of the term. CMB are designated at fair value. The Approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to CMHC as Guarantor and Financial Services Advisor, underwriters and others for the distribution of CMB.
Capital Market Borrowings
Borrowings from the Capital Market represent borrowings incurred between 1993 and April 2008. These borrowings are designated at fair value. Transaction costs on Capital Market Borrowings are recognized in Interest Expense in the year incurred.
Borrowings from the Government of Canada
Borrowings Designated at Fair Value:
Since April 2008, the Lending Activity has been borrowing under terms of the Crown Borrowing Agreement. These borrowings are designated at fair value.
Other Government of Canada Borrowings:
Other Government of Canada borrowings represent borrowings in the Securitization Activities under terms of the Crown Borrowing Agreement, as well as borrowings incurred prior to 1993 in the Lending Activity. These borrowings are classified as Other Financial Liabilities.
Housing Programs
Parliamentary appropriations for Housing Programs, and the related expenses, are recorded on an accrual basis. Appropriations and related expenses are presented in the Statement of Income and Comprehensive Income as Revenues and Expenses, respectively. Those expenses incurred but not yet reimbursed are recorded as Due from the Government of Canada.
Employee Future Benefits
CMHC provides a defined benefit pension plan, supplemental pension plans, and other post-employment benefits consisting of severance pay, life insurance and medical insurance.
Pension benefits are based on length of service and average earnings of the best five-year period as classified under defined benefit pension arrangements. The pension benefits are adjusted annually by a percentage equivalent to the total average change in the Consumer Price Index during the previous year. The obligations under employee benefit plans and unamortized related costs, net of plan assets, are accrued.
Consolidated Financial Statements     91

The cost of pension and other post-employment benefits earned by employees is actuarially determined using the projected benefit method prorated on service and Management’s best estimate of expected long-term pension plan investment performance, salary increases, retirement ages of employees, mortality of members and expected health care costs. These assumptions are of a long-term nature, which is consistent with the nature of employee future benefits. Actual results could differ from these estimates.
Costs are determined as the cost of employee benefits for the current year’s service, interest cost on the accrued benefit obligation, expected investment return on the fair value of plan assets, and the amortization of the transitional asset/obligation, the deferred past service costs and the deferred actuarial gains/losses.

The transitional asset/obligation and past service costs are deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans. The excess of the net actuarial gain/loss over 10% of the greater of the benefit obligation or the fair value of the plan assets is deferred and amortized on a straight-line basis over the expected average remaining service period of active employees under the plans. The expected average remaining service period of the employees covered by the pension plan, supplemental pension plans and other post-employment benefits is 9, 9 and 12 years respectively (2009 – 10, 9 and 12 years).
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the Balance Sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in Net Unrealized Gains (Losses) from Financial Instruments.
3. FUTURE ACCOUNTING CHANGES
International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS for publicly accountable enterprises. CMHC will adopt IFRS commencing 1 January 2011, with comparatives for the year commencing 1 January 2010. For a detailed discussion of future accounting changes and related impacts, refer to the “Future Accounting Changes” – “International Financial Reporting Standards (IFRS)” section of Management’s Discussion & Analysis.
4. SECURITIES
The following table shows the maturity structure and average yield for Investment in NHA Mortgage-Backed Securities. The NHA MBS maturities are estimated based on assumptions regarding mortgage prepayments (1% annually) and liquidations (4% annually). Prepayments and liquidations are mortgage principal repayments that are received sooner than the stated amortization period of the mortgage. Both are percentage rate assumptions on principal amounts outstanding, determined by CMHC, and based on historical performance/trends.

	Remaining Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2010	2009
Designated at Fair Value
Corporate/Other Entities	23,375	73,450	51,030	12,040	159,895	143,791
Yield(1)	1.69%	1.83%	2.17%	2.29%	1.96%	1.80%

Held to Maturity
Corporate/Other Entities	4,310	39,090	12,342	-	55,742	59,000
Yield(1)	4.35%	4.61%	3.81%	-	4.41%	4.48%

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the effective yields of individual securities.

92     Canada Mortgage and Housing Corporation

The following table shows the maturity structure and average yield for Investment Securities.

	Remaining Term to Maturity
	Within	1 to 3	3 to 5	Over 5
(in millions of dollars)	1 Year	Years	Years	Years	2010	2009
Designated at Fair Value
Corporate/Other Entities	91	-	159	137	387	685
Government of Canada	735	171	5	-	911	327
Provinces/Municipalities	118	55	180	-	353	261
Sovereign and Related Entities	-	-	-	-	-	-

Total Designated at Fair Value	944	226	344	137	1,651	1,273
Yield(1)	1.51%	3.13%	2.61%	0.16%	1.96%	1.49%
Available for Sale
Fixed Income
Corporate/Other Entities	414	999	859	2,761	5,033	4,215
Government of Canada	182	780	721	1,271	2,954	3,057
Provinces/Municipalities	178	443	532	3,174	4,327	3,519
Sovereign and Related Entities	-	161	57	316	534	494

Total Fixed Income	774	2,383	2,169	7,522	12,848	11,285
Yield(1)	3.50%	3.51%	3.54%	4.39%	4.01%	4.07%
Equities
Canadian Equities					1,966	1,688
U.S. Equities					761	686
Foreign Equities					784	688

Total Equities					3,511	3,062
Yield(2)					2.52%	2.41%

Total Available for Sale					16,359	14,347
Held to Maturity
Government of Canada	120	4	-	-	124	54
Corporate/Other Entities	-	-	-	-	-	-

Total Held to Maturity	120	4	-	-	124	54

Yield(1)	0.95%	2.20%	-	-	1.00%	0.56%

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the effective yields of individual securities.

(2)	Represents the average yield, which is determined by applying the earned dividend amount of equities to the average cost.
The following table shows the unrealized gains (losses) on Investment in NHA MBS and Investment Securities recorded at fair value.

	2010				2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Fair
(in millions of dollars)	Cost(1)	Gains	Losses	Value	Cost(1)	Value
Investment in NHA MBS:
Designated at Fair Value	157,790	2,120	(15)	159,895	141,117	143,791
Investment Securities:
Fixed Income
Designated at Fair Value	1,633	20	(2)	1,651	1,271	1,273
Available for Sale	12,325	537	(14)	12,848	11,025	11,285
Equities	3,153	452	(94)	3,511	2,993	3,062

(1)	Amortized cost for Equities is cost.

Consolidated Financial Statements     93

Sales of investment securities in the Insurance and Securitization Activities resulted in a net gain of $95 million (2009 – $102 million) which has been recorded in Net Realized Gains (Losses) from Financial Instruments. There were no gains/losses (2009 – nil) associated with the sale of investment securities in the Lending Activity. In addition, there have been no sales of investment securities by CHT.
CMHC has investment securities of $60 million (2009 – $52 million) that have been pledged as security against Securities Sold Under Repurchase Agreements. The terms of these transactions do not exceed 3 months / 93 days, the credit rating of the instruments must be at a minimum of R-1 (mid) and be issued by a financial institution. CMHC continues to earn interest income and recognizes in OCI changes in fair values on these investment securities during the period pledged. The cumulative loss of $108 million included in Accumulated Other Comprehensive Income (2009 – $330 million) has not been recognized as an impairment loss in Net Income because CMHC believes that the decline in fair value is temporary. Factors reviewed to determine whether an impairment is other than temporary include significant or prolonged declines in fair value, financial reorganization, corporate restructuring, bankruptcies and other indications of liquidity problems, or the disappearance of an active market for the asset because of financial difficulties. During 2010, no gains/losses (2009 – nil) were recognized in Net Realized Gains (Losses) from Financial Instruments and no reversals of previously realized fixed income investment security impairments occurred during the year.
Master Asset Vehicle Notes (MAV II notes and MAV III notes)
On 20 August 2007, the Canadian market for Third-Party Sponsored Asset-Backed Commercial Paper (ABCP) became illiquid resulting in these investments not paying on maturity. The Pan-Canadian Investors Committee, on 23 December 2007, approved an agreement in principle to restructure the affected series of ABCP. On 24 December 2008, an agreement was reached between all main stakeholders, including the governments of Canada, Ontario, Quebec and Alberta concerning the restructuring of $32 billion in Third-Party ABCP. The implementation of the restructuring plan was finalized on 21 January 2009. The affected ABCP was replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with the pooling of certain assets as the establishment of margin funding facilities to support any future collateral calls. On 21 January 2009, CMHC’s series of affected ABCP supported in whole or part by traditional, ineligible and synthetic assets were pooled into Master Asset Vehicle Notes (MAV II notes and MAV III notes).
At 31 December 2010, the face value and the carrying value of MAV II notes and MAV III notes held by CMHC was $184 million and $112 million respectively (2009 – $184 million and $93 million respectively) all of which were classified as Designated at Fair Value.

94     Canada Mortgage and Housing Corporation

5. LOANS
Loans
CMHC provides loans either independently or jointly with provincial, territorial, and municipal authorities. Loans were issued for terms up to 50 years and $11,184 million (2009 – $10,531 million) are due beyond five years.
Approximately $9,835 million, representing 85% (2009 – $10,235 million, or 95%) of the loans, are supported with housing program payments outlined in Note 13.
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the amortized cost of loans that are past due.

	2010
	Within	1 to 3	Over 3
(in millions of dollars)	1 Year	Years	Years	Total
Loans past due	54	11	14	79

At 31 December 2010, CMHC is assured full collection of principal and accrued interest on the majority of the loans. The guarantee/insurance on these loans is provided by various sources as presented in the following table:

	2010	2009
Provinces and Territories (provisions in the Social Housing Agreements)	38%	43%
CMHC’s Insurance Activity(1)	21%	23%
Government of Canada (provisions in the NHA)	20%	23%
Indian and Northern Affairs Canada (Ministerial Loan Guarantees)	10%	10%
Municipal Infrastructure Loan Program (MILP)(2)	11%	1%

(1)	Provision for losses on loans underwritten by CMHC’s Insurance Activity is included in the determination of Provision for Claims and Unearned Premiums
(2)	MILP loans are assessed on a regular basis to determine if a provision for loss is necessary. As at 31 December 2010, no impaired loans have been identified and no provision for loss has been recorded (2009 – nil).
As described in Note 2, CMHC receives interest loss recoveries on certain loans containing interest rate clauses lower than the interest cost on the related borrowings. Of the future cash flows to be received on these loans, approximately 2% (with a fair value of $86 million) will be recovered from the Government and the remainder will be recovered directly from the borrowers. The following table presents the estimated recoveries on these loans from the government for the next five years.

(in millions of dollars)	2011	2012	2013	2014	2015
Interest Loss Recoveries	12	11	11	10	9

Consolidated Financial Statements     95

Investments in Housing Programs
CMHC makes loans to housing projects either independently or jointly with provincial, territorial, and municipal authorities. The majority of these loans to housing projects are being transferred to the Provinces/ Territories under the Social Housing Agreements (SHAs). For the most part, the Provinces/Territories are gradually acquiring CMHC’s interest in the housing projects by making payments to CMHC. Once fully reimbursed, CMHC will have no remaining claim on the projects involved.
Approximately $873 million, representing 100% (2009 – $939 million, or 100%) of the total Investments in Housing Programs, are supported with housing program payments outlined in Note 13.
At 31 December 2010, CMHC is assured full collection of its loan principal and accrued interest as well as its amortization of its investments. The following table presents the source of guarantee.

	2010	2009
Provinces and Territories (provisions in the Social Housing Agreements)	96%	96%
Government of Canada (provisions in the NHA)	4%	4%

6. DERIVATIVES
Derivatives are financial contracts whose value is derived from price movements in one or more underlying securities, indices or other instruments or derivatives. The Corporation uses derivatives (interest rate swaps, cross currency interest rate swaps, interest rate futures and equity index futures) in connection with its risk management activities.
Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. They are used to manage reinvestment risk, refinancing risk, or mismatches in the timing of receipts from assets versus payments of liabilities.
Cross currency interest rate swaps are transactions in which two parties exchange currencies and interest cash flows on a specified notional amount for a predetermined period. The notional amount is exchanged at inception and at maturity. The value of these swaps is derived from movements in foreign exchange and interest rates. They are used to manage foreign exchange risk arising from foreign denominated debt.

Interest rate and equity index futures are contractual obligations to buy or sell a financial instrument on a future date at a specified price established by an organized financial market. The credit risk is reduced as changes in the futures’ contract value are settled daily. Futures are used to manage asset allocation in the Insurance and Securitization Activities.

96     Canada Mortgage and Housing Corporation

The table below provides the notional amounts of the Corporation’s derivative transactions. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments. The Corporation does not have derivatives embedded in other financial instruments (host contracts) which require separation.

		2010			2009
			Fair Value			Fair Value
	Average
	Term to	Notional			Notional
(in millions of dollars)	Maturity	Amount(1)	Asset	Liability	Amount(1)	Asset	Liability
Interest Rate Swaps	4 years	267,840	4,311	280	250,967	4,047	766
Cross Currency Interest Rate Swaps	1 year	833	-	80	2,344	-	230

Total		268,673	4,311	360	253,311	4,047	996

(1)	Notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged. The fair value of the asset and liability swaps is determined by discounting the cash flows to be exchanged using observable market data.
7. INCOME TAXES
The following is a reconciliation of the statutory tax rate.

(in millions of dollars)	2010	2009
Income Taxes Computed at Statutory Tax Rate (2010 – 28%, 2009 – 29%)	678	355
Change in Tax Rates on Future Income Taxes	(14)	2
Impact of Retroactive Application of Tax Legislation Enacted in 2009(1)	-	(13)
Permanent Differences	(13)	(10)
Impact on Consolidation with CHT	4	(40)
Other	(1)	-

Income Tax Expense	654	294

(1)	The impact of the retroactive tax legislation is due to the enactment of Bill C-10 in 2009. Bill C-10 contained amendments that affected the taxation of financial instruments. These amendments were applicable to CMHC for the taxation years beginning on 1 January 2007 and 1 January 2008.
The following table presents the total income taxes.

(in millions of dollars)	2010	2009
Other Comprehensive Income:
Net Unrealized Gains/(Losses) on Available for Sale Financial Instruments	163	224
Reclassification Adjustment for Net (Gains)/Losses Included in Net Income	(13)	(23)

Income Tax Benefit on Other Comprehensive Income	150	201
Income Tax (Benefit) on the Effect of Adopting New Accounting Standards	-	(26)
Income Tax (Benefit)/Cost on Earnings Set Aside for Capitalization	(1)	(3)

Income Tax Expense on Consolidated Statement of Equity of Canada	149	172
Income Tax Expense on Consolidated Net Income	654	294

Total	803	466

Total Current Taxes	667	514
Total Future Taxes	136	(48)

Total	803	466

Consolidated Financial Statements     97

The following table presents the tax-effected temporary differences which result in future income tax assets and liabilities.

(in millions of dollars)	2010	2009
Future Income Tax Assets
Fair Value of Financial Instruments	82	78
Employee Future Benefits	25	23
Unamortized Premiums on Capital Market Borrowings	2	2
Other	3	4

Total Future Income Tax Assets	112	107

Future Income Tax Liabilities
Insured Mortgage Purchase Program (IMPP)	(254)	(136)
Fair Value of Financial Instruments	(53)	(53)
Deferred Gains on Disposal of Financial Instruments	(8)	(9)
Provision for Claims	(89)	(75)
Pension Benefits	(21)	(21)
Deferred Issuance Costs	(7)	(13)
Other	(2)	(2)

Total Future Income Tax Liabilities	(434)	(309)

Net Future Income Tax Assets (Liabilities)	(322)	(202)

CMHC expects to realize its future income tax assets in the normal course of its operations.
8. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The following table presents the composition of Accounts Payable and Other Liabilities.

(in millions of dollars)	2010	2009
Accrued Housing Program Expenses	495	399
Accrued Benefit Liability for Supplemental Pension Plans and Other Post-employment Benefits	151	134
Deferred Gains	44	34
Obligation Under Capital Lease	13	15
Other Miscellaneous Liabilities	222	112

Total	925	694

9. INSURANCE
Role of the Appointed Actuary
The actuary is appointed by CMHC’s Management to carry out a valuation of the policy liabilities of the mortgage insurance activity as at 30 September and to provide an opinion to Management regarding their appropriateness at the valuation date. The factors and techniques used in the valuation are in accordance with Canadian accepted actuarial practice, applicable legislation, and associated regulations. The scope of the valuation encompasses the policy liabilities that consist of a Provision for Claims and Unearned Premiums. In performing the valuation of the liabilities for these contingent future events, the actuary makes assumptions as to future claim rates, average loss on claims, trends, expenses and other contingencies, taking into consideration the circumstances of CMHC and the nature of the insurance policies. The appointed actuary also performs a roll-forward of the Provision for Claims and Unearned Premiums from the date of the actuarial valuation to 31 December.
98      Canada Mortgage and Housing Corporation

Provision for Claims
The establishment of the Provision for Claims for mortgage insurance is based on known facts and interpretation of circumstances, and is therefore a complex and dynamic process, influenced by a large variety of factors.
The following factors affect the key actuarial assumptions.
Claim emergence: Claim emergence encompasses claim frequency and claim occurrence patterns. It is based on historical trends in claims and arrears reporting.
Claim severity: Claim severity, or average loss on claims, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sales delays. These factors are generally based on historical experience.
Economic conditions: Recent past and projected economic factors, such as unemployment rates, mortgage interest rates, and changes in house prices, affect the forecast of future claim levels.
The Provision for Claims consists of estimates of incurred losses and related expenses. Actual incurred amounts may not develop exactly as projected and may in fact vary significantly from the projections.
Provisions are reviewed and evaluated at 30 September in light of emerging claim experience and changing circumstances. The resulting changes in the estimated Provision for Claims are recorded in Net Claims in the year in which they are determined.
CMHC determines Provisions for Claims and Unearned Premiums at 31 December using valuation factors from the 30 September valuation, taking into account changes in economic circumstances, premiums received and claims paid in the intervening period.
Change in Provision for Claims

(in millions of dollars)	2010	2009
Balance, Beginning of Year	1,276	676
Impact of Increased Business Volumes	32	83
Change in Assumptions:
Claim Emergence	(48)	(23)
Claim Severity	29	(16)
Economic Conditions	(200)	533
Other	7	23

Balance, End of Year	1,096	1,276

CMHC uses Dynamic Financial Analysis (DFA) as part of its stress testing to model the impact on the Insurance Activity of adverse economic shocks, including recessions. Recessions can involve a combination of adverse mortgage interest rate impacts, high unemployment rate outcomes and deteriorating house prices, each of which will have an impact on the Provision for Claims. In isolation, an increase of 100 basis points in the unemployment rate would be expected to increase the Provision for Claims by about $75 million, while a decrease of 100 basis points in the rate of house price inflation would increase the Provision for Claims by about $20 million and an increase of 100 basis points in mortgage rates would increase the Provision for Claims by about $20 million over a one year horizon. These would be persistent, lasting until the rates revert back to their previous levels.
Changes in actuarial assumptions for claim emergence and claim severity primarily have longer-term impacts. It is estimated that for every 5% change in the estimate of future claim severity or every 5% change in the estimate of future claim frequency, the effect on Income Before Income Taxes would be an increase/ decrease of approximately $10 million, $25 million, $35 million, $50 million and $60 million in each of the Corporate Plan years (2011-2015) respectively.
Consolidated Financial Statements      99

The impact of changes in business volumes is also spread out over a number of years, depending on assumptions for claim emergence.
These sensitivities are hypothetical and should be viewed in that light. The relationship of a change in assumption to the change in value may not be linear. Changes in one factor may result in changes in another which might magnify or counteract the sensitivities.
Insurance-in-force
Under Section 11 of the NHA, the total of all outstanding insured amounts of all insured loans may not exceed $600 billion (2009 – $600 billion). At 31 December 2010, insurance-in-force totalled $514 billion (2009 – $473 billion).
10. SECURITIZATION
CMHC guarantees the timely payment of principal and interest for investors in securities issued by Approved Issuers (primarily lending institutions), on the basis of residential mortgages through the National Housing Act Mortgage-Backed Securities program and the CMB issued by CHT.
Between 2008 and 2010, CMHC also purchased insured mortgage pools, through reverse auction, using funds supplied by the Government of Canada to help Canadian financial institutions raise longer-term funds and make them available to consumers, homebuyers and businesses in Canada.
CMHC has determined that a provision for claims on these programs is not required. This is based on historical results and program design whereby only insured mortgages are eligible for securitization.
Guarantees-in-force
Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $600 billion (2009 – $600 billion). At 31 December 2010, guarantees-in-force totalled $326 billion (2009 – $300 billion). This includes $130 billion of CMHC guaranteed NHA MBS (2009 – $124 billion) of which CMHC has purchased $56 billion (2009 – $59 billion) and $196 billion (Par Value) of CMHC guaranteed CMB issued by CHT (2009 – $176 billion).
100      Canada Mortgage and Housing Corporation

11. BORROWINGS
Canada Mortgage Bonds
The following table summarizes the carrying value and yield for the CMHC-guaranteed CMB issued by CHT based on maturity date.

	2010		2009

	Carrying		Carrying
(in millions of dollars)	Value	Yield(1)	Value
2010	-	-	18,660
2011	36,152	4.07%	37,161
2012	38,956	4.30%	39,477
2013	36,128	3.40%	36,178
2014	36,025	2.53%	35,702
2015	31,008	2.52%	1,503
2016-2020	19,219	3.40%	9,082

Total	197,488	3.40%	177,763

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average effective yields of individual fixed-rate bonds and the weighted-average yields to reset of floating-rate bonds.
In order to meet the principal obligations of the CMB, the principal payments and prepayments from the underlying NHA MBS are held in an account in the name of CHT, managed and reinvested into eligible assets, which include Investment Securities, Cash Equivalents and Securities Purchased Under Resale Agreements, by the swap counterparties pursuant to contractual agreements.
The carrying amount of CMB at 31 December 2010 is $4,814 million (2009 – $5,258 million) higher than the contractual amount due at maturity. CMB are guaranteed by CMHC and CMHC’s liabilities are backed by the full faith and credit of the Government of Canada. Therefore, there is no significant change in value that can be attributed to changes in credit risk.
Borrowing Authorities
The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The Borrowing Authorities provide a maximum debt outstanding limit for 2010 of $135.5 billion. This limit includes Capital Market Borrowings and Borrowings from the Government of Canada that were incurred since April 2008 in the Lending and Securitization Activities. CMHC’s legislative authority, which does not apply to borrowings of CHT, requires that the total indebtedness of the Capital Market Borrowings outstanding at any time not exceed $20 billion.
Consolidated Financial Statements      101

Capital Market Borrowings
The following table summarizes the carrying value and yield for Capital Market Borrowings based on maturity date. Capital Market Borrowings include U.S. denominated debt. Foreign currency principal and interest payments are fully swapped to Canadian dollar obligations.

	2010			2009
	Foreign
	Currency	Carrying	Yield(2)	Carrying
(in millions of dollars)	Borrowings(1)	Value		Value
2010	-	-	-	1,342
2011	769	871	5.07%	942
2012	-	314	5.53%	323
2013	-	374	4.83%	376
2014	-	-	-	-
2015	-	696	4.25%	686
2016-2020	-	785	4.41%	769

Total	769	3,040	4.75%	4,438

(1)	Canadian equivalent of U.S. denominated debt.
(2)	Represents the weighted-average yield, which is determined by applying the weighted-average effective yields of individual fixed-rate borrowings and the weighted-average yields to reset of floating-rate notes.
Included in Capital Market Borrowings is medium-term debt. Medium-term debt includes bonds, floating-rate and fixed-rate notes, with an original term to maturity ranging from two to ten years.
The 2010 interest expense related to Capital Market Borrowings is $170 million (2009 – $223 million).
The carrying amount at 31 December 2010 of Capital Market Borrowings is $80 million higher (2009 – $37 million lower) than the contractual amount due at maturity. CMHC’s liabilities are backed by the full faith and credit of the Government of Canada and there is no significant change in value that can be attributed to changes in credit risk.
Borrowings from the Government of Canada
The following table summarizes the carrying value and yield for Borrowings from the Government of Canada based on contractual repayments for borrowings made prior to 1993 and based on maturity date for all other borrowings.

	2010				2009

	Borrowings				Borrowings
	Designated		Other		Designated	Other
(in millions of dollars)	at Fair Value	Yield(1)	Borrowings	Yield(1)	at Fair Value	Borrowings
2010	-	-	-	-	651	2,591
2011	885	1.65%	1,661	2.71%	314	2,021
2012	827	3.14%	1,406	3.59%	831	2,108
2013	1,276	3.02%	26,137	3.58%	1,265	27,383
2014	810	2.14%	29,133	2.66%	790	28,220
2015	932	2.55%	2,275	3.68%	17	205
2016-2020	987	3.46%	1,442	7.18%	609	1,060
Thereafter	-	-	2,215	8.41%	-	1,788

Total	5,717	2.70%	64,269	3.40%	4,477	65,376

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average effective yields of individual fixed-rate borrowings and the weighted-average yields to reset of floating-rate notes.
102      Canada Mortgage and Housing Corporation

Included in Borrowings from the Government of Canada – Designated at Fair Value is short-term and medium-term debt. Short-term debt outstanding is $576 million (2009 – $651 million), has an original term to maturity less than 365 days, and a yield of 0.96% (2009 – 0.16%). Medium-term debt includes fixed-rate notes, with an original term to maturity ranging from two to ten years.
The 2010 interest expense related to Borrowings from the Government of Canada – Designated at Fair Value is $135 million (2009 – $101 million) and $2,134 million (2009 – $1,908 million) for Borrowings from the Government of Canada – Other.
The carrying amount at 31 December 2010 of Borrowings from the Government of Canada – Designated at Fair Value is $61 million (2009 – $17 million) higher than the contractual amount due at maturity. CMHC’s liabilities are backed by the full faith and credit of the Government of Canada and there is no significant change in value that can be attributed to changes in credit risk.
Borrowings from the Government of Canada – Designated at Fair Value are not issued at market value. On the day of exchange, these borrowings are adjusted to fair value and the associated gains/losses are deferred and amortized over the term of the borrowings. These gains and losses are partially offset by the gains and losses arising on Direct Lending loans that are issued at non-market rates. At 31 December 2010, a net deferred gain of $44 million (2009 – $34 million) has been recorded in Accounts Payable and Other Liabilities and $7 million (2009 – $5 million) has been recorded in Net Unrealized Gains (Losses) from Financial Instruments.
12. CAPITAL MANAGEMENT
For Capital Management purposes and as provided for in the CMHC Act and the NHA, CMHC considers its capital to be Retained Earnings, comprised of Earnings Set Aside for Capitalization, Unappropriated Retained Earnings and the Reserve Fund for Lending, as well as the Contributed Capital.
CMHC’s primary objective with respect to capital management is to ensure that it has adequate capital to deliver its mandate while remaining financially self-sustaining and also to follow prudent business practices and guidelines existing in the private sector as appropriate. CMHC capital management is included in its Corporate Plan which is approved annually by the Governor in Council.
There are no externally imposed minimal capital requirements on CMHC. Earnings Set Aside for Capitalization represent the portion of cumulative Net Income from the Insurance and Securitization Activities that has been set aside for capitalization purposes. The Earnings Set Aside for Capitalization of the Insurance Activity follow the mortgage insurance capitalization guidelines developed by the Office of the Superintendent of Financial Institutions (OSFI) and the Earnings Set Aside for Capitalization of the Securitization Activity are based on regulatory and economic capital principles.
Unappropriated Retained Earnings represent the cumulative Net Income generated by the Insurance and Securitization Activities that has not been set aside for capitalization purposes.
Consolidated Financial Statements      103

CMHC places all other retained earnings in its Reserve Fund for Lending. The components of this Reserve Fund are outlined in the following table. There is an externally imposed limit on each of the components. Should the limit be exceeded, CMHC would be required to pay the excess to the Government of Canada.

	2010		2009
	Authorized	Balance	Authorized	Balance
(in millions of dollars)	Limit	31 December	Limit	31 December
Reserve for New Financial Instruments Accounting Standards	115	17	115	35
Reserve for All Other Lending-Related Items	125	117	125	116

Reserve Fund for Lending	240	134	240	151

CMHC has managed its capital as approved in its 2010 Corporate Plan in accordance with the CMHC Act and the NHA. In 2009, CMHC began setting aside Net Income from the Securitization Activity for capitalization purposes. Other than this, there have been no changes in what is considered to be capital or the objectives of managing capital during the year.
13. HOUSING PROGRAMS
CMHC receives Parliamentary appropriations to fund the following payments, including operating costs, in support of Housing Programs.

(in millions of dollars)	2010	2009
Renovation and Retrofit Programs(1)	708	439
Non-Profit Housing	641	603
Affordable Housing Initiative(1)	582	312
Public Housing	424	553
On-Reserve Housing Programs(1)	194	129
Rent Supplement	178	154
Rural and Native Housing	115	117
Urban Native Housing Program	92	92
Co-operative Housing	79	79
Limited Dividend Program	11	11
Research and Information Transfer	7	7
Other	9	9

Total Housing Program Expenses	3,040	2,505
Operating Costs	115	108

Total Appropriations	3,155	2,613

    (1) Includes expenditures under Canada’s Economic Action Plan (CEAP)
Of the total amount spent on Housing Programs, $1,025 million (2009 – $1,043 million) was provided for programs transferred to Provinces/Territories under Social Housing Agreements (SHAs). These amounts are disclosed above based on the original allocation within the agreements which also provide that the Provinces/ Territories may reallocate amounts among housing programs. This funding to the Provinces/Territories may become repayable to CMHC if the amounts are not used in accordance with the terms and conditions of the Social Housing Agreements.
Under the SHAs, the Province/Territory assumes CMHC’s financial and other obligations with respect to these programs in exchange for a pre-determined annual funding. The accountability framework requires the Province/Territory to provide an audited Annual Statement of Funding and Expenditures and an Annual Program Performance Report.
104     Canada Mortgage and Housing Corporation

Housing Program Expenses also include related party transactions between the Government of Canada and CMHC for the reimbursement of:
■	Interest rate losses resulting from certain loans containing interest rate clauses lower than the interest cost on the related borrowings;

■	Net operating losses on certain investments in Housing Programs and real estate properties; and

■	Net default losses on certain loans and net disposal losses on certain investments in Housing Programs and real estate properties.
The following table summarizes the nature of these expenses reimbursed by the Government of Canada.

(in millions of dollars)	2010	2009
Interest Rate Losses	45	107
Net Operating Losses	3	3
Net Default and Disposal Losses	1	1

Total	49	111

At 31 December 2010, the total reimbursements for interest losses towards the losses incurred by the Corporation as a result of the prepayment and repricing activity is nil (2009 – $57 million).
The reimbursement for interest rate losses is also included in Interest Earned on Loans and Investments in Housing Programs. Net operating, default and disposal losses are recorded as Due from the Government of Canada and Housing Program Expenses on an accrual basis. The reimbursement of operating costs is shown in the Consolidated Statement of Income and Comprehensive Income as Parliamentary appropriations for Operating Expenses.
14. FINANCIAL INSTRUMENTS
Determination of Fair Value
All financial instruments are recognized initially at fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Accrued interest is separately disclosed for all financial instruments.
Subsequent fair values are determined using the following fair value measurements. The fair value measurement hierarchy reflects the significance of the inputs used in making these measurements.
Fair Value Hierarchy:
Level 1:
Financial assets quoted in active markets are measured based on the bid price of an identical asset. Financial liabilities quoted in active markets are measured based on the ask price of an identical liability.
Level 2:
Financial assets and liabilities not quoted in active markets are measured based on discounted cash flow or other valuation methodologies making maximum use of directly or indirectly observable market data.
Level 3:
Financial assets and liabilities not quoted in active markets are measured based on discounted cash flow analysis techniques or other valuation methodologies where significant inputs are not based on observable market data.
For all other financial instruments, the carrying value is assumed to approximate fair value due to the short-term nature.
Consolidated Financial Statements     105

The following table represents the fair value hierarchy in which fair value measurements are categorized for assets and liabilities recorded on the Balance Sheet. During the year, there were no significant transfers between Level 1 and Level 2.

	2010
(in millions of dollars)	Level 1	Level 2	Level 3	Total
Assets
Cash and Cash Equivalents	3,114	677	-	3,791
Investment in NHA MBS:
Designated at Fair Value	-	159,895	-	159,895
Investment Securities:
Designated at Fair Value	1,145	394	112	1,651
Available for Sale	16,288	71	-	16,359
Securities Purchased Under Resale Agreements	-	34,208	-	34,208
Loans:
Designated at Fair Value	-	7,294	-	7,294
Derivatives	-	4,311	-	4,311
Assets not recorded at Fair Value	-	-	-	65,709

Total Assets	20,547	206,850	112	293,218

Liabilities
Derivatives	-	360	-	360
Borrowings:
Canada Mortgage Bonds	197,488	-	-	197,488
Capital Market Borrowings	3,040	-	-	3,040
Borrowings from the Government of Canada:
Designated at Fair Value	-	5,717	-	5,717
Liabilities and Equity not recorded at Fair Value	-	-	-	86,613

Total Liabilities and Equity	200,528	6,077	-	293,218

The following table presents the change in the fair value measurement of Level 3 Investment Securities.

(in millions of dollars)	2010	2009
Opening Balance	93	165
Total unrealized losses in Net Income (1)	19	(7)
Total realized losses in Net Income (2)	-	(5)
Cash receipts on Settlements	-	(60)

Closing Balance	112	93

Gains/(Losses) for Positions Held at 31 December(1)	19	(7)

   (1) Included in Net Unrealized Gains (Losses) from Financial Instruments
   (2) Included in Net Realized Gains (Losses) from Financial Instruments
CMHC’s valuation for Level 3 Investment Securities was based on its assessment of the prevailing conditions at 31 December 2010, which may change materially in subsequent periods. The most significant factor which may have an impact on the future value of these assets is the discount rates. A 100 bps decrease (increase) in the discount factor would result in a $7 million increase ($3 million decrease) in Income Before Income Taxes.
106     Canada Mortgage and Housing Corporation

Financial Instruments Carried at Amortized Cost
Using the valuation methods described above, the following table presents the fair values of financial instruments carried at amortized cost, except where amortized cost is a reasonable approximation of fair value.

	2010		2009
		Amortized		Amortized
(in millions of dollars)	Fair Value	Cost	Fair Value	Cost
Investment in NHA MBS – Held to Maturity (2)	56,474	55,742	59,763	59,000
Investment Securities – Held to Maturity (1)	124	124	54	54
Loans – Other (2)	5,167	4,214	4,139	3,255
Loans – Investments in Housing Programs (2)	1,478	873	1,531	939
Borrowings from the Government of Canada – Other (2)	67,790	64,269	68,397	65,376

   (1) Fair value determined based on Level 1 Criteria
   (2) Fair value determined based on Level 2 Criteria
Classification of Cash and Cash Equivalents and Securities Purchased Under Resale Agreements
The following table presents a breakdown by Financial Instrument classification.

	2010				2009
	Designated	Available	Held to
(in millions of dollars)	at Fair Value	for Sale	Maturity	Total	Total
Cash and Cash Equivalents	3,378	413	2,730	6,521	4,242
Securities Purchased Under Resale Agreements	34,208	-	-	34,208	32,370

Gains and Losses from Financial Instruments
The unrealized gains and losses arising from changes in fair value related to financial instruments required to be classified as HFT and designated at fair value are presented in the following table. All derivatives are classified as HFT and have not been designated in hedge relationships for accounting purposes. All other financial assets and liabilities in the following table have been designated at fair value under the fair value option.

(in millions of dollars)	2010	2009
Required to be Held for Trading
Derivatives	721	(1,231)

Total Required to be Held for Trading	721	(1,231)

Designated at Fair Value
Cash Equivalent	1	(1)
Investment in NHA MBS – Designated at Fair Value	(569)	(2,041)
Investment Securities – Designated at Fair Value	17	(14)
Securities Purchased Under Resale Agreements	-	1
Loans – Designated at Fair Value	(40)	(192)
Canada Mortgage Bonds	230	2,883
Capital Market Borrowings	126	476
Borrowings from the Government of Canada – Designated at Fair Value	(52)	66

Total Designated at Fair Value	(287)	1,178

Total Net Unrealized Gains (Losses) from Financial Instruments	434	(53)

Consolidated Financial Statements     107

There has been no change in the fair value of Loans - Designated at Fair Value as a result of changes in credit risk. These loans are assured the full collection of principal and interest through a third-party or are underwritten by the Insurance Activity as detailed in Note 5.
The realized gains and losses related to financial instruments are presented in the table below.

(in millions of dollars)	2010	2009
Required to be Held for Trading	6	11
Designated at Fair Value	-	(1)
Held to Maturity	-	(2)
Available for Sale	95	104

Total Net Realized Gains (Losses) from Financial Instruments	101	112

Interest Income and Interest Expense
The following table outlines the total interest income and expense calculated using the effective interest method for financial instruments.

	2010		2009
(in millions of dollars)	Income	Expense	Income	Expense
Available for Sale financial assets	494	-	464	-
Held to Maturity financial assets	12	-	1	-
Investment in NHA MBS – Held to Maturity	1,393	-	1,369	-
Securities Purchased Under Resale Agreements	1	-	-	-
Loans – Other	232	-	280	-
Loans – Investments in Housing Programs	97	-	100	-
Securities Sold Under Repurchase Agreements	-	1	-	1
Borrowings from the Government of Canada – Other	-	2,128	-	1,903

Total Financial Instruments not designated at fair value	2,229	2,129	2,214	1,904

Total Financial Instruments designated at fair value	6,906	6,423	6,305	6,002
Total Dividends	77	-	68	-

Total	9,212	8,552	8,587	7,906

15. MARKET RISK
Market risk is the risk of adverse financial impact arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
The investment portfolios for the Insurance and Securitization Activities are managed taking into consideration the Strategic Asset Allocation analysis and review process which assesses alternative risk/return investment strategies and limiting price sensitivity to interest rate changes relative to benchmark indices and by appropriate asset diversification. Interest rate risk associated with the Lending Activity is managed through asset and liability matching, use of swap derivatives and capital market strategies.
Some of CMHC’s Loans and Investments in Housing Programs contain prepayment and/or repricing options. As CMHC does not have the right to prepay its Borrowings from the Government of Canada without penalty, it is exposed to interest rate risk.
108     Canada Mortgage and Housing Corporation

Currency Risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.
All currency exposure arising from foreign denominated debt issuance is economically hedged in accordance with Corporate policy. As part of its Strategic Asset Allocation policy, the Corporation has assumed currency exposure to further its Insurance and Securitization investment portfolio diversification. A 1% shift in foreign exchange rates on assets classified as AFS would have a ± $16 million (2009 – ±$14 million) impact on the Insurance and Securitization investment portfolios and would be recorded in Other Comprehensive Income.
Other Price Risk
This is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. CMHC is exposed to other price risk through fluctuations in prices of equity investments. The majority of investment assets are actively managed against selected benchmarks derived from a strategic asset allocation. CMHC limits its exposure by using tolerance ranges around the benchmarks for various diversification and exposure measures.
Sensitivity Analysis
Value at Risk: Market risk for AFS financial assets is evaluated through the use of a Value at Risk (VaR) model. VaR is a statistical estimation that measures the maximum potential market loss of a portfolio over a specified holding period with a given level of confidence. The calculation of VaR is based on the Delta-normal method which may underestimate the occurrence of large losses because of its reliance on a normal distribution. The following table shows the VaR for the Insurance and Securitization investment portfolios as at 31 December, with a 95% confidence level over a two-week holding period. The analysis was based on one-year historical data of prices, volatilities and correlations of the various bond and equity markets.
Interest Rate Sensitivity: The financial instruments Designated at Fair Value and classified as HFT in the Lending Activity portfolio are exposed to interest rate movements. For Loans – Designated at Fair Value, the impacts of interest rate shifts on the portfolio are not symmetrical. A -200 bps interest rate shift would result in an increase in value of $394 million (2009 – $418 million) whereas a +200 bps interest rate shift would result in a decrease in value of $378 million (2009 – $381 million). For all remaining loans, a -200 bps interest rate shift would result in an increase in value of $1,017 million (2009 – $829 million) whereas a +200 bps interest rate shift would result in a decrease in value of $774 million (2009 – $664 million). The following table shows the maximum exposure of the Lending Activity portfolio’s net interest margin to interest rate movements with a 95% confidence over a one year period as at 31 December. The maximum exposure is limited by CMHC policy to $1.5 million.
The following table shows the VaR and Maximum Exposure estimates and their related financial statement impact.

	2010		2009
		Other		Other
		Comprehensive		Comprehensive
(in millions of dollars)	Net Income	Income	Net Income	Income
Value at Risk	N/A	158	N/A	231
Maximum Exposure	0.9	N/A	0.1	N/A

Consolidated Financial Statements     109

Insured Mortgage Purchase Program (IMPP) Risks
IMPP is exposed to both interest rate risk and prepayment/reinvestment risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately.
To mitigate these risks, CMHC enters into interest rate swap agreements with approved financial institutions. Under these agreements, both interest rate and prepayment/reinvestment risks are transferred to swap counterparties. These swap counterparties manage reinvestment assets in accordance with pre-established investment guidelines. CMHC pays all interest received from the underlying assets to the swap counterparties and the swap counterparties pay CMHC an amount equal to the Borrowings from the Government of Canada coupon payments.
Canada Housing Trust (CHT) Risks
CHT is exposed to both interest rate and prepayment/reinvestment risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately.
To mitigate these risks, CHT enters into interest rate swap agreements with approved financial institutions. Under these agreements, both interest rate and prepayment/reinvestment risks are transferred to swap counterparties. These swap counterparties manage reinvestment assets in accordance with pre-established investment guidelines. CHT pays all interest received from the underlying assets to the swap counterparties and the swap counterparties pay CHT an amount equal to the CMB coupon payments. As a result of these interest rate swap agreements, changes in interest rates or prepayments/reinvestments have no impact on the Statement of Income and Comprehensive Income.
16. CREDIT RISK
Credit risk is the risk of loss arising from a counterparty’s inability to fulfill its contractual obligations. CMHC is exposed to credit risk from various sources, including from its investment, lending, derivative, advances to mortgage insured social housing projects in difficulty and mortgage receivable transactions.
Credit risk associated with the Corporation’s investments and derivatives is managed through the implementation of policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating and by sector, and through the use of appropriate legal agreements.
Concentration risk is the amount of credit risk the Corporation is exposed to in relation to specific counterparty and/or sectors. CMHC risk management policies address concentration risk from activities where the amount of potential loss can be measured (direct investments, lending and derivative transactions credit risk) at both the individual counterparty level and at the sector level and by credit rating. The Corporation’s largest concentration of credit risk by individual counterparty is to the Government of Canada (2010 – $3,590 million, 2009 – $5,319 million), and the largest concentration of credit risk by sector is to the Provincial sector (2010 – $4,733 million, 2009 – $3,675 million).
110     Canada Mortgage and Housing Corporation

Credit Quality
The following table presents, as at 31 December, the credit quality of the Corporation’s Cash Equivalents and Investment Securities based on an internal credit rating system (excluding those related to the IMPP and CHT).

	2010			2009
		AA- to	Lower		AA- to	Lower
(in millions of dollars)	AAA	AA+	than AA-(1)	AAA	AA+	than AA-
Cash Equivalents	487	363	144	665	191	1
Investment Securities:
Designated at Fair Value	582	397	112	208	577	93
Available for Sale	4,806	3,067	8,481	4,674	3,351	6,322
Held to Maturity	-	-	-	-	-	-

(1)	In 2010, the Corporation changed its internal credit rating methodology to incorporate the use of standalone credit ratings which resulted in the credit rating changing for a number of counterparties.
Maximum Exposure to Credit Risk
Investment Assets: CMHC’s maximum exposure to credit risk is the carrying amount of investment assets held on the Consolidated Balance Sheet.

Securities Purchased Under Resale Agreements: By their nature these balances have a low credit risk as they are largely secured by obtaining collateral from counterparties. Collateral agreements provide for the posting of collateral by the counterparty when CMHC’s exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible collateral include debt obligations issued by or guaranteed by the Government of Canada, including Crown corporations and CHT. Collateral held to offset mark-to-market exposures from these transactions should not be used for any other purpose than to offset such exposure. In the event of counterparty default, CMHC has the right to liquidate collateral held. There is no collateral held by CMHC (excluding CHT) as at 31 December 2010 (2009 – $0.4 million).
Derivatives: CMHC limits its credit risk associated with derivative transacting by dealing with swap counterparties whose credit ratings are in accordance with its Funding, Investment and Risk Management Policies, which are approved by the Board of Directors and are in accordance with Department of Finance Guidelines; through the use of International Swaps Derivatives Association (ISDA) master netting agreements for derivatives which have been entered into with all counterparties; and where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes. The master netting agreements give CMHC a legally enforceable right to reduce derivative exposure through the provision of a single net settlement of all financial instruments covered by the agreement with the same counterparty in the event of default.
The following table presents the Corporation’s credit exposure of derivatives by term to maturity (excluding those related to the IMPP and CHT).

					Potential Future	Total Credit
	Replacement value(1)					Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure
(in millions of dollars)	1 Year	Years	Years	Years	(2)	2010	2009
Interest Rate Swaps	21	38	40	53	19	171	170
Cross Currency Interest Rate
Swaps	-	-	-	-	3	3	23

Total	21	38	40	53	22	174	193

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
Consolidated Financial Statements     111

Allowance for Credit Losses
In the event of mortgage default, CMHC utilizes a number of techniques to avoid claims and mitigate losses. CMHC works with the insured lender to develop the most appropriate strategy to resolve multi-unit projects in financial difficulty. Various workout arrangements may be approved by CMHC depending on the specific circumstances of the borrower and the project. This includes making loan advances to the project in order to help it return to a state where the borrower can manage its mortgage obligations. Where cost-beneficial, CMHC may also take an assignment of the insured mortgage and pay the insured lender the loan balance. A loan/advance is classified as impaired when there is objective evidence of impairment as a result of one or more events that have had a negative impact on the estimated cash flows of the loan/advance. The allowance for credit losses is established to provide for estimated amounts that may not be recovered. Factors that are considered in assessing the estimated realizable amount include, but are not limited to, underlying asset valuation, and any changes in market and economic outlook. The allowance for credit losses is included as a reduction to Accounts Receivable and Other Assets and any change in the allowance is included in Net Claims. At 31 December 2010, the allowance was $162 million (2009 – $141 million) relating to financial assets of $201 million (2009 – $179 million). The following table shows the changes in the allowance for credit losses.

(in millions of dollars)	2010	2009
Balance, Beginning of Year	141	109
Recoveries	(3)	(4)
Write-offs	-	(4)
Provision for Credit Losses	24	40

Balance, End of Year	162	141

Insured Mortgage Purchase Program (IMPP) Risks
CMHC is exposed to credit-related risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. The fair value of collateral held by CMHC as at 31 December 2010 was $428 million (2009 – $343 million). The IMPP-related investment instruments are AAA-rated by DBRS.
Derivatives: CMHC enters into swap agreements to manage the risk that the interest earned on its investments may not be sufficient to meet its repayment obligations on Borrowings from the Government of Canada related to the IMPP. With these swaps, all interest payments to CMHC, net of its expenses, are paid to the swap counterparties from which CMHC receives payments equal to the interest it is required to pay on its IMPP-related borrowings.
The following table presents the Corporation’s credit exposure of derivatives by term to maturity for the IMPP.

					Potential	Total Credit
	Replacement value(1)				Future	Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure
(in millions of dollars)	1 Year	Years	Years	Years	(2)	2010	2009
Interest Rate Swaps	-	658	227	-	205	1,090	680

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
112     Canada Mortgage and Housing Corporation

Investments: Permitted investments are limited to high quality assets, as follows: cash, Government of Canada obligations, Canada Mortgage Bonds, NHA MBS and eligible repurchase agreements of Government of Canada securities, Canada Mortgage Bonds and NHA MBS. Limits to approved sale under repurchase agreement counterparties are determined as a function of credit rating and reported tier 1 capital.
Canada Housing Trust (CHT) Risks
CHT is exposed to credit-related risk in the event of default or credit rating downgrade of swap counterparties and through its investments. CHT only holds investment instruments rated R-1 high or AAA by at least two rating agencies.
Derivatives: CHT enters into swap agreements to manage the risk that the interest earned on its investments may not be sufficient to meet its CMB coupon obligations. With these swaps, all interest payments to CHT, net of its expenses, are paid to the swap counterparties from which CHT receives payments equal to the interest it is required to pay on the CMB. In accordance with the requirements of CMHC as guarantor, CHT mitigates this risk by retaining the interest portion of mortgage cash flow payments for counterparties rated below AA-. In addition, ISDA master netting agreements are employed for derivatives, including the requirement for ratings-based collateral thresholds.
The following table presents CHT’s credit exposure of derivatives by term to maturity.

					Potential Future	Total Credit
	Replacement value(1)					Exposure
					Credit
	Within	1 to 3	3 to 5	Over 5	Exposure
(in millions of dollars)	1 Year	Years	Years	Years	(2)	2010	2009
Interest Rate Swaps	772	1,578	382	246	837	3,815	3,454

(1)	Represents the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements.

(2)	Represents an add-on that is an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by the Office of the Superintendent of Financial Institutions.
Investments: Trust permitted investments are limited to high quality assets, as follows: NHA MBS, Government of Canada obligations, cash, asset-backed obligations backed by residential mortgages rated R-1 (High) and eligible repurchase agreements of Government of Canada securities, NHA MBS and bank sponsored ABCP. Limits to approved sale under repurchase agreement counterparties are determined as a function of credit rating and reported tier 1 capital.
CHT is assured full collection of principal and interest on its Investments in NHA MBS through CMHC’s guarantee of timely payment of principal and interest. The fair value of collateral held by CHT as at 31 December 2010 totalled $191 million (2009 – $232 million).
Consolidated Financial Statements     113

17. LIQUIDITY RISK
Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with financial liabilities. The Corporation has a liquidity risk policy which includes appropriate limits to ensure sufficient resources to meet current and projected cash requirements.
The Insurance and Securitization investment portfolios are managed to ensure that there is sufficient cash flow to meet projected claims. Sources of liquidity include: fees, premiums, investment income and proceeds from sales and maturities of investments. Within the CMB Program, CHMC’s liquidity risk refers to the risk that CMHC may not be able to provide the funding required, in a timely fashion to satisfy a call on its Timely Payment Guarantee obligation. Policies in place to mitigate this risk include ensuring high credit quality investments as permitted by the Trust Agreement and swap counterparties and the establishment of maturity monitoring guidelines. Liquidity sources in the event of an immediate need to fulfill the timely payment guarantee include overdraft facilities, lines of credit upon Department of Finance (DOF) approval and cash and short-term investments in marketable securities as well as a $350 million line of credit with the Central Paying Agent.
The Lending Activity investment portfolio is managed to ensure that there is sufficient cash flow to meet funding needs in case of contingencies causing operational disruptions, unanticipated needs, and to facilitate use of the Crown Borrowing Program. The asset/liability management strategy ensures that the assets are maintained at the same level as the liabilities. Derivatives are used to hedge mismatches in the timing of cash flows. Further sources of liquidity associated with this policy include overdraft facilities and cash and short-term investments in marketable securities. For any additional liquidity requirements, CMHC can access the Crown Borrowing Program and lines of credit upon DOF approval.
The Corporation’s commercial paper program remains available to meet cash requirements on a daily basis, subject to approval by the Minister of Finance on a transaction by transaction basis. CMHC also mitigates liquidity risk through the use of ISDA master netting agreements reducing the amount of cash required to satisfy derivative obligations.
The following table presents the undiscounted contractual cash flows payable by the Corporation, including accrued interest, under financial liabilities by remaining contractual maturities.

	Within 1	1 to 3	3 to 12	1 to 5	Over 5
(in millions of dollars)	Month	Months	Months	Years	Years	2010	2009
Securities Sold Under Repurchase Agreements	25	35	-	-	-	60	51
Canada Mortgage Bonds	-	13,576	28,956	151,862	21,522	215,916	195,265
Capital Market Borrowings	-	35	944	1,568	768	3,315	4,859
Borrowings from the Government of Canada	1,091	659	3,003	68,137	6,954	79,844	80,981
Derivatives (net)	657	45	(383)	(287)	(1,035)	(1,003)	(5,439)

Total	1,773	14,350	32,520	221,280	28,209	298,132	275,717

Commitments related to Loans and Investments in Housing Programs are outlined in Note 21.
114     Canada Mortgage and Housing Corporation

Lines of Credit
At 31 December 2010, CMHC had $200 million (2009 – $100 million) of overnight overdraft facility available with its banker that had not been drawn. In addition, CMHC had, upon DOF approval, $450 million (2009 – $450 million) in unused, uncommitted lines of credit. The lines of credit provided for loans based on Canadian prime rate and have no expiry date. During the year, CMHC has not drawn from these lines of credit.
18. EMPLOYEE FUTURE BENEFITS
CMHC provides a defined benefit pension plan, supplemental pension plans and other post-employment benefits.
The accrued benefit asset for the defined benefit pension plan is included in Accounts Receivable and Other Assets. The total accrued benefit liability for the supplemental pension plans and for the other post-employment benefits is included in Accounts Payable and Other Liabilities. The net benefit plan cost recognized is included in Operating Expenses.
Total cash payments for employee future benefits were $24 million in 2010 (2009 – $19 million). They include contributions by CMHC to its defined benefit pension plan and payments for the unfunded supplemental pension plans. Also therein are disbursements for other post-employment benefits, which consist of payments to a third-party service provider on behalf of retired employees and payments made directly to employees, their beneficiaries or estates.
Information about the employee future benefits is as follows:

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2010	2009	2010	2009
Accrued Benefit Obligation
Balance, Beginning of Year	1,256	1,139	153	131
Current Service Cost	22	21	4	3
Employees’ Contributions	11	7	-	-
Interest Cost	72	71	9	8
Benefits Paid	(61)	(60)	(4)	(4)
Actuarial Loss (Gain)	114	78	9	15
Plan Amendments	-	-	(1)	-

Balance, End of Year	1,414	1,256	170	153

Fair Value of Plan Assets
Balance, Beginning of Year	1,129	1,005	-	-
Actual Return on Plan Assets	79	162	-	-
Employer’s Contributions	20	15	4	4
Employees’ Contributions	11	7	-	-
Benefits Paid	(61)	(60)	(4)	(4)

Balance, End of Year	1,178	1,129	-	-

Funded Status - Plan Surplus (Deficit)	(236)	(127)	(170)	(153)
Unamortized Net Actuarial Loss	325	232	25	16
Unamortized Past Service Costs	9	18	11	14
Unamortized Transitional Obligation (Asset)	2	(29)	10	14

Accrued Benefit Asset (Liability)	100	94	(124)	(109)

Consolidated Financial Statements     115

Included in the above accrued benefit obligation and fair value of plan assets at 31 December are the following amounts in respect of plans that are not fully funded.

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2010	2009	2010	2009
Accrued Benefit Obligation	1,414	1,256	170	153
Fair Value of Plan Assets	1,178	1,129	-	-

Funded Status - Plan Deficit	(236)	(127)	(170)	(153)

The most recent actuarial valuation for funding purposes was done 31 December 2009, and the next scheduled valuation will be no later than 31 December 2011.
The plan assets and the accrued benefit obligation were measured for accounting purposes as at 31 December 2010. In performing this measurement, the following assumptions were adopted.

	2010	2009
Accrued Benefit Obligation:
Discount Rate	5.10%	5.75%
Rate of Compensation Increase	3.00%	3.00%
Benefit Costs:
Discount Rate	5.75%	6.25%
Rate of Compensation Increase	3.00%	3.00%
Long-Term Rate of Return on Plan Assets	6.25%	6.80%

A 7.5% (2009 – 8.6%) increase in health care costs was assumed for 2010, with 0.2% (2009 – 0.2%) average decreases per year thereafter to an ultimate trend rate of 4.5% which is expected to be achieved by 2029.
The following table shows the impact of changes in the assumptions.

Increase (Decrease)
	in Accrued	Increase (Decrease)
(in millions of dollars)	Benefit Obligation	in Net Benefit Costs
0.5% Increase/Decrease in Discount Rate	(99)/106	(10)/11
0.5% Increase/Decrease in Rate of Compensation Increase	10/(10)	2/(2)
0.5% Increase/Decrease in Long-Term Rate of Return on Plan Assets	-	(6)/6
1.0% Increase/Decrease in Health Care Cost Trend Rates	21/(16)	3/(2)

116     Canada Mortgage and Housing Corporation

CMHC’s annual net benefit plan costs are as follows:

			Other Post-Employment
	Pension Plans		Benefits
(in millions of dollars)	2010	2009	2010	2009
Costs Incurred during the Year
Current Service Cost, Net of Employees’ Contributions	22	21	4	3
Interest Cost	72	71	9	8
Actual Return on Plan Assets (Gain)/Loss	(79)	(162)	-	-
Actuarial (Gain) Loss Actuarial on Accrued Benefit Obligation	114	78	9	15
Plan Amendments	-	-	(2)	-

Total Costs before Adjustments	129	8	20	26

Adjustments to Recognize the Long-term Nature of Employee
Future Benefit Costs
Difference between Expected and Actual Return on Plan Assets	9	95	-	-
Difference between Actuarial (Gain) Loss Recognized and Actual Actuarial (Gain) Loss on Accrued Benefit Obligation	(102)	(63)	(9)	(15)
Amortization of Past Service Costs	9	9	3	2
Amortization of the Transitional Obligation (Asset)	(31)	(30)	4	4
Plan Amendments	-	-	-	-

Total Adjustments	(115)	11	(2)	(9)

Net Benefit Plan Cost (Revenue) Recognized	14	19	18	17

Information on the defined benefit pension plan assets is as follows:

	Percentage of Fair Value
	of Total Plan Assets
Category of Plan Assets	2010	2009
Short-term Investments(1)	3.00%	1.37%
Bonds and Debentures(2)	21.59%	22.00%
Equities	63.36%	63.45%
Real Return Securities(3)	2.44%	2.35%
Real Estate	9.61%	10.83%

Total	100.00%	100.00%

(1)	Includes $34 million or 2.89% (2009 – $13 million or 1.16%) in its related parties.

(2)	Includes $34 million or 2.93% (2009 – $41 million or 3.63%) in CMHC and $47 million or 3.98% (2009 – $49 million or 4.34%) in its related parties.

(3)	Includes $25 million or 2.14% (2009 – $23 million or 2.08%) in its related parties.
The interest paid by CMHC to the pension plan amounted to $1.3 million in 2010 (2009 – $1.4 million). In 2010, there was a net charge in the amount of $4.6 million (2009 – $4.1 million) from CMHC to the pension plans for administrative services.
19. SEGMENTED INFORMATION
As described in Note 1, the consolidated financial statements include the accounts of CMHC’s four activities (Insurance, Securitization, Housing Programs and Lending Activity), each of which provides different programs in support of CMHC’s objectives, and the Canada Housing Trust. The financial results of each activity are determined using the accounting policies described in Note 2. The Lending Activity includes certain corporate items that are not allocated to each activity. The Housing Program Activity includes reimbursements to the Lending Activity as described in Note 13. These reimbursements are not eliminated in the following table.

Consolidated Financial Statements     117

	Insurance		Securitization		Housing		Lending		Canada		Eliminations		Total
					Programs				Housing Trust
(in millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
REVENUES

Interest Income from NHA MBS	-	-	1,734	1,523	-	-	-	-	5,995	5,637	-	-	7,729	7,160

Premiums and Fees	1,738	1,643	184	161	-	-	-	-		-	-	-	1,922	1,804

Interest Earned on Loans and Investments in Housing Programs	-	-	-	-	-	-	641	723	-	-	-	-	641	723

Income from Investment Securities	590	562	57	38	-	-	24	16	241	156	(70)	(68)	842	704

Net Realized Gains (Losses) from Financial Instruments	95	109	6	5	-	-	-	(2)	-	-	-	-	101	112

Net Unrealized Gains (Losses) from Financial Instruments	11	(3)	469	(109)	-	-	(30)	(77)	(16)	212	-	(76)	434	(53)

Parliamentary Appropriations and Other Income	6	5	21	19	3,155	2,613	(3)	(3)	166	192	(98)	(112)	3,247	2,714

	2,440	2,316	2,471	1,637	3,155	2,613	632	657	6,386	6,197	(168)	(256)	14,916	13,164

EXPENSES

Interest Expense	-	1	1,753	1,529	-	-	641	658	6,228	5,786	(70)	(68)	8,552	7,906

Operating Expenses	186	195	8	7	115	108	20	19	174	199	(98)	(112)	405	416

Housing Programs and Net Claims	497	1,112	-	-	3,040	2,505	-	-	-	-	-	-	3,537	3,617

	683	1,308	1,761	1,536	3,155	2,613	661	677	6,402	5,985	(168)	(180)	12,494	11,939
Income Taxes	(482)	(266)	(184)	(32)	-	-	12	4	-	-	-	-	(654)	(294)

NET INCOME	1,275	742	526	69	-	-	(17)	(16)	(16)	212	-	(76)	1,768	931

ASSETS

Investment in NHA MBS:

Designated at Fair Value	-	-	-	-	-	-	-	-	159,895	143,791	-	-	159,895	143,791

Held to Maturity	-	-	55,742	59,000	-	-	-	-	-	-	-	-	55,742	59,000

Investment Securities:

Designated at Fair Value	62	52	1	1	-	-	1,028	1,029	940	395	(380)	(204)	1,651	1,273

Available for Sale	17,066	15,249	1,201	957	-	-	-	-	-	-	(1,908)	(1,859)	16,359	14,347

Held to Maturity	-	-	388	1,004	-	-	-	-	-	-	(264)	(950)	124	54

Loans:

Designated at Fair Value	-	-	-	-	-	-	7,294	7,533	-	-	-	-	7,294	7,533

Other	-	-	-	-	-	-	4,214	3,255	-	-	-	-	4,214	3,255

Investments in Housing Programs	-	-	-	-	-	-	873	939	-	-	-	-	873	939

Securities Purchased Under Resale Agreements	-	-	-	-	-	-	-	127	34,208	32,243	-	-	34,208	32,370

Other Assets	985	1,029	4,382	2,271	-	-	1,635	1,350	6,410	5,777	(554)	(168)	12,858	10,259

	18,113	16,330	61,714	63,233	-	-	15,044	14,233	201,453	182,206	(3,106)	(3,181)	293,218	272,821

LIABILITIES

Unearned Premiums and Fees	6,874	6,675	540	502	-	-	-	-	-	-	-	-	7,414	7,177

Borrowings:

Canada Mortgage Bonds	-	-	-	-	-	-	-	-	200,422	180,881	(2,934)	(3,118)	197,488	177,763

Capital Market Borrowings	-	-	-	-	-	-	3,054	4,448	-	-	(14)	(10)	3,040	4,438

Borrowings from the Government of Canada	-	-	59,200	61,260	-	-	10,786	8,593	-	-	-	-	69,986	69,853

Other Liabilities	1,430	1,495	461	511	-	-	1,045	1,016	1,081	1,359	(162)	(54)	3,855	4,327

	8,304	8,170	60,201	62,273	-	-	14,885	14,057	201,503	182,240	(3,110)	(3,182)	281,783	263,558

EQUITY OF CANADA	9,809	8,160	1,513	960	-	-	159	176	(50)	(34)	4	1	11,435	9,263

118     Canada Mortgage and Housing Corporation

20. RELATED PARTY TRANSACTIONS
The Corporation is related in terms of common ownership to all Government of Canada departments, agencies and Crown corporations. CMHC enters into transactions with certain of these entities in the normal course of business. These transactions are recorded at the exchange amount which is the amount agreed to by the related parties. All material related party transactions are either disclosed below or in relevant notes.
a) The following table summarizes income earned and receivable as well as the total amount invested in instruments issued or guaranteed by the Government of Canada.

(in millions of dollars)	2010	2009
Cash Equivalents	4,851	3,024
Investment Income – Cash Equivalents	12	8
Interest Receivable – Cash Equivalents	1	-
Investment Securities	5,898	6,248
Investment Income – Investment Securities	153	118
Interest Receivable – Investment Securities	21	17

b) CMHC pays the Government of Canada fees in recognition of the Government’s financial backing of the Insurance and Securitization Activities. The fees, which are recorded as a reduction of Other Income, amount to $10 million (2009 – $9 million) for Securitization and nil (2009 – nil) for the Insurance Activity. The fee for the Insurance Activity is nil because CMHC’s Earnings Set Aside for Capitalization equal 100% of its target capital level calculated in accordance with guidelines set out by OSFI.
21. COMMITMENTS AND CONTINGENT LIABILITIES
a) Commitments outstanding for Loans and Investments in Housing Programs, net of forgiveness, amounted to $524 million at 31 December 2010 (2009 – $370 million) and are normally advanced within a two-year period.
b) Commitments outstanding for advances to mortgage insured assisted housing projects in financial difficulty amounted to $84 million at 31 December 2010 (2009 – $80 million) and are normally advanced within a ten-year period. Advances in the amount of $80 million are expected to be made over the next five years and the remainder to be advanced beyond five years.
c) Total remaining contractual financial obligations for Housing Programs extend for periods up to 29 years (2009 – 30 years).
Estimated obligations are as follows:

						2016 and
(in millions of dollars)	2011	2012	2013	2014	2015	Thereafter
	2,080	1,641	1,619	1,608	1,598	13,456

d) In addition to the lines of credit disclosed in Note 17, CMHC has a $76 million (2009 – $70 million) letter of credit outstanding.
e) There are legal claims of $27 million (2009 – $9 million) against CMHC. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded.

Consolidated Financial Statements     119

OTHER INFORMATION

■	CMHC Board of Directors – compensation, attendance record and biographies
■	CMHC Management
■	CMHC Offices
■	Glossary
■	Definition of select CMHC performance measures
120      Canada Mortgage and Housing Corporation

■	CMHC BOARD OF DIRECTORS – COMPENSATION AND ATTENDANCE RECORD AND BIOGRAPHIES
COMPENSATION AND ATTENDANCE RECORD

		Attendance/Meetings
			Committee
			Governance and		Human	Pension Fund
Member	Compensation ($)	Board of Directors	Nominating	Audit	Resources	Trustees

Dino Chiesa	47,045	6/6	4/4		2/2

Karen Kinsley[1]	N/A	6/6	4/4	6/6	4/4	3/3

Harold Calla	21,200	5/6		5/6

Michael Gendron[3]	11,360	3/3		1/1

Brian Johnston	19,200	5/6		4/6

Sophie Joncas	24,200	6/6	4/4	6/6

E. Anne MacDonald	22,700	6/6			4/4

James A. Millar	20,200	6/6	1/1		4/4

Gary P. Mooney[2]	12,360	3/3	2/2

Rennie Pieterman[3]	11,360	3/3			1/1

André G. Plourde	19,700	6/6				3/3

[1]	Attendance at Audit and Human Resources committees as a non-member

[2]	Term ended in June 2010

[3]	Appointed June 2010

BIOGRAPHIES

These are also available on CMHC’s website at www.cmhc.ca

Dino Chiesa
Chairperson
Dino Chiesa has been Chair of the Board of Directors of Canada Mortgage and Housing Corporation since March 2005 and a member of the Board since June 2001. Mr. Chiesa is Principal, Chiesa Group commercial property investors and Chair of Leisureworld Caregiving Centres, one of Canada’s largest owners of long-term care facilities. He has previously served as Vice-Chair of the Board of Trustees of the Canadian Apartment Properties Real Estate Investment Trust (CAP REIT), Chief Executive Officer, Residential Equities Real Estate Investment Trust (RESREIT), Assistant Deputy Minister of
Ontario’s Ministry of Municipal Affairs and Housing, Chief Executive Officer of the Ontario Housing Corporation, Chief Executive Officer, Ontario Mortgage Corporation, and with CMHC from 1975 to 1987. Mr. Chiesa presently serves on the Board of the Social Housing Services Corporation Financial Inc. He participates on the boards of various community-based organizations and private corporations, is past Chair for Villa Charities Inc., and is a member of the Advisory Board for the Schulich School of Business at York University and of the President’s Expert Advisory Committee on Real Estate and Development Strategy for Ryerson University. Dino Chiesa holds a Bachelor of Economics degree from McMaster University.

Other Information     121

Karen Kinsley, FCA, ICD.D
President and Chief Executive Officer, CMHC, Ottawa, ON
Karen Kinsley was reappointed President and Chief Executive Officer of Canada Mortgage and Housing Corporation (CMHC) in April 2008. She was first appointed in June 2003. Ms. Kinsley joined CMHC in 1987. She was appointed Vice-President, Finance in 1990 and Treasurer in June 1995. In November 1996, Ms. Kinsley became the Vice-President, Corporate Services and Chief Financial Officer and, in May 2000, was appointed Vice-President, Insurance and Securitization. Karen Kinsley holds a Bachelor of Commerce degree from the University of Ottawa and is a member of the Canadian Institute of Chartered Accountants. She has been elected a Fellow of the Institute of Chartered Accountants of Ontario (FCA). In 2010, Ms. Kinsley also received the Certified Director designation (ICD.D) from the Institute of Corporate Directors.
Harold Calla
Harold Calla was reappointed to the Board of Directors of Canada Mortgage and Housing Corporation in June 2008. He was first appointed in June 2005. Mr. Calla is a member of the Squamish Nation located in North Vancouver, British Columbia. He has held a number of positions within the Squamish Nation relating to economic development, land management and finance. Mr. Calla serves as Chairman of the First Nations Financial Management Board, one of four institutions created under the First Nation Fiscal and Statistical Management Act to support Aboriginal economic development. He is a member of the Board of Directors of Terasen Inc., Terasen Gas Inc. and FortisBC Inc., energy companies based in British Columbia. He has also been appointed by the Province of British Columbia to the Board of the Nicola Valley Institute of Technology, an Aboriginal post-secondary institute with campuses in Merritt and Vancouver.
Michael Gendron
Michael Gendron was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in June 2010. A chartered accountant, Mr. Gendron is Chief Financial Officer and part-owner of Mancap Ventures Inc., a privately-owned venture capital company with majority equity interest in a number of homebuilding and support companies based in Edmonton, Alberta. Mr. Gendron was previously a partner in several local public accounting firms in Edmonton through which he served as external accountant and business advisor to businesses in a variety of industries, and operated a training organization primarily involved in preparing people to enter or re-enter the workplace. Mr. Gendron has served on a number of Boards, including most recently as Chair of the Finance Committee for the Alberta New Home Warranty Program (2007 – 2009). In addition to his chartered accountant designation, Mr. Gendron holds a Bachelor of Education from the University of Western Ontario (Althouse College), a Bachelor of Commerce from the University of Windsor and a Bachelor of Arts from the University of Western Ontario.
Brian Johnston
Brian Johnston was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in January 2008. A chartered accountant by profession, Mr. Johnston is the President of Monarch Corporation. In addition to his responsibilities at Monarch Corporation, Mr. Johnston is an active member within the home-building industry. He is currently a Board Director of the C.D. Howe Institute, EnerQuality Corporation and Tarion Warranty Corporation. He is a Past President of the Ontario Home Builders’ Association. Brian Johnston holds a Bachelor of Commerce degree from the University of Toronto.

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Sophie Joncas
Sophie Joncas was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in August 2001. A chartered accountant, Ms. Joncas is an Administrator with Production Quarters, a television production company, and a professor in economics and finance at the Académie de l’entrepreneurship Québécois inc. Her professional experience in the public and private sectors, including construction and real estate firms, has enabled her to assist companies with their business and strategic planning needs. She has also worked in the private sector as Director of Finance and Administration and as a professional auditor. Sophie Joncas holds a Bachelor of Science in Accounting and a Master in Business Administration from the Université du Québec à Montréal. She is a member of the Ordre des comptables agréés du Québec, President of the Chartered Accountants of the Montérégie Region and was President of the Association des gens d’affaires de St-Hubert for 2001.
E. Anne MacDonald
Anne MacDonald was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in September 2007. Ms. MacDonald is a lawyer by profession. She was admitted to the Nova Scotia Bar Association in 1977, and has operated a general law practice in the Town of Pictou, Nova Scotia, since 1979. Ms. MacDonald has extensive knowledge of provincial and municipal law. Her primary areas of law practice include real estate, wills, probate, municipal law and family law. She was also the solicitor for the Town of Pictou for 25 years and assisted the town in acquiring and managing its real estate properties. A long-time resident of Pictou, Ms. MacDonald has been actively involved in her community, both as a volunteer and member of various associations. She was the first female President of the Pictou County Barristers’ Society. Ms. MacDonald is currently a member of the Nova Scotia Barristers’ Society, the Caribou Women’s Institute, and actively participates in and supports community organizations and charities. Anne MacDonald obtained a Bachelor of Arts from Acadia University and a Bachelor of Laws from Dalhousie University.
James A. Millar
Jim Millar was appointed to the Board of Directors of Canada Mortgage and Housing Corporation (CMHC) in April 2007. Mr. Millar is an Associate with the Sussex Circle, an Ottawa-based consulting group providing advice on strategy, policy, organization and finance to senior clients in government, business and the voluntary sector. Mr. Millar joined CMHC in 1998 and held positions of Vice-President, Human Resources and Vice-President, Risk Management and Communications. A career public servant, Mr. Millar worked in several government departments, including the Privy Council Office, Manpower and Immigration, the Public Service Commission, and Transport Canada. In 1989, he joined the Department of the Prime Minister and Cabinet, Government of Australia, as Assistant Secretary, Trade and Industry on an interchange assignment. Jim Millar obtained a Bachelor of Arts (Honours) in Economics and Political Science from Bishop’s University and a Master of Public Administration from Carleton University.
Rennie Pieterman
Rennie Pieterman was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in June 2010. A partner at Practical Plumbing Co. Ltd., Ms. Pieterman served eight years on the Board of Directors of the London Home Builders’ Association, including as President in 2003. She has been a member of the Association’s Renovators’ Council since 1994. Ms. Pieterman is also an active member of the Board of the Hyde Park Business Association.
André G. Plourde
André G. Plourde was appointed to the Board of Directors of Canada Mortgage and Housing Corporation in April 2008. Mr. Plourde has been President of Montréal Real Estate Group Inc. since 2001, an important commercial real estate brokerage firm in Montréal. Mr. Plourde is active within the commercial real estate industry as a member of the Urban Development Institute of Quebec and the Organisme d’autoréglementation du courtage immobilier du Québec. André G. Plourde obtained a Bachelor of Business Administration degree from the Université du Québec à Montréal. Mr. Plourde is Vice-Chairman of the board of the Children’s Diabetic Foundation.

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CMHC MANAGEMENT

As at December 31, 2010
Karen Kinsley
President and Chief Executive Officer
NATIONAL OFFICE
André Asselin
Executive Director, CMHC International
Charles Chenard
Executive Director, Corporate Marketing
Peter De Barros
Executive Director, Communications
Serge Gaudet
Director, Audit and Evaluation Services
Sébastien Gignac
General Counsel and Corporate Secretary
Marc Joyal
Vice-President, Corporate Services and Chief Financial Officer
Sharon Matthews
Vice-President, Assisted Housing
Mark McInnis
Vice-President, Insurance Underwriting, Servicing and Policy
Pierre Serré
Vice-President, Insurance Product and Business Development
Douglas Stewart
Vice-President, Policy and Planning
Gail Tolley
Vice-President, Human Resources
Wojo Zielonka
Chief Risk Officer
REGIONAL BUSINESS CENTRES

Sylvie Crispo
General Manager, Quebec Business Centre
Peter Friedmann
General Manager, Ontario Business Centre, and Managing Director, Securitization
Christina Haddad
General Manager, Atlantic Business Centre
Charles B. MacArthur
General Manager, British Columbia Business Centre
Gordon R. McHugh
General Manager, Prairie and Territories Business Centre

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CMHC OFFICES

NATIONAL OFFICE
700 Montreal Road
Ottawa, Ontario
Canada, K1A 0P7	(613) 748-2000

REGIONAL BUSINESS CENTRES
Atlantic
1894 Barrington Street, 9th Floor
Halifax, Nova Scotia B3J 2A8	(902) 426-3530

Quebec
1100 René-Lévesque Blvd West, 1st Floor
Montréal, Quebec H3B 5J7	(514) 283-2222

Ontario
100 Sheppard Avenue East, Suite 300
Toronto, Ontario M2N 6Z1	(416) 221-2642

Prairie and Territories
1000 – 7th Avenue SW, Suite 200
Calgary, Alberta T2P 5L5	(403) 515-3000

British Columbia
1111 West Georgia Street, Suite 200
Vancouver, British Columbia V6E 4S4	(604) 731-5733

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■	GLOSSARY

Key Acronyms:
AHI	Affordable Housing Initiative	INAC	Indian and Northern Affairs Canada
CBA	Canadian Bankers Association	HRSDC	Human Resources and Skills Development Canada
CEAP	Canada’s Economic Action Plan
CGAAP	Canadian Generally Accepted Accounting	LTV	Loan-to-value
	Principles	MCT	Minimum Capital Test
CMB	Canada Mortgage Bond	NGO	Non-governmental organization
FAA	Financial Administration Act	NRC	National Research Council
IC	Industry Canada	NRCan	Natural Resources Canada
IFRS	International Financial Reporting Standards	OSFI	Office of the Superintendent of Financial Institutions

Affordable Housing Initiative (AHI): Under the Affordable Housing Initiative, the federal government, through CMHC, provides funding to increase the supply of affordable housing off reserve, in partnership with provinces and territories. Provinces and territories design the housing programs which must meet national criteria.
Board of Directors Committees:
Governance and Nominating Committee
■	monitors best practices and trends in corporate governance

■	reviews the Board’s Standards of Conduct

■	identifies potential candidates for the positions of Chairperson and President and Chief Executive Officer and also makes recommendations with respect to the profile of the Board

■	evaluates the performance of the President and Chief Executive Officer against pre-established objectives and goals
Audit Committee
■	advises the Board on the soundness of the Corporation’s financial management
■	oversees the integrity and appropriateness of internal control systems, risk management practices and financial reporting and audit processes, including the annual financial audit and periodic Special Examinations pursuant to the FAA
Human Resources Committee
■	provides advice on strategies with respect to employee recruitment, selection and retention

■	recommends changes in compensation and performance management policies
Canada Housing Trust (CHT):
The CHT is a legal entity at arm’s length to CMHC. CHT acquires interests in eligible insured housing loans such as National Housing Act Mortgage-Backed Securities. The CHT also purchases highly-rated investments, undertakes certain related financial hedging activities for the purpose of managing business risks, and issues Canada Mortgage Bonds (CMBs). CMBs are guaranteed by CMHC. CMHC also acts as the financial services advisor to the CHT, determining market demand for bond issuance, and engaging an underwriting syndicate to underwrite

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bond issues. CMHC receives a fee from CHT for its services as guarantor and financial services advisor. The day-to-day activities of the CHT are administered through a separate corporate entity serving as the trust administrator. As required under Accounting Guidelines 15 of Canada’s Accounting Standards Board, CHT’s financial results are consolidated with CMHC’s financial statements because CHT is considered a variable interest entity. This will continue to be the case under the International Financial Reporting Standards (IFRS).
Canada Mortgage Bonds (CMB):
Bullet maturity bonds that are fixed-rate with a semi-annual coupon and floating rate notes with a quarterly coupon that are issued by the Canada Housing Trust (CHT) and guaranteed by CMHC.
CMHC Affordable Housing Centre:
CMHC’s centre of excellence for information, guidance and other tools to facilitate the production of affordable housing by non-profit organizations, private sector proponents and others.
Core Housing Need:
A household is in core housing need if its housing does not meet one or more of the adequacy, suitability or affordability housing standards and it would have to spend 30% or more of its before-tax income to pay the median rent (including utility costs) of alternative local market housing that meets all three of these standards.
■	Adequate housing does not require any major repairs, according to residents.

■	Acceptable housing refers to housing that is adequate in condition, suitable in size, and affordable.

■	Suitable housing has enough bedrooms for the size and make-up of resident households, according to National Occupancy Standard (NOS) requirements. Enough bedrooms based on NOS requirements means one bedroom for each cohabiting adult couple; unattached household member 18 years of age and over; same-sex pair of children under age 18; and additional boy or girl in the family, unless there are two opposite sex children under 5 years of age, in which case they are expected to share a bedroom. A household of one individual can occupy a bachelor unit (i.e., a unit with no bedroom).

■	Affordable housing costs less than 30% of before-tax household income. For renters, shelter costs include rent and any payments for electricity, fuel, water and other municipal services. For owners, shelter costs include mortgage payments (principal and interest), property taxes, and any condominium fees, along with payments for electricity, fuel, water and other municipal services.
Direct Lending:
CMHC provides low-cost loans directly to federally-funded social housing sponsors seeking to refinance their housing projects and to First Nations to finance new housing production.
emili:
An online proprietary automated mortgage insurance risk and approval system developed by CMHC. It provides a virtually instantaneous risk assessment of mortgage loan insurance applications.
EQuilibrium™ Communities Initiative:
Goals of the joint CMHC/Natural Resources Canada EQuilibrium™ Communities Initiative:
■	to accelerate sustainable community planning and development in Canada by demonstrating implementation methodologies and by facilitating improvements to performance levels; and

■	to showcase how sustainable communities offer opportunities to achieve these improved levels of performance by integrating land use, housing, transportation and energy efficiency.

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EQuilibrium™ Sustainable Housing Demonstration Initiative:
Goals of CMHC’s EQuilibrium™ Sustainable Housing Demonstration Initiative:
■	to promote low environmental impact healthy housing across Canada

■	to enhance the capacity of Canada’s home builders, developers, architects and engineers to design and build EQuilibrium™ homes and communities across the country;

■	to educate consumers on the benefits of owning an EQuilibrium™ home and achieve market acceptance of EQuilibrium™ homes and sustainable communities; and

■	to enhance Canada’s domestic and international leadership and business opportunities in sustainable housing design, construction services and technologies.
First Nations Market Housing Fund (FNMHF):
The FNMHF, an independent trust, is overseen by nine trustees appointed by the Minister for CMHC and the Minister of Indian Affairs and Northern Development. CMHC, on behalf of the Government of Canada, contributed $300 million to the Fund under a Funding Agreement with the Trustees of the FNMHF. In 2008, the FNMHF engaged CMHC to administer its operations for its initial five years. The FNMHF operates a credit enhancement facility for housing loans on First Nation reserves, as well as supports First Nation capacity development. The financial results of the FNMHF are not consolidated with CMHC’s financial statements but are consolidated with the Government of Canada’s.
Granville Island:
Granville Island is a cultural, recreational and commercial development in the heart of Vancouver owned by the Government of Canada. CMHC receives a fee to cover its costs to manage and administer Granville Island. Granville Island’s finances are not consolidated with CMHC’s.
Insured Mortgage Purchase Program (IMPP):
In October 2008, as a measure to maintain the availability of longer-term credit in Canada, the Government of Canada authorized CMHC to purchase
$25 billion in National Housing Act Mortgage-Backed Securities (NHA MBS) from Canadian financial institutions through a competitive auction process. Since the initial announcement, the potential size of the program was increased to $125 billion. IMPP remained available until the end of March 2010.
Municipal Infrastructure Lending Program (MILP):
Under Canada’s Economic Action Plan, CMHC is delivering MILP which can provide up to $2 billion in direct low-cost loans to municipalities over a two-year period to March 31, 2011 to fund housing-related municipal infrastructure. Eligible projects must directly relate to housing, contributing to the efficient functioning of new and existing residential areas.
National Housing Act Mortgage Backed Securities (NHA MBS):
A security which represents an undivided interest in a pool of residential mortgages insured under the NHA or by a licensed private sector insurer and which has the full timely-payment guarantee of the Government of Canada through CMHC. The scheduled principal repayments by the borrower and agreed rate of interest on the mortgages in an NHA MBS pool are paid to investors monthly. In addition, depending on the particular issue of NHA MBS, these payments can vary from month to month if, for example, borrowers make unscheduled payments such as advance payments of principal on a mortgage. Securities under the NHA MBS program are issued by Approved Issuers (primarily lending institutions).
Proposal Development Funding (PDF):
An interest free loan of up $100,000 to support activities carried out during the early stages of developing an affordable housing project. PDF is available for projects that are developed without long-term federal government subsidies. Eligible costs include soil load-bearing tests, environmental site assessments, project drawings and specifications, development permits and certain professional and consulting fees. The loan is repayable upon the first advance of mortgage funding and a portion of the loan may be forgiven if it meets criteria for affordable housing as defined by CMHC.

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Renovation Programs:
Programs that help low-income households, landlords, persons with disabilities, senior households, and Aboriginal people undertake renovations, repairs or rehabilitation of their housing units. Some provinces and territories cost-share and deliver these programs. CMHC’s suite of renovation programs includes:
■	Residential Rehabilitation and Assistance Program (RRAP): A program which provides financial assistance to low-income households who live on and off reserve to enable them to repair their homes, as well as to assist landlords to repair rental dwellings or to convert non-residential properties into affordable residential units.

■	Shelter Enhancement Program (SEP): A program which provides financial assistance to repair, rehabilitate and improve existing shelters, both on and off reserve, for victims of family violence. The program also assists in the acquisition or construction of new shelters and second stage housing.

■	Emergency Repair Program (ERP): A program which provides financial assistance to low-income homeowners or occupants in rural areas to undertake emergency repairs required for the continued safe occupancy of their house.

■	Home Adaptations for Seniors’ Independence (HASI): A program which provides financial assistance to low-income seniors to carry out minor adaptations to assist them to live independently in their own homes.
Seed Funding:
Consists of a grant and a loan up to a maximum of $20,000 when combined to support activities carried out in the early stages of developing affordable housing project proposals. Eligible expenses include costs for housing market studies, need and demand analyses, the preparation of business plans, preliminary financial viability analyses, preliminary project designs, as well as the costs to incorporate an entity. The loan portion of Seed Funding is repayable upon the first advance of mortgage funding.

Other Information      129

DEFINITION OF SELECT CMHC PERFORMANCE MEASURES

Objective 1: Help Canadians in need

Strategic Priority 1.1: Help Canadians in need access affordable, sound and suitable housing

Housing program expenses: Expenses primarily related to existing social housing programs. These programs include: public housing programs, non-profit housing programs, rent supplement programs, the rural and native housing programs, urban native housing programs and co-operative housing programs. New commitments under these programs ceased in 1993, except for the non-profit housing program on-reserve. Also includes expenditures under the Affordable Housing Initiative, CMHC’s renovation programs, CMHC’s research, market analysis and export promotion activities, as well as spending related to commitments under Canada’s Economic Action Plan.

Estimated number of households assisted through long-term social housing agreements: Primarily households who live in social housing developed between 1946 and 1993. Also includes households living in units on reserve administered under the On-Reserve Non-Profit Rental Housing Program. New units continue to be committed under this program.

Renovation program expenditures: Federal expenditures disbursed under CMHC’s renovation programs (see Glossary). These programs were extended for two years to March 31, 2011. [1]

Affordable Housing Initiative (AHI) expenditures: Federal expenditures under the AHI. This initiative was extended for two years (March 2009 to March 2011).[1] Does not include CEAP funding for social housing renovation and retrofit and for new social housing for seniors, persons with disabilities, First Nations and the North.

Affordable housing units facilitated by CMHC’s Affordable Housing Centre: Affordable housing units for which project sponsors have been provided with Seed Funding or Proposal Development Funding, and/or CMHC’s Affordable Housing Centre staff have provided advice in the development of these units. Some of these units also qualified for CMHC mortgage loan insurance underwriting flexibilities which encourage affordable housing.

Direct Lending: CMHC provides low-cost loans directly to federally-funded social housing sponsors seeking to finance their existing housing projects upon mortgage renewal, and to First Nations to finance new housing production.

Strategic Priority 1.2: Support Aboriginal Canadians to improve their living conditions

Per cent of housing programs and services delivered through First Nations or Aboriginal organizations: The average of the following:
■   Per cent of RRAP accounts on reserve delivered by Aboriginal agents.

■   Per cent of commitments under the On-Reserve Non-Profit Rental Housing Program for which inspections and physical condition reviews are carried out under the Native Inspection Services Initiative based on number of units.

■   Per cent of Aboriginal Capacity Development service contract dollars paid to Aboriginal service providers.

Homeowner units insured or facilitated through the adoption of market-based housing finance tools: Homeownership units on reserve that CMHC was instrumental in facilitating. Where financing is required, homeownership loans may be insured by CMHC.

[1] The Government of Canada announced that it would continue to provide, through CMHC, $253.1 million per fiscal year for 2011-12 to 2013-14, to fund housing programs for low-income Canadians. Targets for these programs will be determined once results of negotiations with provinces and territories are known.
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Objective 2: Facilitate access to more affordable, better quality housing for all Canadians

Strategic Priority 2.1: Ensure that Canadians have access to mortgage loan insurance products and tools that meet their needs

Total insured volume (units) and Total insured volume ($): Units and value of loans insured loans that were finalized for both homeownership and rental units as well as portfolio insurance.

Operating expense ratio (per cent): The ratio of operating expenses to total premiums and fees revenue earned. ((Operating expenses) / (earned premiums + fees)) *100

Strategic Priority 2.2: Enhance the supply of low-cost funds for mortgage lending by expanding the securitization program

Annual securities guaranteed: NHA Mortgage-Backed Securities (NHA MBS) for which CMHC issued guarantees during the year. Once guaranteed, NHA MBS may be issued directly into capital market, purchased by the Canada Housing Trust under the Canada Mortgage Bonds Program, or purchased under the Insured Mortgage Purchase Program until March 2010.

Operating expense ratio (per cent): The ratio of operating expenses to revenue earned. (Operating expenses + Canada Mortgage Bonds related expenses)/(guarantee fees earned + application and compensatory fees earned + Financial Services Advisors fees earned from Canada Housing Trust) *100

Strategic Priority 2.3: Provide comprehensive, timely and relevant information to enable Canadian consumers as well as the housing sector to make informed decisions

Forecast accuracy of housing starts: The difference expressed as percentage between CMHC’s initial starts forecast for Canada and the actual annual starts for the same year.

Ranking of housing starts forecast accuracy among forecasters: Ranking of the accuracy of CMHC’s annual housing starts forecast among other industry forecasters where the most accurate forecaster ranks first.

INTERNAL SERVICES

Human Resources

Level of employee engagement: The overall level of engagement is based on the results of a survey of CMHC employees conducted by Towers Watson (formerly Towers Perrin ISR) in comparison to industry benchmarks. To be fully engaged, employees must have: rational understanding of the organization’s strategic goals, values, and how they fit; emotional attachment to their organization; the motivation and willingness to invest discretionary effort to go above and beyond to help the organization succeed.

Information Technology

Overall systems reliability index (per cent): Weighted average of monthly availability of key corporate systems.

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©2011 Canada Mortgage and Housing Corporation
Cat. No.: NHI-1/2010E
Printed in Canada

Available on CMHC’s website at www.cmhc.ca or by calling 1-800-668-2642.
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